7/15

08003795

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang Steel Co Ltd

*CURRENT ADDRESS

PROCESSED
JUL 17 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34663 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE : 7/16/08



鞍鋼股份有限公司
ANGANG STEEL COMPANY LIMITED*

(Stock Code: 0347)

2007

年度報告
Annual Report

* For identification purposes only





The board of directors (the "Board"), Supervisory Committee ("Supervisory Committee") and the directors, Supervisors and Senior Management of Angang Steel Company Limited (the "Company") confirm that there is no false representation or misleading statement contained in, or material omission from this annual report, and severally and jointly warrant and undertake for the truthfulness, accuracy, and completeness of the contents of this annual report.

Mr. Zhang Xiaogang, the Company's Chairman of the Board, and Ma Lianyong, Chief Accountant and Head of the Accounting Department, confirm that the financial statements in this annual report are true and complete.

The Board of the Company is pleased to announce the annual results of the Company for the year ended 31 December 2007.

COMPANY PROFILE

The Company is a joint stock limited company incorporated on 8 May 1997 with Anshan Iron and Steel Group Complex ("Angang Holding") as its sole promoter. Pursuant to the reorganisation of Angang Holding and the Company, Angang Holding transferred the Cold Roll Plant, Wire Rod Plant and Thick Plate Plant to the Company by Angang Holding. The three plants had a net asset value of Rmb2,028,817,600 as determined by the State-owned Assets Administration Bureau, and 1,319,000,000 domestic state-owned legal person shares with a par value of Rmb1 each were issued to Angang Holding as consideration for these plants.

On 22 July 1997, the Company issued 890,000,000 H shares at HK$1.63 per share which were listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") on 24 July 1997. The Company subsequently issued 300,000,000 A shares at Rmb3.90 per share on 16 November 1997, of which 285,505,400 shares were offered to the public and 14,494,600 shares were issued to the employees of the Company. Trading of the 285,505,400 shares offered and issued to the domestic shareholders, and the 14,494,600 employees' shares issued to the employees of the Company commenced on the Shenzhen Stock Exchange on 25 December 1997 and 26 June 1998, respectively.

On 15 March 2000, the Company issued A share convertible debentures amounting to Rmb1.5 billion in the People's Republic of China (the "PRC"). On 14 March 2005, the Company paid the principal and interest accrued for the A share convertible debentures upon their maturity, and trading in and conversion of A share convertible debentures ended on the same day. As of the date of maturity, total of 453,985,697 A shares were converted from the convertible debentures of the Company.

On 26 January 2006, the Company issued 2,970,000,000 A shares at Rmb4.29 per share to Angang Holding as partial payment of the consideration for the acquisition of 100% share capital of Angang New Steel and Iron Company Limited ("ANSI"). The registration for custody of such shares at Shenzhen Branch of China Securities Registration and Clearing Corporated Limited completed on 23 February 2006 and they will not be traded or transferred within 36 months starting from 23 February 2006. The total number of shares of the Company increased to 5,932,985,697 following the issue of new shares.

COMPANY PROFILE *(continued)*

On 20 June 2006, it was approved by the annual shareholder meeting of the Company for the year 2005 to change the Chinese name of the Company from "鞍鋼新軋鋼股份有限公司" to "鞍鋼股份有限公司", and Chinese short name was changed to "鞍鋼股份" from "鞍鋼新軋", The English name was changed from "Angang New Steel Company Limited" to "Angang Steel Company Limited", while the English short name was changed to "Ansteel" from "Angang New Steel". On 29 September 2006, the Company obtained its new "Business License for Enterprise Legal Person" reflecting such change of name.

In December 2005, the Company implemented the non-tradable shares reform, pursuant to which Angang Holding, the holder of the non-tradable shares of the Company, offered 2.5 A shares and 1.5 "鞍鋼JTC1" share warrants for every 10 shares held by the registered holders of tradable A shares on the record date for the non-tradable shares reform, and Angang Holding offered a total of 188,496,424 A shares and 113,097,855 "鞍鋼JTC1" share warrants to the holders of circulating A shares. The "鞍鋼JTC1" share warrants expired in December 2006. A total of 110,601,666 share warrants were exercised, as a result of which Angang holding transferred 110,601,666 shares to the other holders of circulating A shares at Rmb3.386 per share. The "鞍鋼JTC1" warrants which were not exercised on the date of expiry were cancelled thereafter. Following the exercise of such warrants, the total number of shares of the Company remained unchanged, comprising 3,989,901,910 A shares held by Angang Holding, 1,053,083,787 A shares held by the other A shareholders and 890,000,000 H shares held by the H Shareholders.

During 2007, the Company issued rights shares on the basis of 2.2 rights shares for every 10 existing shares to all the shareholders of the Company. From 10 October to 16 October 2007, the Company issued 1,106,022,150 domestic rights shares to A share shareholders of the Company at the price of Rmb15.4 per share, including 228,240,496 shares to holders of shares not subject to trading moratorium and 877,781,654 shares to holders of shares subject to trading moratorium. Such newly issued domestic rights shares were approved to be listed on the Shenzhen Stock Exchange on 25 October 2007. From 22 October to 5 November 2007, the Company issued 195,800,000 H rights shares to H shareholders of the Company at a price of HK$15.91 per share (equivalent to Rmb15.4 per share according to the then exchange rate). Such newly issued H rights shares were approved to be listed on the Hong Kong Stock Exchange on 14 November 2007. Upon completion of rights issue, the total number of shares of the Company amounted to 7,234,807,847 shares, of which 4,867,680,330 shares were held by Angang Holding, 1,281,327,517 shares were held by other A shareholders and 1,085,800,000 shares were held by H shareholders.

The Company's principle activities include production and sale of steel products such as hot rolled sheets, cold rolled sheets, galvanized steel sheets, color coating plates, silicon steel, moderately thick plates, wire rods, large steel products and seamless steel pipes. These products are widely used in industries such as automobile, construction, ship-building, home electrical appliances, railway construction and manufacture of pipelines. The Company's products are very competitive in the domestic and foreign markets and its equipment is of an advanced standard in the PRC.

COMPANY PROFILE *(continued)*

1.	Legal Name of the Company:	
	(in Chinese):	鞍鋼股份有限公司
	(in English):	ANGANG STEEL COMPANY LIMITED
2.	Legal Representative of the Company:	Zhang Xiaogang
3.	Company Secretary:	Fu Jihui
	Company Address:	1 Qianshan Road West, Qianshan District, Anshan City, Liaoning Province, the PRC
	Telephone:	86-412-8417273 86-412-8419192
	Fax:	86-412-6727772
4.	Registered Address of the Company:	Production Area of Angang Steel Tie Xi District, Anshan City, Liaoning Province, the PRC
	Postal Code:	114021
	Website:	http://www.ansteel.com.cn
	E-mail Address:	ansteel@ansteel.com.cn
5.	Company's Annual Report available at:	Secretarial office of the Board of Directors of the Company
	Website for Disclosure of Information in Hong Kong	http://www.hkex.com.hk and http://angang.wspr.com.hk
	Website for Publication of Annual Report	http://www.cninfo.com.cn
	Stock Exchange Listings:	A shares: Shenzhen Stock Exchange H shares: The Stock Exchange of Hong Kong Limited
	Abbreviations:	A shares: Angang Steel H shares: Angang Steel
	Stock Code:	A shares: 000898 H shares: 0347



PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

Unit: Rmb million

	2007	2006 *(restated)*
Turnover	**65,294**	54,283
Profit before taxation	**10,382**	9,388
Taxation	**2,848**	2,294
Profit for the year attributable to equity shareholders of the Company	**7,534**	7,094
Total assets	**87,381**	58,513
Total liabilities	**33,254**	28,512
Total equity attributable to equity shareholders of the Company	**54,127**	30,001
Net assets per share *(Rmb)*	**7.48**	5.06
Earnings per share (basic) *(Rmb)*	**1.121**	1.074
Return on net assets *(%)*	**13.92**	23.65

PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC ("PRC GAAP")

1. The Company's key accounting data for the year:

For the year ended 31 December 2007

Unit: Rmb million

Item	Amount
Operating profit:	10,450
Total profit:	10,373
Net profit attributable to shareholders of the listed company:	7,525
Net profit after extraordinary items attributable to shareholders of the listed company:	7,613
Net cash flow generated from operating activities:	7,906
Investment income:	81
Net non-operating expenses:	(77)
Net increase in cash and cash equivalents:	6,253

Note: Extraordinary items and amounts of the Company during the reporting period:

No.	Extraordinary item	Effect on profit *(Rmb million)*
1	Non-operating income	44
2	Non-operating expenses	(121)
3	Relevant income tax	25
4	Impact from change in income tax rate	(36)
	Total	(88)

Items accounted for at fair value

Unit: Rmb million

Item	Balance in the beginning of the period	Balance at the end of the period	Changes for the period	Amount of the effect on profit for the period
Financial assets available for sale	0	271	271	0

PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC ("PRC GAAP") *(continued)*

2. Differences between PRC GAAP and IFRSs

Unit: Rmb million

	PRC GAAP	IFRSs
Net profit	7,525	7,534
Shareholders' equity	54,255	54,127

Explanation on differences: Adjustments in accordance with IFRSs:

1. Adjustment in net profit:

   (1) Decrease of Rmb7 million in net profit due to depreciation provision of convertible debentures capitalisation for previous year;

   (2) An increase of Rmb3 million in net profit due to write- off of pre-operating expenses;

   (3) An increase of Rmb5 million in net profit due to amortisation of revaluation of land use right;

   (4) An increase of Rmb11 million in net profit due to write-off of provision for production safety expenses;

   (5) A decrease of Rmb3 million in net profits due to decrease of deferred income tax assets and increase of income tax.

2. Adjustments in shareholders' equity:

   (1) A decrease of Rmb181 million in shareholders' equity due to revaluation of land use right.

   (2) An increase of Rmb11 million in shareholders' equity due to write-off of provision for production safety expenses.

   (3) An increase of Rmb42 million in shareholders' equity due to increase of deferred income tax assets.

PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC ("PRC GAAP") *(continued)*

3. Major accounting data and financial indices of the Company for the recent three years

Unit: Rmb million

Item	2007	2006 Before adjustment	2006 After adjustment	Increase/ (decrease) compared with previous year *(%)* After adjustment	2005 Before adjustment	2005 After adjustment
Operating revenue	**65,499**	54,645	54,330	20.56	26,632	26,309
Total profit	**10,373**	9,213	9,381	10.57	2,982	3,049
Net profit attributable to shareholders of the listed company	**7,525**	6,845	7,003	7.45	2,079	2,210
Net profit after extraordinary items attributable to shareholders of the listed company	**7,613**	7,111	7,190	5.88	2,079	2,210
Net cash flows from operating activities	**7,906**	11,084	11,018	(28.24)	2,553	2,403
Earnings per share (basic) *(Rmb)*	**1.120**	1.204	1.106	1.27	0.702	0.670
Earnings per share (diluted) *(Rmb)*	**1.120**	1.204	1.106	1.27	0.702	0.670
Basic earnings per share after extraordinary items *(Rmb)*	**1.133**	1.251	1.136	(0.26)	0.702	0.670
Return on net assets (fully diluted) *(%)*	**13.87**	22.94	23.25	Decreased by 9.38 percentage points	18.35	19.28
Return on net assets (weighted average) *(%)*	**21.32**	26.44	26.84	Decreased by 5.52 percentage points	19.52	20.61

PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC ("PRC GAAP") *(continued)*

3. Major accounting data and financial indices of the Company for the recent three years *(continued)*

Unit: Rmb million

Item	2007	2006 Before adjustment	2006 After adjustment	Increase/(decrease) compared with previous year *(%)* After adjustment	2005 Before adjustment	2005 After adjustment
Return on net assets after extraordinary items (fully diluted) *(%)*	**14.03**	23.84	23.87	Decreased by 9.84 percentage points	18.35	19.28
Return on net assets after extraordinary items (weighted average) *(%)*	**21.57**	27.47	27.55	Decreased by 5.98 percentage points	19.52	20.61
Net cash flows per share from operating activities *(Rmb)*	**1.093**	1.868	1.857	(41.14)	0.862	0.811

	At the end of 2007	At the end of 2006 Before adjustment	At the end of 2006 After adjustment	Increase/(decrease) compared with the end of previous year *(%)* After adjustment	At the end of 2005 Before adjustment	At the end of 2005 After adjustment
Total assets	**86,786**	58,430	58,385	48.64	14,290	13,921
Shareholders' equity	**54,255**	29,834	30,123	80.11	11,329	11,460
Net asset per share attributable to shareholders of the listed company *(Rmb)*	**7.50**	5.03	5.08	47.64	3.82	3.87

PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC ("PRC GAAP") *(continued)*

4. Return on net assets and earnings per share as calculated in accordance with the "Regulations for Preparation and Reporting of Information Disclosure by Listed Companies (No.9)" issued by China Securities Regulatory Commission:

Profit for the reporting period	Return on net assets (%) Fully diluted	Weighted average	Earnings per share (Rmb/share) Basic	Diluted
Net profit attributable to shareholders of ordinary shares of the Company	13.87	21.32	1.120	1.120
Net profit after extraordinary items attributable to shareholders of ordinary shares of the Company	14.03	21.57	1.133	1.133

5. Changes in shareholders' equity during the reporting period

Unit: Rmb million

Item	Share capital	Capital reserve	Surplus reserves	Undistributed profits	Total shareholders' equity
As at 1 January 2007	5,933	12,847	2,228	9,115	30,123
Increase in 2007	1,302	18,746	753	7,525	28,326
Decrease in 2007	—	—	—	4,194	4,194
As at 31 December 2007	7,235	31,593	2,981	12,446	54,255

PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC ("PRC GAAP") *(continued)*

5. Changes in shareholders' equity during the reporting period *(continued)*

Reasons for changes

1. Reasons for changes in the share capital: Share capital increased as a result of the Rmb1,302 million from issued rights shares;

2. Reasons for changes in capital reserves: Capital reserves increased attributable to Rmb18,603 million from issued rights shares and an increase of Rmb143 million as a result of changes in fair value of financial assets available for sale;

3. Reasons for changes in surplus reserves: The increase of Rmb753 million in surplus reserves was due to allocation of 10% of the net profit to surplus reserves;

4. Reasons for changes in undistributed profits: Undistributed profit was increased by Rmb7,525 million as a result of net profit generated for the year. The decrease in undistributed profit was attributable to dividend payment amounting to Rmb3,441 million and the allocation of Rmb753 million to the surplus reserve.



Zhang Xiaogang
Chairman

On behalf of the Board of Angang Steel Company Limited, I am pleased to present the Annual Report of the Company for the year ended 31 December 2007 and hereby extend my regards to all the shareholders.

OPERATING RESULTS FOR 2007:

Based on the IFRSs, the Company recorded a profit attributable to equity shareholders of Rmb7,534 million for the year ended 31 December 2007, representing an increase of 6.20% from the previous year, and its basic earnings per share was Rmb1.121.

Based on the PRC GAAP, the Company recorded a net profit of Rmb7,525 million for the year ended 31 December 2007, representing an increase of 7.45% from the previous year, and its basic earnings per share was Rmb1.120.

PROFIT DISTRIBUTION FOR THE YEAR:

As audited and confirmed by KPMG Huazhen, as at the end of 2007, the Company's profit for distribution to shareholders was Rmb12,446 million under the PRC GAAP. The Board recommended a final dividend of Rmb0.55 per share (inclusive of tax) for 2007 based on the total share capital of 7,234,807,847 shares as at 31 December 2007.

The proposal for distribution of final dividend is subject to the approval of the Annual Shareholder Meeting for the year 2007. Subject to the approval at the Annual General Meeting for the year 2007, the Company will, according to the above proposal for distribution of dividend, distribute the final dividend to the holders of H shares of the Company whose names appear on the register of the holders of the Company as at the close of business on Tuesday, 13 May 2008.

BUSINESS REVIEW:

1. Higher production output and operation indices

During the reporting period, the Company produced 16,100,000 tonnes of iron, 16,080,000 tonnes of steel and 14,930,000 tonnes of steel products, representing an increase of 6.26%, 6.02% and 6.42%, respectively, as compared with that of the previous year, which included 3,040,000 tonnes of cold rolled sheets, 1,440,000 tonnes of galvanized steel sheets and colour coated plates, 1,110,000 tonnes of thick plates, 800,000 tonnes of wire rods, 490,000 tonnes of large steel products, 5,770,000 tonnes of hot rolled sheets, 880,000 tonnes of cold rolled silicon steel, 840,000 tonnes of medium plates, and 560,000 tonnes of seamless steel pipes.

2. More efficient energy saving and more successful emission reduction

The Company's energy management and control systems improved due to the establishment of the new energy control centre and optimised energy management through information technology.

The Company implemented various environmental protection projects to technically enhance its operations, and also completed the construction of the No. 3 Coke Dry Processing Project of the Chemical Plant Project Phase III and the main frame of the No. 4 Coke Dry Processing Project.

BUSINESS REVIEW: *(continued)*

3. Productive results in scientific and technological innovation

The Company carried out 28 scientific research projects covering a total of 197 research matters during 2007; more than 155 research matters proceeded to the trial implementation stages, among which 121 research matters achieved Rmb580 million of value-added benefit per annum. Seven new products were submitted for provincial innovation awards, while three research projects received the Second Award for Metallurgical Technology Improvement.

The Company's development of key new products made significant progress in 2007. High strength cold rolled automotive steel TRIP600 and TRIP800 were successfully developed with technological break-throughs that achieved international status in terms of its advanced research and design capabilities. With the rapid development of high-grade pipeline steel, a series of products were produced, including SSAW-X80, ERW-X80, thin gauge/thick gauge SSAW-X70, thin gauge/thick gauge straight seam X70 strips which were used for the second pipeline of West-East Natural Gas Transportation Project in the PRC, and were also used in almost 20 major pipeline projects both in the PRC and abroad. Structural steel plate for hull, FH550, passed certification and began commercial production. Maximum thickness of the high strength ship plate and the super-high strength ship plate reached 100mm and 80mm, respectively. As for steel containers, the 700MPa grade AS700MC commenced commercial production and were sold to customers on a steady basis while the proportion of container steel plates with super-thin gauge (≤2.0mm) within the Company's product mix increased significantly. The 100m fixed length high-speed steel rails passed the on-rail technology inspections of passenger dedicated railway conducted by PRC Transport Bureau of Ministry of Railway. Meanwhile, the development and trial production of high-carbon pearlitic rail U77MnCr were completed, and were used as trial paving on the Datong-Qinhuangdao Railway.

4. Steady progress in the Bayuquan Project

The Bayuquan Project continued to progress steadily. As at the end of 2007, 70% of the total construction was completed; the structural works in civil engineering was substantially completed; railway tunnel access has been completed; the marine terminal transportation project is on schedule; the 220KV substation was completed on 8 January 2008, which facilitated trial production; the main frame of No. 1 Coke Oven has met the standards for heating and coke discharging, while other main projects and relevant auxiliary equipments and facilities are being installed. Preparations have been made for trial implementation in respect of human resource system, system building equipments and materials. The project is expected to be completed in stages and will commence operations in August 2008.

BUSINESS REVIEW: *(continued)*

5. Outstanding sales and marketing achievements

The Company adjusted its product mix substantially to continue to increase the percentage of specialized steel materials. In 2007, the Company focused on the development of markets for specialized steel materials including container sheet, pipeline steel, shipbuilding sheet, home appliance sheet, petroleum pipe and weathering steel, further promoting its brand strategy by increasing the proportion of products with advanced technology and high added value. In 2007, the Company ranked first in terms of sales volume of key products and became the largest supplier for shipbuilding plates and pipeline steel in the PRC. In 2007, 13,761,700 tonnes of specialized steel materials were produced, accounting for 92.29% of the total products produced by the Company.

The Company actively participated in the construction of key national projects in the PRC, strengthening brand awareness and actively promoting the Angang brand. The Company actively developed pipeline steel products and expanded the market coverage of steel plate for turbine spiral case. In 2007, it supplied 80,000 tonnes of X70 pipeline steel used in the pipeline steel project for transferring gas from Sichuan Province to Eastern China by China Petrochemical Corporation. The Company followed closely the key national petrochemical projects, winning consecutive bids in the Huangdao Base Project for National Petroleum Strategic Reserves, Caofeidian, Lanshan Project of Zhenhai District. The Company participated in the bidding for rail supply for the Zhengzhou-Xi'an Passenger Dedicated Railway Line in China, and won the bid for 60,000 tonnes of 350Km/h and high speed steel rail with 100m fixed length for trains, which was a significant milestone in China's railway history.

The Company promoted strategic cooperation to strengthen existing sales channels. Strengthening cooperation with key direct supply enterprises, the Company established strategic partnership with many major domestic enterprises including PetroChina, Sinopec, DSIC, CIMC, PetroChina Daqing Oilfield, PetroChina Huabei Oilfield Company, FAW and Haier. While strengthening the existing direct supply enterprises, the Company endeavoured to explore new markets and expand marketing channels.

The Company increased its exports and product mix in 2007. Despite the consecutive adjustment and reduction in export tax refund by the State, the Company pressed ahead to adjust types and volume of exports and maintained a relatively stable volume of exports and increase in economic benefits by capitalizing on its quality products and service. The Company's export settlement amounted to 3,140,000 tonnes, representing 20.82% of total sales volume.

BUSINESS REVIEW: *(continued)*

6. Strengthened and improved corporate management

The Company's management evaluation system was implemented on a Group-wide basis, and substantial results has been achieved. The Company supervised and checked on its key management aspects and bottleneck problems, and included them in the Company's assessment indicators, thus effectively improving the efficiency of the management system.

By strengthening financial management, the Company improved the accuracy and practicability of the budgeting process on an going basis. Having further boosted the management work for procedure cost and quality cost, the Company is currently undertaking a change in its accounting method of finance costs from "computerization" to "informatization" and changing its accounting system towards a more efficient and integrated one-level accounting model.

As a result, the corporate information management has improved steady. The new production and control centre built by the Company was put into operation at the beginning of July 2007, and has played an important role in the Company's energy saving and emission reduction, energy balance, control of production process, equipment operation management, emergency scheme and handling of accidents.

Based on the Company's people-oriented principle and the philosophy of "zero work injury", the Company further improved all staff's safety awareness and safety management effectiveness by implementing comprehensive staff's safety management appraisal. Accidents for the year decreased by 72% from the previous year.

DEVELOPMENT PLAN FOR THE YEAR 2008:

1. Analysis on the Steel Market and Opportunities and Challenges Faced by the Company

The Company expects that China's economy will maintain steady growth in 2008, enabling the domestic steel market to maintain its robust demand. Meanwhile, the PRC will accelerate the shutdown and elimination of out-dated production capacity, which will consolidate the domestic steel industry and the healthy growth of domestic steel production.

However, the growth of the PRC steel industry will also face some uncertainties in 2008. First, the price increase in raw materials and fuel will adversely affect the steel manufacturers in terms of cost-structure; second, the PRC will implement tight monetary policy affecting the investments in fixed assets, which is expected to slow down; third, the State's macro-control measures will further impact the total export of steel products.

Year 2008 will be a crucial year for the Company's production and operation as well as for its construction and renovation projects. By capturing market opportunities, rationally allocating resources and strengthening energy saving and emission reduction, the Company is well-positioned to make every effort to consummate the construction and commencement of production of its Bayuquan Project and enhance its production and operation.

DEVELOPMENT PLAN FOR THE YEAR 2008: *(continued)*

2. Operation plan of the Company for Year 2008

The strategy of the Company in 2008 will be the following: continue to increase its production scale and improve key indices, emphasize on energy saving and emission reduction, diversify and expand product categories, enhance product quality, prioritize performance and economic benefits, and balance operational system and control.

The Company plans to implement the following steps as part of the strategy:

(1) To strengthen cost control, leverage internal opportunities and improve economic benefits.

(2) To implement national policies on energy saving and emission reduction, promote the development of energy saving projects, and increase the use of secondary energy. Utilizing refined management, exploring opportunities for acquisitions, and actively promoting new energy saving technology, the Company will continue to focus on its work on energy saving.

(3) To use its best efforts to complete the construction of the Bayuquan Project and expedite the development of product lines to achieve their expected capacity and results.

(4) To build a brand-oriented enterprise by adhering to economic benefit as a key priority, optimising product mix and improving marketing service system.

(5) To further improve production and operation level on the principle of "Improving performance of the Headquarters, ensuring smooth production of the new area, achieving coordination and balance" in respect of production and organisation.

(6) To expedite management innovation and improve management generally.

3. Capital Requirements, Utilisation Plan and Funding Sources for 2008

The estimated investment amount for the Company's proposed Bayuquan Iron and Steel Project is approximately Rmb22.6 billion. In 2008, Rmb4.7 billion is expected to be invested in this project. In addition, the Company plans to invest Rmb10 billion in 2008 for various technical renovation projects, including chemical renovation, seamless ∮177 Unit renovation and wire rod plant renovation.

In connection with the acquisition of the 100% equity interests of ANSI from Angang Holding, the Company agreed to pay the deferred consideration for such acquisition to Angang Holding in three instalments in equal amount within three years following the date of transfer under the acquisition agreement. The deferred consideration payable by the Company in 2008 is approximately Rmb2.3 billion.

In 2008, the Company's capital requirements will be mainly financed by the net proceeds raised from the A and H share rights issue in 2007, cash generated from operating activities and bank loans.

Zhang Xiaogang
Chairman

Anshan City,
Liaoning Province, the PRC
14 April 2008

MOVEMENT IN SHARE CAPITAL

As at 31 December 2007, the share structure of the Company was as follows:

Unit: Share

	At 1 January 2007		Increase (+)/decrease (-) during the year			At 31 December 2007	
	Number	Percentage (%)	Issue of new shares	Other	Sub-total	Number	Percentage (%)
I. Shares subject to trading moratorium	3,989,928,510	67.25	+877,781,654	-11,900	+877,769,754	4,867,698,264	67.28
1. State-owned shares	3,989,901,910	67.25	+877,778,420	—	+877,778,420	4,867,680,330	67.28
2. State-owned legal person shares	—	—	—	—	—	—	—
3. Other domestic shares	26,600	0.00	+3,234	-11,900	-8,666	17,934	0.00
Including: shares held by domestic corporations	—	—	—	—	—	—	—
shares held by domestic natural persons	26,600	0.00	+3,234	-11,900	-8,666	17,934	0.00
4. Foreign investment shares	—	—	—	—	—	—	—
Including: shares held by overseas corporations	—	—	—	—	—	—	—
shares held by overseas natural persons	—	—	—	—	—	—	—
II. Shares not subject to trading moratorium	1,943,057,187	32.75	+424,040,496	+11,900	+424,052,396	2,367,109,583	32.72
1. Renminbi domestic shares	1,053,057,187	17.75	+228,240,496	+11,900	+228,252,396	1,281,309,583	17.71
2. Domestically listed foreign investment shares	—	—	—	—	—	—	—
3. H shares	890,000,000	15.00	+195,800,000	—	+195,800,000	1,085,800,000	15.01
4. Others	—	—	—	—	—	—	—
III. Total shares	5,932,985,697	100.00	+1,301,822,150	0	+1,301,822,150	7,234,807,847	100.00

Note: Reasons for the changes in the share structure during the reporting period:

1. From October to November 2007, the Company issued 1,301,822,150 right shares in total to all shareholders of the Company, which resulted in an increase of 1,301,822,150 shares in total shares as compared with that of the beginning of the period. In particular, 1,106,022,150 right shares were issued to domestic shareholders (including 877,781,654 shares subject to trading moratorium and 228,240,496 shares not subject to trading moratorium), and 195,800,000 right shares were issued to H shareholders.

2. In 2007, pursuant to relevant regulations on shares of the Company held by directors, supervisors and senior management of listed companies and their changes issued by CSRC and the Shenzhen Stock Exchange, 11,900 shares subject to trading moratorium held by domestic natural persons at the beginning of the period were converted into RMB ordinary shares not subject to trading moratorium.

MOVEMENT IN SHARE CAPITAL *(continued)*

Changes in shares subject to trading moratorium

Unit: share

Name of shareholder	Number of shares subject to moratorium as at 1 January 2007	Number of shares released from moratorium in 2007	Number of increased shares subject to moratorium in 2007	Number of shares subject to moratorium as at 31 December 2007	Reason for trading moratorium	Date of moratorium release
Angang Holding	3,989,901,910	0	877,778,420	4,867,680,330	Trading moratorium undertaken during the share reform; an increase of 877,778,420 shares subject to trading moratorium arising from the rights issue in 2007	–
Liu Jie	7,000	7,000	0	0	Original director held shares subject to trading moratorium which was released six months after directors' outgoing	2 August 2007
Fu Wei	12,600	3,150	2,079	11,529	75% of shares held by director was subject to trading moratorium, which was increased by 2,079 shares due to rights issue in 2007	8 May 2007
Fu Jihui	7,000	1,750	1,155	6,405	75% of shares held by director was subject to trading moratorium, which was increased by 1,155 shares due to rights issue in 2007	8 May 2007
Total	3,989,928,510	11,900	877,781,654	4,867,698,264	–	–

DETAILS OF SHAREHOLDERS

1. As at 31 December 2007, the Company has a total of 121,077 shareholders, of which 471 were holders of H shares.

2. As at 31 December 2007, the top 10 shareholders, the top 10 shareholders not subject to trading moratorium and their respective shareholdings were as follows:

Name	Capacity	Percentage of shareholding *(%)*	Number of shares *(Share)*	Number of shares subject to trading moratorium *(Share)*	Number of shares pledged/ frozen
Angang Holding	Holder of state-owned shares	67.28%	4,867,680,330	4,867,680,330	—
HKSCC (Nominees) Limited	Holder of H shares	14.88%	1,076,411,201	—	Unknown
Agricultural Bank of China — Dacheng Innovation Growth Mixed Securities Investment Fund (LOF) (中國農業銀行－大成創新成長混合型證券投資基金(LOF))	Others	0.59%	42,438,139	—	Unknown
China Industrial and Commercial Bank — Yifangda Value Growth Mixed Securities Investment Fund	Others	0.38%	27,812,197	—	Unknown
Bank of China — Jiashi Stable Open End Securities Investment Fund (中國銀行－嘉實穩健開放式證券投資基金)	Others	0.34%	24,556,952	—	Unknown
China Industrial and Commercial Bank — Huitianfu Growth Focus Securities Investment Fund (中國工商銀行－匯添富成長焦點股票型證券投資基金)	Others	0.31%	22,639,781	—	Unknown
China Contruction Bank — Huaxia Prime Growth Stock Securities Investment Fund (中國建設銀行－華夏優勢增長股票型證券投資基金)	Others	0.30%	22,024,265	—	Unknown
Agricultural Bank of China — Zhongyou Core Prime Equity Securities Investment Fund (中國農業銀行－中郵核心優選股票型證券投資基金)	Others	0.29%	20,855,537	—	Unknown

DETAILS OF SHAREHOLDERS *(continued)*

2. As at 31 December 2007, the top 10 shareholders, the top 10 shareholders not subject to trading moratorium and their respective shareholdings were as follows: *(Continued)*

Name	Capacity	Percentage of shareholding *(%)*	Number of shares *(share)*	Number of shares subject to trading moratorium *(share)*	Number of shares pledged/ frozen
Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund (中國農業銀行－中郵核心成長股票型證券投資基金)	Others	0.28%	20,118,966	—	Unknown
Agricultural Bank of China — Huaxia Stable Growth Mixed Securities Investment Fund (中國農業銀行－華夏平穩增長混合型證券投資基金)	Others	0.28%	20,004,142	—	Unknown

Shareholding of the top 10 shareholders not subject to trading moratorium

Name of shareholder	Numbers of shares held not subject to trading moratorium *(share)*	Class of Shares
HKSCC (Nominees) Limited	1,076,411,201	Overseas listed foreign shares
Agricultural Bank of China — Dacheng Innovation Growth Mixed Securities Investment Fund (LOF) (中國農業銀行－大成創新成長混合型證券投資基金(LOF))	42,438,139	Renminbi ordinary shares
China Industrial and Commercial Bank — Yifangda Value Growth Mixed Securities Investment Fund (中國工商銀行－易方達價值成長混合型證券投資基金)	27,812,197	Renminbi ordinary shares
Bank of China — Jiashi Stable Open End Securities Investment Fund (中國銀行－嘉實穩健開放式證券投資基金)	24,556,952	Renminbi ordinary shares
China Industrial and Commercial Bank — Huitianfu Growth Focus Securities Investment Fund (中國工商銀行－匯添富成長焦點股票型證券投資基金)	22,639,781	Renminbi ordinary shares

DETAILS OF SHAREHOLDERS *(continued)*

2. As at 31 December 2007, the top 10 shareholders, the top 10 shareholders not subject to trading moratorium and their respective shareholdings were as follows: *(Continued)*

Shareholding of the top 10 shareholders not subject to trading moratorium *(Continued)*

Name of shareholder	Numbers of shares held not subject to trading moratorium *(share)*	Class of Shares
China Construction Bank — Huaxia Prime Growth Stock Securities Investment Fund (中國建設銀行－華夏優勢增長股票型證券投資基金)	22,024,265	Renminbi ordinary shares
Agricultural Bank of China — Zhongyou Core Prime Equity Securities Investment Fund (中國農業銀行－中郵核心優選股票型證券投資基金)	20,855,537	Renminbi ordinary shares
Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund (中國農業銀行－中郵核心成長股票型證券投資基金)	20,118,966	Renminbi ordinary shares
Agricultural Bank of China — Huaxia Stable Growth Mixed Securities Investment Fund (中國農業銀行－華夏平穩增長混合型證券投資基金)	20,004,142	Renminbi ordinary shares
China Industrial and Commercial Bank — Huaan Middle-Small Growth Stock Securities Investment Fund (中國工商銀行－華安中小盤成長股票型證券投資基金)	16,200,000	Renminbi ordinary shares

Relationships of Shareholders or Shareholders acting in Concert

Angang Holding, the largest shareholder of the Company, has no relationship with any of the other top 10 shareholders of the Company or any of the top 10 shareholders not subject to trading moratorium. Nor is Angang Holding a party to any concerted action as provided in the Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies. Zhongyou Core Prime Equity Securities Investment Fund (中郵核心優選股票型證券投資基金) and Zhongyou Core Growth Equity Securities Investment Fund (中郵核心成長股票型證券投資基金) are funds managed by China Post & Capital Fund Management Co., Ltd. Huaxia Prime Growth Equity Securities Investment Fund (華夏優勢增長股票型證券投資基金) and Huaxia Stable Growth Mixed Securities Investment Fund (華夏平穩增長混合型證券投資基金) are managed by China Asset Management Co.,Ltd. The Company is not aware of any connected relationship among other shareholders of the Company or any parties acting in concert as provided in Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies.

DETAILS OF SHAREHOLDERS *(continued)*

3. Details of the controlling shareholder of the Company

Controlling shareholder:	Angang Holding
Legal representative:	Zhang Xiaogang
Year of incorporation:	1948
Scope of operation:	Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery equipment and parts, electrical machinery, electricity transmission and supply and control equipment and meters, mining of iron and manganese ores, refractory earth and stone extraction.
Principal products:	Steel pressing products and metal products
Registered capital:	Rmb10,794 million
Shareholding structure:	Wholly-owned by the PRC

4. Ownership and controlling relationship between the Company and its ultimate controlling shareholder


The State-owned Assets Supervision and Administration Commission of the State Council
100%
Angang Holding
67.28%
Angang Steel Company Limited

DETAILS OF SHAREHOLDERS *(continued)*

5. Interests and short positions in the shares and underlying shares of the Company held by substantial shareholders and others

Save for disclosed below, as at 31 December 2007, no other person (other than the Company's directors, supervisors and senior management) had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong ("SFO")).

Interest in ordinary shares of the Company

Name of shareholder	Number and class of shares held	Percentage in total share capital	Percentage in total issued H shares	Percentage in total issued domestic shares	Capacity
Angang Holding	4,867,680,330 State-owned Shares	67.28%	—	79.16%	Beneficial owner
HKSCC (Nominees) Limited	1,076,411,201 H shares	14.88%	99.14%	—	Nominee

DETAILS OF SHAREHOLDERS *(continued)*

6. Trading moratorium on the former holders of non-tradable shares out of the top 10 shareholders as at 31 December 2007:

Unit: Share

No.	Name of shareholders subject to moratorium	Number of shares subject to moratorium	Expiry date of moratorium	Number of shares released from moratorium	Trading moratorium
1	Angang Holding	4,867,680,330	2 December 2008	526,795,621	1. The shares held by Angang Holding following the completion of the Non-tradable Share Reform Plan will be subject to a trading moratorium of 36 months from the date of the listing of such shares except for the state-owned shares to be transferred to the holders of tradable A shares upon his/her exercise of the warrants;
			1 January 2011	4,340,884,709	2. On 23 February 2006, the Company issued a total of 2.97 billion tradable A shares to Angang Holding. Such newly issued shares were deposited to Angang Holding's account and are subject to a trading moratorium of 36 months from the completion of the transfer of such shares to Angang Holding;
					3. Angang Holding shall maintain a minimum of 60% shareholding in the Company following the completion of the acquisition of 100% equity interest in ANSI till 31 December 2010.

(I) The Company convened the 1st EGM for 2007 on 26 March 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 27 March 2007.

(II) The Company convened the 2nd EGM for 2007 on 29 May 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 30 May 2007.

(III) The Company convened the 2006 AGM on 8 June 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 11 June 2007.

(IV) The Company convened the 3rd EGM for 2007 on 28 December 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 29 December 2007.

1. MEMBERS OF THE BOARD

Executive Directors

Mr. Zhang Xiaogang, aged 54, a professor-level senior engineer holding a Ph.D degree in engineering, is the Chairman of the Company and General Manager of Angang Holding. Mr. Zhang graduated from the Wuhan University with a Bachelor degree, from North East University with a Master's degree and from the Central Iron & Steel Research Institute with a Ph.D degree. He has been working for Angang Holding for more than 30 years and has held various senior management positions in Angang Holdings, including the Head of the Technology Department, the Deputy Chief Engineer and the General Manager of ANSI and the Executive Deputy General Manager of Angang Holding. He is an alternate member of 17th Central Committee of the Communist Party of China and representatives of the 11th National People's Congress. Mr. Zhang is an expert in metallurgical industry with extensive knowledge in the development and innovation of metallurgical technology. He was a member of the expert panel in state 863,973 projects and was awarded First Prize for Scientific and Technological Progress by the state. Mr. Zhang is currently the chairman of China Iron and Steel Association, a member of the expert panel of the Standardization Administration of the People's Republic of China, the director of the Steel Rolling Academic Committee and the Chairman of International Organization for Standardization ISO/PC17/SC17 and the Low Alloy Steel Academic Committee of The Chinese Society for Metals.

Mr. Tang Fuping, aged 50, is the Vice Chairman and the General Manager of the Company, and a professor-level senior engineer. Mr. Tang graduated from North-eastern University with a Master's degree in engineering. He joined Angang Holding in 1982. He has served as the factory manager of the No.3 Steel Smelting Plant of Angang Holding, general manager of the Company, general manager of Angang New Steel and Iron Company Limited, and deputy general manager of Angang Holding.

Mr. Yang Hua, aged 46, is the Vice Chairman and the Secretary to the Party Committee of the Company and an associate professor. Mr. Yang graduated from the Faculty of Philosophy of Beijing University in 1990 with a Master's degree. He joined Angang Holding in the same year and has been a Deputy Head of the Education Division of Angang Party School, Deputy Secretary to the Party Committee of Iron Smelting Plant and Half Continuous Rolling Plant of Angang Holding, Secretary to the Party Committee of Iron Smelting Plant of Angang Holding, the Head of Angang Holding Office, Assistant to General Manager of Angang Holding, Secretary to the Party Committee of the Company, Deputy Secretary to the Party Committee of Angang Holding and Secretary to the Party Committee of ANSI.

Mr. Huang Haodong, aged 43, is a Director and the Deputy General Manager of the Company and a senior engineer. Mr. Huang graduated from the North-East University with a Master's degree in materials studies. He joined Angang Holding in 1994 and ,has held the positions of the Deputy Head of Secretary Department of Angang Holding; Deputy Factory Manager and Factory Manager of Angang Small Steel Product Plant; Deputy Factory Manager and Factory Manager of Hot Rolled Strip Plant of Angang New steel and Iron Company Limited; Assistant to General Manager of ANSI and concurrently Factory Manager of the Hot Rolled Plant of ANSI; and Deputy General Manager of ANSI and concurrently Head of Production Department.

Mr. Wang Chunming, aged 42, is a Director and the Deputy secretary to the Party Committee of the Company and a senior engineer. He graduated from University of Science and Technology Beijing with a Doctor degree in material physics and chemistry. He joined Angang Holding in 1990 and has been deputy office head of Angang Steel Research Institute, deputy head and head of the Party Committee of Angang technology centre, and the deputy office head and office head of Angang Holding.

1. MEMBERS OF THE BOARD *(continued)*

Executive Directors *(Continued)*

Mr. Lin Daqing, aged 43, is a Director and the Deputy General Manager of the Company and a senior engineer. He graduated from Northeastern University with a Master's degree in Metallurgy and Materials. He joined Angang Holding in 1988 and has been an assistant to the factory manager of Cold Roll Plant of Angang Holding, deputy factory manager and factory manager of Wire Rod Plant of Angang Holding, an assistant to the general manager and deputy general manager of the Company, and deputy general manager of ANSI.

Mr. Fu Wei, aged 48, is a Director and a Deputy General Manager of the Company and a senior engineer. Mr. Fu graduated from University of Science and Technology Beijing with a Master's degree in Industial Engineer. He joined Angang Holding in 1982 and held various positions including the Assistant to the Plant Manager of Cold Roll Plant, Chairman of the Workers' Union of Cold Roll Plant of Angang Holding, the Deputy Head and Head of Facility Division, and Assistant to the General Manager the Company.

Mr. Fu Jihui, aged 56, is a Director, Secretary to the Board of the Company and a senior accountant. Mr. Fu graduated from North-East University of Finance and Economics with a Master's degree in accounting. He joined Angang Holding in 1969 and has held various positions including Deputy Manager of the Finance Department of Angang Holding.

Non-executive Directors

Mr. Yu Wanyuan, aged 47, is a Director of the Company and a Deputy General Manager of Angang Holding and a senior accountant. Mr. Yu joined Angang Holding in 1998. Mr. Yu graduated from Northeast University with a Bachelor's degree in mechanical engineering. He studied at the Economic College of Xiamen University in 1984 and obtained a second Bachelor's degree in management engineering from Northeast University in 1990. Mr. Yu held the positions of Deputy Director of Financial Department of Northeast University, Accounting Director of Shenyang Xinji Real Estate Development Company, Deputy Chief Accountant of Northeast University, Assistant to General Manager, Deputy Chief Accountant, Chief Accountant and Head of the Department of Finance and Accounting of Angang Holding.

Independent non-executive directors

Mr. Wu Xichun, aged 73, is an independent non-executive director of the Company. He is an advisor of China Iron and Steel Association, professor-grade senior engineer. Mr. Wu graduated from Anshan Iron and Steel Institute with a Bachelor's degree majoring in steel-smelting. He was an engineer of No. 2 Steel Smelting Plant of Anshan Steel Company, the head of Steel-smelting Research Office of Southwest Iron and Steel Research Institute, director of Steel-smelting Division of Iron and Steel Department, director of Production and Technology Department, chief engineer of the Ministry of Metallurgical Industry, and the Deputy Minister of the Ministry of Metallurgical Industry and concurrently the Secretary to the Party Committee of Angang Holding, and chairman of China Iron and Steel Association.

1. MEMBERS OF THE BOARD *(continued)*

Independent non-executive directors *(Continued)*

Mr. Wang Linsen, aged 70, is an independent non-executive director of the Company. He is Vice Dean of Beijing Institute of Modern Recycling Economy and a professor-level senior engineer. Mr. Wang graduated from the Beijing Teacher's Institute with a Bachelor's degree. He once worked as a technician of Central Iron & Steel Research Institute, Beijing, Supervisor of the Office of the Ministry of Metallurgical Industry, Head of the System Reform Department of the Ministry of Metallurgical Industry, Head of Legal System Reform of the Ministry of Metallurgical Industry, Deputy Governor of China Metallurgical Enterprises Management Association and a member of the expert committee of China Cinda Asset Management Corporation.

Mr. Liu Yongze, aged 58, is an independent non-executive director of the Company, the dean of the Accounting Faculty of Dongbei Finance and Economics University, a PRC certified accountant, a professor and a doctoral advisor. Mr. Liu graduated from the accounting faculty of North-Eastern Finance and Economics University with a Doctor's degree. Mr. Liu was a professor, vice officer and officer of the Accounting Faculty of Dongbei Finance and Economics University and concurrently .the Councilor of the Accounting Society of China, and Deputy Head of the Financial Accounting Society of China.

Mr. Francis Li Chak Yan, aged 41, is an independent non-executive director of the Company and a partner in Squire, Sanders & Dempsey. He graduated from the City University of Hong Kong in Hong Kong laws with a Bachelor's degree (upper second honour) in law. He was a lawyer at Coudert Brothers, the Vice President of DBS Asia Capital Ltd. and a partner of Koo and Partners in association with Paul, Hastings, Janofsky & Walker LLP.

Ms. Wang Xiaobin, aged 40, is an independent non-executive director of the Company. She is currently the financial controller of China Resources Power Holdings Company Limited. She is also a member of Institute of Chartered Accountants in Australia, Australian Society of Certified Practising Accountants and Securities Institute of Australia. She has worked with the audit and business consulting department of PriceWaterhouse (Australia) and then served as a Director of Investment Bank Department of Internationale Nederlanden Bank N.V..

2. MEMBERS OF THE SUPERVISORY COMMITTEE

Mr. Wen Baoman, aged 57, is the Chairman of the Supervisory Committee of the Company and the Deputy Secretary to the Communist Party Committee of Angang Holding, the controlling shareholder of the Company. Mr. Wen is also the President of the Angang Communist Party School, a member of the Standing Commission of Anshan Municipal Committee of the Communist Party of China and a senior politician. Mr. Wen graduated with a Bachelor's degree from Liaoning Provincial Party School. Mr. Wen has been with Angang Holding for over 30 years and held various senior positions of Angang Holding, including the Secretary to the Committee of the Communist Youth League of Angang Holding, the Head of the Office of the Communist Party Committee of Angang Holding, the Vice Chairman of the Labor Union of Angang Holding, the Head of Propaganda Department of the Communist Party Committee of Angang Holding, a member of the Standing Committee of the Communist Party of Angang Holding, the Secretary to the Communist Party Committee of Angang Construction Company* (鞍鋼建設公司) and the Chairman of the Labor Union of Angang Holding.

2. MEMBERS OF THE SUPERVISORY COMMITTEE *(continued)*

Mr. Shan Mingyi, aged 54, is a supervisor of the Company and the Chairman of the Labor Union of the Company and a senior Political Advisor. Mr. Shan graduated from the correspondence education of Central Party's School with a Bachelor's degree in economics and management. He joined Angang Holding in 1969, and had been the deputy head, head of the Organization Department, director of Human Resource Department, deputy secretary To the Party Committee of Angang Machinery Manufacturing Co., Ltd., vice chairman of the Labor Union of Angang Holding, and chairman of the Labor Union of ANSI.

Ms. Zhang Lifen, aged 43, is a supervisor of the Company, the assistant to the General Manager and a senior engineer. Ms. Zhang graduated from Beijing Science and Technology University with a Master's degree in metallurgical material engineering. Ms. Zhang joined Angang Holding in 1986 and has been the Assistant to Plant Manager, Deputy Plant Manager, Acting Plant Manager and Plant Manager of Wire Rod Plant of Angang Holding, the Deputy General Manager of the Company.

Supervisors from staff representatives:

Mr. Li Ji, aged 54, is a supervisor of the Company, the team leader of the preparation team of Quality Inspection Center of the Company and an ecomonist. Mr. graduated from Dalian University of Technology with a Master's degree. He joined Angang Holding in 1969, and served as the deputy director of the General Office of Personnel Department of Angang Holding, the assistant to the director, deputy director of Corporate Management Department of Angang Holding, and the director of Corporate Management Department of ANSI.

Mr. Xing Guibin, aged 48, is a supervisor, currently the secretary to a branch of the Party of the Company in the continuous casting operation area. Mr. Xing graduated from Liaoning Gongyun College with an associate degree. Mr. Xing joined Angang Holding in 1981 and served as a worker, head and chief of the boiler division, deputy director, director of the workshop, etc. He was recognized as a model worker in the national metallurgical industry in 1994 and a national model worker in 1995. He was granted one of the national outstanding youths award by the Communist Youth Party of the central government in 1996.

3. OTHER SENIOR MANAGEMENT MEMBERS

Mr. Ma Lianyong, aged 46, is the Chief Accountant of the Company and a professor-level senior accountant. Mr. Ma joined Angang Holding in 1984, and served as the chief accountant of Angang Construction's Complex Construction and Installation Corporation (鞍鋼建設公司綜合建築安裝總公司) and Anshan Yinzuo Group Company Limited (鞍山銀座集團股份有限公司), the deputy head of Fund Division of Finance Department of Angang Holding and the deputy head of Finance Department of ANSI. Mr. Ma received a Master's Degree in industrial foreign trade and industrial accounting from Beijing University of Aeronautics and Astronautics and a Master's degree in management engineering from North-Eastern University.

The Board is pleased to present the annual report and the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Company is a major steel manufacturer in the PRC. Its principle business includes production and sale of products including hot rolled sheets, cold rolled sheets, galvanized steel sheets, colour coating plates, silicon steel, medium and thick plates, wire rods, large steel products and seamless steel pipes. The domestic market share of the Company's hot rolled sheets, cold rolled sheets, galvanized steel sheets, colour coating plates, silicon steel, medium and thick plates, wire rods, heavy rails and seamless steel pipes are 6.67%, 9.18%, 7.29%, 4.82%, 21.13%, 3.7%, 0.99%, 30% and 3.05%, respectively.

Principal activities of the Company by industries and products (prepared in accordance with Accounting Standards for Business Enterprises in the PRC)

Unit: Rmb million

	Operating revenue	Operating cost	Gross profit margin *(%)*	Increase/ decrease of operating profits compared with previous year *(%)*	Increase/ decrease of operating costs compared with previous year *(%)*	Gross profit margin Increase (+)/ decrease (-) *(percentage points)*
Principal activities by industries						
Steel pressing and processing	63,340	46,539	26.53	21.03	19.83	0.74
Including: connected transactions	4,132	3,061	25.92	111.79	88.72	9.06
Principal activities by products						
Hot rolled sheets	22,719	16,503	27.36	27.39	26.58	0.47
Cold rolled sheets	13,008	9,330	28.27	25.91	27.09	(0.67)
Galvanized steel sheets and colour coated plates	7,309	5,757	21.23	79.49	80.19	(0.31)
Thick Plates	5,084	3,389	33.34	5.50	3.29	1.42
Silicon Steel	4,674	3,292	29.57	39.90	16.12	14.42
Medium plates	3,458	2,464	28.74	4.41	1.94	1.72
Wire rods	2,681	2,139	20.22	(6.36)	(4.12)	(1.85)
Large steel products	1,716	1,501	12.53	(30.33)	(21.78)	(9.56)
Seamless steel pipes	2,463	1,978	19.69	(1.04)	10.63	(8.47)
Including: connected transactions	3,973	3,050	23.23	130.19	96.27	13.26

The pricing policy for connected transactions	Not less than the average of the sale prices between the Company and independent third parties in the previous month.

PRINCIPAL ACTIVITIES *(continued)*

Principal activities of the Company by industries and products (prepared in accordance with Accounting Standards for Business Enterprises in the PRC) *(continued)*

Note:

1) The increase in operating revenue of hot rolled sheets was due to (i) the 2150 hot rolled sheet production line of the Company commenced operation which resulted in growths of output and sales volume of hot rolled sheets; (ii) hiking prices of products; the increased operating cost was due to (i) increase in sales volume of hot rolled sheet; (ii) hiking cost of raw materials.

2) The increase in operating revenue of cold rolled sheets was attributable to (i) the commencement of full operation of the 2130 cold rolled sheet production line of the Company which resulted in growth of sales volume of cold rolled sheets; (ii) increase in price of products; the increased operating cost was due to (i) growth of sales volume of cold rolled sheets; (ii) increase in cost of raw materials.

3) The increase in operating revenue of galvanized steel sheets and colour coated plates was due to (i) growth in sales volume ; (ii) increase in prices of products; the increased operating cost was due to (i) increase in sales volume; (ii) increase in cost of raw materials.

4) The increase in operating revenue of thick plates was attributable to hiking price of products while the increase in operating cost was due to rising cost of raw materials.

5) The increase in operating revenue of silicon steel was due to growth in sales volume of products and hiking price of products; the increased operating cost was mainly arising from the growth in sales volume of products and hiking cost of raw materials; the increase in gross profit margin was attributable to (i) enlarged production and sales scale which minimized unit cost as well as decrease in production cost through enhancement of cost control to minimize consumption, (ii) optimisation of product mix.

6) The increase in operating revenue of medium plates was due to hiking price of products; the increase in operating cost is lower than that of operating revenue, due to decrease in production cost through enhancement of cost control to minimize consumption.

7) The decrease in operating revenue and cost of wire rods and large steel products were due to decrease in sale volume of such products resulting from adjustment in product mix for production of other more profitable products by the Company; decrease in operating profit margin is due to raised unit cost arising from decrease in output of the products, and hiking cost of raw materials.

8) The decrease in operating revenue of seamless steel pipes was due to decrease in selling prices of products; increase in operating cost was due to hiking price of raw materials; decrease in operating profit margin was due to increased operating cost.

9) Increases in operating revenue, operating cost and operating profit margin of connected transactions were attributable to (i) change in product mix, (ii) increase in price of products.

PRINCIPAL ACTIVITIES *(continued)*

Segmental information of principal activities by geographical locations (prepared in accordance with Accounting Standards for Business Enterprises in the PRC)

Unit: Rmb million

	Operating revenue	Increase/ decrease of operating revenue compared with previous year *(%)*
Northeast China	19,068	15.17
North China	8,925	91.31
East China	12,272	1.85
South China	9,325	47.98
Central south China	1,174	10.33
Northwest China	615	3.30
Southwest China	209	82.40
Export sales	13,911	7.14
Total	65,499	20.56

PROFIT DISTRIBUTION FOR THE REPORTING PERIOD

On 8 June 2007, the Company convened its 2006 annual general meeting in Anshan, at which the 2006 profit distribution plan was considered and approved. It was resolved to distribute a cash dividend of Rmb5.8 per 10 shares based on the total share capital of 5,932,985,697 shares as at 31 December 2006. On 22 June 2007, the Company distributed cash dividends to holders of H shares. The applicable exchange rate was the average of the basic exchange rate of Renminbi and Hong Kong dollar announced by the Bank of China one calendar week prior to the holding of the shareholder meeting, being HK$100 to Rmb97.949. The cash dividends actually paid to holders of H shares was HK$527,000,000. On 22 June 2007, the Company distributed cash dividends to holders of circulating A shares and state-owned legal person shares; totaling Rmb2,925,000,000. The cash dividends for 2006 distributed by the Company was Rmb3,441,000,000 in total.

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

As at 31 December 2007, interests in the Company's issued share capital held by Directors, supervisors and senior management were as follows:

Name	Position	Gender	Age	Terms of appointment	Number of shares held as at 1 January 2007 (share)	Number of shares held as at 31 December 2007 (share)	Reason of Change
Zhang Xiaogang	Chairman	Male	54	2007.03 - present	0	0	—
Tang Fuping	Vice Chairman	Male	50	2006.06 - present	0	0	—
	General Manager			2005.05 - present			
Yang Hua	Deputy Chairman	Male	46	2006.06 - present	0	0	—
Huang Haodong	Director	Male	43	2006.06 - present	0	0	—
	Deputy General Manager			2006.03 - present			
Wang Chunming	Director	Male	42	2006.06 - present	0	0	—
Lin Daqing	Director	Male	43	2006.06 - present	0	0	—
	Deputy General Manager			2006.03 - present			
Fu Wei	Director	Male	48	2006.06 - present	12,600	15,372	Shares increased arising from rights issue
	Deputy General Manager			2000.08 - present			
Fu Jihui	Director, Secretary to the Board	Male	56	2006.06 - present	7,000	8,540	Shares increased arising from rights issue
Yu Wanyuan	Non-executive Director	Male	47	2006.06 - present	0	0	—
Wu Xichun	Independent non-executive Director	Male	73	2006.06 - present	0	0	—
Wang Linsen	Independent non-executive Director	Male	70	2006.06 - present	0	0	—
Liu Yongze	Independent non-executive Director	Male	58	2006.06 - present	0	0	—
Francis Li Chak Yan	Independent non-executive Director	Male	41	2006.06 - present	0	0	—

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT *(continued)*

As at 31 December 2007, interests in the Company's issued share capital held by Directors, supervisors and senior management were as follows: *(continued)*

Name	Position	Gender	Age	Terms of appointment	Number of shares held as at 1 January 2007 *(share)*	Number of shares held as at 31 December 2007 *(share)*	Reason of Change
Wang Xiaobin	Independent non-executive Director	Female	40	2006.06 - present	0	0	—
Wen Baoman	Chairman of the Supervisory Committee	Male	57	2007.12 - present	0	0	—
Shan Mingyi	Supervisor	Male	54	2006.06 - present	4,200	5,124	Shares increased arising from rights issue
Zhang Lifen	Supervisor	Female	43	2006.06 - present	0	0	—
Li Ji	Supervisor	Male	54	2006.06 - present	0	0	—
Xing Guibin	Supervisor	Male	48	2006.06 - present	0	0	—
Ma Lianyong	Chief Accountant	Male	46	2002.03 - present	0	0	—
Total	—	—	—	—	23,800	29,036	—

Notes: All the shares mentioned above are A shares of the Company. Such shares and warrants were held by the persons mentioned above in the capacity of individual beneficial owner except for Mr. Shan Mingyi in the capacity of family interest (held by his wife).

INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2007, none of the Directors, Supervisors or Senior Management of the Company had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were recorded in the register required to be kept under Section 352 of the SFO, or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

POSITIONS HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SHAREHOLDERS OF THE COMPANY

1. Mr. Zhang Xiaogang, Chairman of the Company, has served as the General Manager of Angang Holding, the controlling shareholder of the Company since January 2007.

2. Mr. Yu Wanyuan, Non-executive Director of the Company, has served as the Deputy General Manager of Angang Holding since December 2001.

3. Mr. Wen Baoman, Chairman of the Supervisory Committee of the Company, has served as the Deputy Secretary of Party Committee of Angang Holding since May 2005.

REMUNERATION OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration of each of the Directors, Supervisors and Senior Management was proposed by the Remuneration and Evaluation Committee under the Board and the Supervisory Committee respectively. Such remuneration has been approved upon discussion by the Board and the Supervisory Committee, and proposed for approval by the shareholders at the general shareholder meeting. Such remuneration was determined according to the business performance of the Company and the remuneration offered by comparable enterprises in the PRC.

Name	Position	Total remuneration received from the Company during the reporting period *(Rmb0'000)*	Whether receiving remuneration from the shareholders of the Company or other associated entities
Zhang Xiaogang	Chairman	0	Yes
Tang Fuping	Vice Chairman	44.3	No
Yang Hua	Vice Chairman	44.3	No
Huang Haodong	Director	33.7	No
Wang Chunming	Director	32.8	No
Lin Daqing	Director	33.5	No
Fu Wei	Director	32.1	No
Fu Jihui	Director, Secretary to the Board	33.6	No
Yu Wanyuan	Non-executive Director	0	Yes
Wu Xichun	Independent non-executive Director	9.3	No
Wang Linsen	Independent non-executive Director	9.3	No
Liu Yongze	Independent non-executive Director	9.3	No
Francis Li Chak Yan	Independent non-executive Director	9.3	No
Wang Xiaobin	Independent non-executive Director	9.3	No
Wen Baoman	Chairman of the Supervisory Committee	0	Yes
Shan Mingyi	Supervisor	33.8	No
Zhang Lifen	Supervisor	30.6	No
Li Ji	Supervisor	25.6	No
Xing Guibin	Supervisor	12.6	No
Ma Lianyong	Chief Accountant	33.4	No
Total		436.8	

Note: The total remuneration above did not include the Company's contribution to retirement schemes and other welfare funds.

RESIGNATION, APPOINTMENT AND DISMISSAL OF THE COMPANY'S DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

The 6th meeting of the fourth Board was held on 2 February 2007, at which the following resolutions were passed:

Approved Mr. Liu Jie's resignation from the position of director;

Recommended Mr. Zhang Xiaogang as a candidate for director of the fourth Board of the Company.

The Company convened 1st EGM for 2007 on 26 March 2007, at which the proposal for election of Mr. Zhang Xiaogang as the director of the fourth Board was passed.

The Company convened 8th meeting of the fourth Board on 26 March 2007, at which the proposal for election of Mr. Zhang Xiaogang as the chairman of the fourth Board was passed.

The Company convened 7th meeting of the fourth Supervisory Committee on 24 October 2007, at which the following proposals were passed:

Approved Mr. Qi Cong to resign from the position of supervisor;

Recommended Mr. Wen Baoman as a candidate for supervisor of the fourth Supervisory Committee of the Company.

The Company convened 3rd EGM of 2007 on 28 December 2007, at which the proposal for election of Mr. Wen Baoman as the supervisor of the fourth Supervisory Committee was passed.

OPERATIONS AND RESULTS OF THE MAJOR CONTROLLED OR INVESTED COMPANIES (PREPARED UNDER THE PRC ACCOUNTING STANDARDS)

ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS Dalian"), is a jointly controlled entity established by the Company and ThyssenKrup Stahi AG to be engaged in the production of galvanized steel sheets. ANSC-TKS Dalian has registered capital of US$132 million and each of the Company and Thyssenkrug Stahi AG owns 50% equity interest in it. The production facilities of ANSC-TKS Dalian commenced commercial operation upon completion of construction in December 2003. Principal operation of ANSC-TKS Dalian is mainly engaged in production of rolled hot dip galvanised steel products and microalloyed steel plates and stripes products and sale of self-produced products and provision of after-sales services. As at 31 December 2007, its total assets and shareholders' equity amounted to Rmb2,240 million and Rmb1,130 million respectively. It recorded operating revenue of Rmb2,537 million and a net profit of Rmb160 million.

In November 2004, ANSC-Dachuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Dachuan") (original name was ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited) was established by the Company and Dalian Xinchuan Heavy Industries Company Limited as a jointly controlled entity, in which each party has a 50% equity interest. Its registered capital was Rmb240 million as at 31 December 2007, its business license was changed on 31 January 2008 with the registered capital of Rmb 380 million. ANSC-Dachuan is primarily engaged in the processing of steel products, and manufacturing, distribution and sales of structural steel. As at 31 December 2007, its total assets and shareholders' equity amounted to Rmb373 million and Rmb380 million respectively. The production facilities of ANSC-Dachuan are still under construction.

OPERATIONS AND RESULTS OF THE MAJOR CONTROLLED OR INVESTED COMPANIES (PREPARED UNDER THE PRC ACCOUNTING STANDARDS) *(continued)*

Changchun FAM Steel Processing and Distribution Co., Ltd. ("Changchun FAM") is a joint venture established by the Company, Yiqi Jiefang Automobile Company Limited (一汽解放汽車有限公司) and Mitsui & Co. (三井物產株式會社), in which the three parties held 50%, 25% and 25% equity interest respectively. Changchun FAM has a registered capital of Rmb90 million. The company is primarily engaged in processing and production of steel products and other related services. As at 31 December 2007, its total assets and shareholders' equity amounted to Rmb196 million and Rmb92 million respectively. In 2007, it reported revenue from principal operations of Rmb198 million and net profit of Rmb2 million.

ANSC-TKS Steel Logistics (Changchun) Company Limited ("TKASSSC"), was established by the Company and ThyssenKrupp (China) Investment Company Limited as a jointly controlled entity, in which each party has a 50% equity interest. ANSC-TK Changchun has a registered capital of US$12 million. It is mainly engaged in production, processing, sales of steel materials and other related commercial activities. As at 31 December 2007, its total assets and shareholders' equity amounted to Rmb198 million and Rmb82 million respectively. TKASSSC achieved a revenue from principal operation of Rmb1 million and net profit of Rmb14 million.

MAJOR SUPPLIERS AND CUSTOMERS

The total amount of purchase from the Company's five largest suppliers was Rmb21.2 billion, representing 49.83% of the Company's total purchase for the year, 30.30% of which was attributable to the Company's largest supplier. The sales to the Company's five largest customers aggregated to Rmb11,770 million, representing 18.03% of the Company's total turnover for the year and the largest customer accounted for 4.85%.

Except for those disclosed in this report, none of the Directors, supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold 5% or more of shares in the Company) had any interest in any of the aforementioned suppliers or customers of the Company during 2007.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company which is valid for three years starting from 20 June 2006. No Director or supervisor has entered into any service contract with the Company which may be terminated by the Company within one year and compensation shall be paid other than statutory compensation.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

In November 2007, the Company issued a total of 1,301,822,150 shares to the shareholders of the Company pursuant to a placing on the basis of 2.2 shares for every then existing 10 shares, comprising 1,106,022,150 A shares and 195,800,000 H shares.

Save for the rights issue mentioned above, there was no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities.

PRE-EMPTIVE RIGHTS

In accordance with the articles of association of the Company and the laws of the PRC, no pre-emptive rights exist to require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

In 2007, none of the Directors or supervisors of the Company had any material interests in any contracts in which the Company, or the holding Company or any of its subsidiaries were involved.

FIXED ASSETS

Changes in the fixed assets during the year are set out in note 12 to financial statements prepared in accordance with IFRSs on pages 209 to 210 of this report.

OPERATING RESULTS

The results of the Company for the year ended 31 December 2007 and its financial position as at that date are set out in the financial statements prepared in accordance with IFRSs included in this report.

SHARE CAPITAL

Changes in share capital during the year are set out in notes 25 to the financial statements prepared in accordance with IFRSs included in this report. The increase in share capital of the Company during the year was attributable to placing by the Company in 2007.

RESERVES

Changes in the reserves during the year are set out in note 27 to financial statements prepared in accordance with IFRSs on page 224 and page 225 of this report.

EMPLOYEE RETIREMENT SCHEME

Details of the employee retirement scheme of the Company are set out in note 34 to financial statements prepared in accordance with IFRSs on page 233 of this report.

CONTINUING CONNECTED TRANSACTIONS

Details of continuing connected transactions for the year are set out on pages 75 to 82 of this report.

FIVE-YEAR SUMMARY

A summary of the results and balance sheet of the Company for the past five years is set out on page 242 of this report.

CHAPTER 13 DISCLOSURE

The Directors confirmed that there was no matter occurring in 2007 which would have given rise to a disclosure requirement under Rules 13.13 to 13.19 of the Hong Kong Listing rules. The Company's controlling shareholder did not pledge any of its shares in the Company to secure any debts, guarantees or other support of obligations of the Company, nor did the Company sign loan agreements imposing specific performance obligations on the controlling shareholders.

SUFFICIENT PUBLIC SHAREHOLDINGS

According to the information obtained by the Company through public channels, and so far as the Directors are aware of as at the latest practical date before the publishing of this annual report, the Company has been maintaining sufficient public shareholdings to comply with the Hong Kong Listing Rules during the year.

AUDITORS

KPMG (Certified Public Accountants in Hong Kong) and KPMG Huazhen (Registered Accountants in the PRC) were appointed as the Company's international and domestic auditors respectively in 2007.

A resolution for the appointment of Zhong Rui Yue Hua Certified Public Accountants Company Limited and Zhong Rui Yue Hua (Nelson Wheeler) Certified Public Accountants as the Company's international and domestic auditors, respectively, for 2008 will be proposed at the 2007 Annual General Shareholder Meeting to be held on 12 June 2008.

WORKING REPORT OF THE BOARD

The Board meetings during the reporting period

1. The Board of the Company convened the 6th meeting of the fourth Board on 2 February 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 3 February 2007.

2. The Board of the Company convened the 7th meeting of the fourth Board on 28 February 2007, at which the resolution for disposal of partial fixed assets by the Company was passed.

3. The Board of the Company convened the 8th meeting of the fourth Board on 26 March 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 27 March 2007.

4. The Board of the Company convened the 9th meeting of the fourth Board on 10 April 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 11 April 2007.

5. The Board of the Company convened the 10th meeting of the fourth Board on 27 April 2007, at which 2007 First Quarterly Report of the Company was passed.

6. The Board of the Company convened the 11th meeting of the fourth Board on 18 June 2007, at which the change of seal of H share certificates and securities of the Company was passed.

7. The Board of the Company convened the 12th meeting of the fourth Board on 27 July 2007, at which the following resolutions were passed:

   Approved the resolution in relation to capital contribution for establishment of Angang Steel Logistics (Wuhan) Company Limited (鞍鋼鋼材配送(武漢)有限公司).

   Approved the resolution on authorizing the management of the Company to take charge of and participate in land bidding.

8. The Board of the Company convened the 13th meeting of the fourth Board on 30 July 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 31 July 2007.

9. The Board of the Company convened the 14th meeting of the fourth Board on 21 August 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 22 August 2007.

WORKING REPORT OF THE BOARD (continued)

The Board meetings during the reporting period *(continued)*

10. The Board of the Company convened the 15th meeting of fourth Board on 28 September 2007, at which percentage and price of rights issue of H share were determined, and the Secretary to the Board was authorized to handle relevant matters on H share rights issue and sign related documents on behalf of the Company and other directors pursuant to the authorization and approval at relevant shareholder's meeting and approval by CSRC.

11. The Board of the Company convened the 16th meeting of the fourth Board on 24 October 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 25 October 2007.

12. The Board of the Company convened the 17th meeting of the fourth Board on 30 October 2007, at which 2007 Third Quarterly Report of the Company was considered and approved.

13. The Board of the Company convened the 18th meeting of the fourth Board on 19 November 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 20 November 2007.

14. The Board of the Company convened the 19th meeting of the fourth Board on 30 November 2007, at which the proposal in relation to the Rectification Report on Corporate Governance of Angang Steel Company Limited was considered and approved, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 1 December 2007.

15. The Board of the Company convened the 20th meeting of the fourth Board on 14 December 2007, announcement of resolutions in respect of which was published in China Securities Journal, Securities Times on 15 December 2007.

EXECUTION OF THE RESOLUTIONS PASSED AT GENERAL MEETINGS OF THE COMPANY BY THE BOARD

On 8 June 2007, the Company convened its 2006 annual general meeting in Anshan, at which the 2006 profit distribution plan was considered and approved. It was resolved to distribute a cash dividend of Rmb5.8 per 10 shares based on the total share capital of 5,932,985,697 shares as at 31 December 2006. On 22 June 2007, the Company distributed cash dividends to holders of H shares. The applicable exchange rate was the average of the basic exchange rate of Renminbi and Hong Kong dollar announced by the Bank of China one calendar week prior to the holding of the general shareholder meeting for that year, being HK$100 to Rmb97.949. The cash dividends actually paid to holders of H shares was HK$527,000,000. On 22 June 2007, the Company distributed cash dividends to holders of circulating A shares and state-owned legal person shares; in a total amount of Rmb2,925,000,000. The cash dividend for 2006 distributed by the Company was Rmb3,441,000,000 in total.

PERFORMANCE OF DUTIES OF AUDIT COMMITTEE UNDER THE BOARD

Please refer to the content concerning Audit Committee in Corporate Governance Report as set out in page 71 of this report.

PERFORMANCE OF DUTIES OF REMUNERATION AND EVALUATION COMMITTEE UNDER THE BOARD

Please refer to the content concerning Remuneration and Evaluation Committee in Corporate Governance Report as set out in page 68 of this report.

By order of the Board
Zhang Xiaogang
Chairman

14 April 2008

During the year, members of the Supervisory Committee duly fulfilled their duties in accordance with the Company Law and the articles of association of the Company in order to protect the lawful interests of the Company and its shareholders.

(I) The Supervisory Committee attended 1 general meeting and 4 Board meetings of the Company as non-voting participants and convened 5 supervisory meetings. The Supervisory Committee has given independent opinions and advices on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

1. The fourth meeting of the fourth Supervisory Committee was held on 10 April 2007, at which the following proposals were passed:

    (1) to approve the Company's annual report for 2006;

    (2) to approve the work report of the Supervisory Committee of the Company for 2006;

    (3) to approve the proposed remuneration for supervisors of the Company for 2006.

2. The Supervisory Committee of the Company convened the 5th meeting of the fourth Supervisory Committee on 27 April 2007, at which 2007 First Quarterly Report of the Company was considered and approved.

3. The Supervisory Committee of the Company convened the 6th meeting of the fourth Supervisory Committee on 21 August 2007, at which 2007 Interim Report of the Company and its summary were considered and approved.

4. The Supervisory Committee of the Company convened the 7th meeting of the fourth Supervisory Committee on 24 October 2007, at which the following resolutions were considered and approved:

    To approve Mr. Qi Cong's resignation from the position of supervisor of the Company.

    To recommend Mr. Wen Baoman as a candidate for supervisor of the fourth Supervisory Committee of the Company.

5. The Supervisory Committee of the Company convened the 8th meeting of the fourth Supervisory Committee on 30 October 2007, at which 2007 Third Quarterly Report of the Company was passed.

(II) In 2007, the Supervisory Committee of the Company also monitored the Company's operations to ensure compliance with the relevant laws and regulations, such as the PRC Company Law and the articles of association of the Company. It examined and reviewed the connected transactions entered into between the Company and Angang Holding and the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee had given independent opinions on the following issues:

1. During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has comprehensive internal control system and the decision making procedure of the Company complied with applicable laws and regulations.

2. None of the Directors and the general managers had violated any laws or regulations or the articles of association of the Company when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

3. The Company's financial report truly reflected the Company's financial position and operating results.

4. The Company's actual application of the funds raised was in line with the projects undertaken.

5. During the year, routine continuing connected transactions and other connected transactions were conducted on a fair basis in the Company's production and operation. There was no insider dealing and the interests of the Company were not adversely affected.

On behalf of the Supervisory Committee
Wen Baoman
Chairman of the Supervisory Committee

14 April 2008

1. REVIEW OF OPERATIONS

In 2007, the Company overcame various unfavourable factors such as price hike in raw materials and fuels and adjustment in the State's export tax policy, further deepening reform and enhancing management, making great progresses in Company performance.

(1) Operating Results

Based on the IFRSs, the Company recorded a profit attributable to shareholders of Rmb7,534 million for the year ended 31 December 2007, representing an increase of 6.20% from the previous year, and its basic earnings per share was Rmb1.121.

Based on the PRC GAAP, the Company recorded a net profit of Rmb7,525 million for the year ended 31 December 2007, representing an increase of 7.45% from the previous year, and its basic earnings per share was Rmb1.120.

(2) Analysis on the Company's Financial and Operational Status

Under the PRC GAAP

Unit: Rmb million

Item	**2007**	2006	Change *(%)*
Total assets	**86,786**	58,385	48.64
Non-current liabilities	**12,556**	11,213	11.98
Shareholders' equity	**54,255**	30,123	80.11
Operating revenue	**65,499**	54,330	20.56
Operating profit	**10,450**	9,660	8.18
Net profit	**7,525**	7,003	7.45
Net increase in cash and cash equivalents	**6,253**	965	547.98

1. REVIEW OF OPERATIONS *(continued)*

(2) Analysis on the Company's Financial and Operational Status *(continued)*

Under the IFRSs

Unit: Rmb million

Item	2007	2006 *(restated)*	Change *(%)*	Reason for change
Total assets	**87,381**	58,513	49.34	A
Non-current liabilities	**12,443**	11,135	11.75	B
Total equity attributable to shareholders of the Company	**54,127**	30,001	80.42	C
Turnover	**65,294**	54,283	20.28	D
Gross profit	**14,499**	12,443	16.52	D
Profit for the year attributable to shareholders of the Company	**7,534**	7,094	6.20	D
Net increase in deposit with banks, cash and cash equivalents	**6,276**	965	550.36	E

Notes:

A. The increase in total assets was mainly attributable to factors including net profit generated from operations and net proceeds from the Company's A share and H share rights issue.

B. The increase in non-current liabilities was mainly attributable to the increase in loans for construction projects.

C. The increase in equity attributable to equity shareholders of the Company was due to (i) the increase in share capital of Rmb1,302 million resulting from rights issue, and the increase of Rmb18,603 million in share premium; (ii) the increase in retained earnings (including: the increase of Rmb7,534 million in net profit for the year, the decrease of Rmb3,441 million in payment of dividend for 2006); (iii) the increase in reserve of Rmb143 million arising from change in fair value of available-for-sale financial assets; and (iv) the decrease of Rmb15 million in reserve arising from re-valuation of deferred tax.

D. The increase in turnover, gross profit and profit for the year attributable to shareholders of the Company was due to (i) the expansion of production and sales scale resulting from the new product line and gradual utilization of the product line's capacity after a series of work including technical renovations; (ii) the rise in the product price; (iii) the adjustment in product portfolio and the increase in output of higher value-added products owing to the Company's strategy for producing exquisite products; and (iv) the decrease in cost of products resulting from the Company's enhancement of cost control and substantial reduction of material and energy consumption.

1. REVIEW OF OPERATIONS *(continued)*

(2) Analysis on the Company's Financial and Operational Status *(continued)*

Under the IFRSs: *(continued)*

E. The higher increase in deposit with banks, cash and cash equivalents was mainly attributable to (i) the decrease of Rmb3,533 million in the net cash inflow from operating activities as compared with the previous year due to the increase in operating receivables; (ii) the increase of Rmb5,894 million in net cash outflows from investment activities as compared with the previous year due to the increased acquisition of fixed assets and expenditures in construction in progress; and (iii) the increase of Rmb14,738 million in net cash inflow from financing activities due to factors such as increase in cash received from the Company's A share and H share rights issue.

(3) Analysis on the changes of financial figures including the Company's assets and expenses (prepared under the PRC GAAP)

Unit: Rmb million

	31 December 2007		31 December 2006		Increase/ decrease) of percentage in total assets compared with previous year
Item of Balance Sheet	**Amount**	**As a percentage in total assets (%)**	Amount	As a percentage in total assets (%)	*(percentage points)*
Cash and cash equivalents	7,733	8.91	1,480	2.53	6.38
Prepayments	6,600	7.60	592	1.01	6.59
Fixed assets, at cost	45,162	52.04	40,844	69.96	(17.92)
Construction in progress	17,115	19.72	8,257	14.14	5.58
Capital reserve	31,593	36.40	12,847	22.00	14.40

Notes: In preparing financial statements of the Company, its assets were measured at historic cost but available-for-sale financial assets were measure at fair value subsequent to initial recognition.

1) The increased percentage of cash and cash equivalents in total assets was mainly due to proceeds raised from rights issue by the Company for the year resulting in the increase in cash and cash equivalents;

2) The increased percentage of prepayments in total assets was due to accounting of advance payment for project under prepayments;

3) The decreased percentage of fixed assets at cost in total assets was due to the decrease in fixed assets in final accounts for completed projects for the year and increase in total assets as compared with last year;

1. REVIEW OF OPERATIONS *(continued)*

(3) Analysis on the changes of financial figures including the Company's assets and expenses (prepared under the PRC GAAP) *(continued)*

4) The increased percentage of construction in progress in total assets was attributable to the increase in expenditures of major projects including Bayuquan Project;

5) The increased percentage of capital reserve in total assets was due to: i) the increase of Rmb18.603 million in capital reserve arising from rights issue; and ii) the increase of Rmb143 million in capital reserve arising from change in fair value of available-for-sale financial assets.

Unit: Rmb million

Item of Income Statement	2007	2006	Increase/ (decrease) % compared with previous year %
Sales costs	**1,598**	943	69.46
Administrative expenses	**3,520**	2,254	56.17
Financial expenses	**755**	685	10.22
Income tax	**2,848**	2,378	19.76

Notes:

1) The increase of Rmb655 million in sales costs was mainly due to the corresponding increase in sales costs arising from increased sales volume; and ii) the increase in relevant export expenses arising from the increased steel exports;

2) The increase of Rmb1,266 million in administrative expenses was primarily attributable to the increase of Rmb786 million in repair expenses, and the increase of Rmb107 million for land use tax, inclusion of recruitment welfare expenses in administrative expenses of Rmb197 million and the increase in other relevant administrative expenses for corporate expansion of the Company;

3) The increase of Rmb70 million in financial expenses was mainly attributable to the increase in loans and rise in interest rate.

4) The increase of Rmb470 million in income taxes was principally owing to the corresponding increase in income tax arising from the growth of profits as well as the decrease of Rmb91 million in preferential taxes for 2007 as compared with last year.

1. REVIEW OF OPERATIONS *(continued)*

(4) Components of cash flow generated from the Company's operating activities, investing activities and financing activities (prepared under the PRC GAAP)

Unit: Rmb million

Item	2007	2006	Main reason for change
Net cash flows from operating activities	**7,906**	11,018	The decrease in net cash inflow from operating activities as compared with last year was mainly due to the increase in operating receivables
Net cash flows from investing activities	**(17,959)**	(12,101)	The increase in net cash outflows from investing activities as compared with last year was due to acquisition of fixed assets and the increased expenses in construction in progress
Net cash flows from financing activities	**16,329**	2,048	The increase in net cash flows from financing activities as compared with last year was mainly due to the proceeds from rights issue and increase in project loans

(5) Number of Employees of the Company, Employees' Qualifications, Salary Policy and Training Programmes of the Company

As of 31 December 2007, the Company had 32,245 employees, of which 20,847 were production staff, 300 were sales staff, 2,728 were technicians, 293 were accounting staff and 2,696 were administration personnel. Of the Company's employees, 5,152 held bachelor or higher degrees, representing 15.98% of the total number of the employees; 6,886 held diplomas, representing 21.36% of the total number of the employees and 14,705 held secondary education, representing 45.60% of the total number of the employees.

In 2007, the Company provided various training programmes to address the different job requirements of its employees. 245,851 persons received group training for the year, of which, 8,987 persons joined the company-level training and 216,254 persons participated in unit-level training. As a result of these trainings, the overall work quality improved, which enabled the Company to achieve improved production and operation targets in 2007.

The Company has adopted a position and performance-based annual remuneration packages for senior management; position-based linked remuneration and new product development incentive packages for research personnel; sales/profit-linked remuneration package for sales personnel; and position-based remuneration packages for other personnel.

2. INVESTMENT OF THE COMPANY

(1) External Investments:

The Company's external investment for 2007 amounted to Rmb248 million, representing a decrease of 29.94% from Rmb354 million in the last year.

In particular, the Company invested Rmb47 million, Rmb120 million and Rmb81 million in ANSC-TKS Dalian, ANSC-Dachuan, and Zhuzhou Smelter Group Co., Ltd. (hereafter as "Zhuzhou Smelter Group") respectively.

(2) Use of fund raised

From October 2007 to November 2007, the Company raised funds of Rmb20,006 million in total from the A share and H share rights issue of 1,301,822,150 shares to all shareholders of the Company, with net proceeds of Rmb19,905 million after deducting rights issue-related expenses.

Unit: Rmb million

Total net funds raised	19,905
Total funds used during the year	11,869
Total accumulated use of fund raised	11,869

Projects undertaken	Proposed investment	Changes in use of proceeds	Actual investment	Actual (estimated) benefits	Whether or not progressing as scheduled and achieving estimated return
Bayuquan Project	22,600	No	18,469	Financial internal rate of return: 12.1%	Yes

Explanation to failure in completion as scheduled and estimated return	—
Explanation to reason for change and change procedures	—
Application and status of unused proceeds	Unused fund raised of Rmb1,950 million were applied as additional working capital, and the remaining unused fund was deposited with the designated account for fund raised from rights issue on the principle of application of fund for a specified purpose.

2. INVESTMENT OF THE COMPANY *(continued)*

Special Audit Report on Deposit and Utilisation of the Subscription Proceeds for 2007

KPMG-A (2008) OR No. 0037

To the Board of Angang Steel Company Limited:

We have accepted the appointment and audited the Financial Statements of Angang Steel Company Limited (the "Company") for 2007, including the Balance Sheet as of 31 December 2007, the Income Statement for 2007, the Statement of Changes in Shareholders' Equity for 2007, the Cash Flow Statement for 2007 and the Notes to the Financial Statements for 2007. We issued an auditors' report with an unqualified audit opinion on these financial statements on 14 April 2008.

Pursuant to the requirements of the Measures of Shenzhen Stock Exchange for Administration on Capitals Raised by Listed Companies issued by Shenzhen Stock Exchange on 30 January 2008, the Board of the Company has prepared the Special-purpose Statement on Deposit and Utilisation of the Subscription Proceeds of Angang Steel Company Limited for 2007 (the "Statement"), which is attached to this audit report.

It is the Company's responsibility to establish sound management systems for the Subscription proceeds, assure the effective execution of such systems, prepare and publicly disclose the Statement which ensuring its truthfulness, legality, and completeness. Based on sampling, we have checked the items as set out in the Statement with the relevant accounting information and the audited financial statements provided by the Company during our audit of the Company's Financial Statements for 2007. We are of view that the deposit and utilisation of the Subscription proceeds as stated in the Statement are consistent with the actual deposit and utilisation of the Subscription proceeds for 2007 in all material respects.

The Statement should be read in conjunction with the audited financial statements so as to better understand the Company's deposit and utilisation of the Subscription proceeds for 2007.

This report is intended only for the purpose of the Company's annual report and shall not be used for any other purpose without the written consent of KPMG Huazhen.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China
Zhang Huan
Yang Ming

Beijing, the People's Republic of China

14 April 2008

2. INVESTMENT OF THE COMPANY *(continued)*

Angang Steel Company Limited

Statement on Deposit and Utilisation of the Subscription Proceeds for 2007

I. Amount and receipt of the Subscription proceeds for 2007

Based on the original shares of 5,932,985,697 shares, Angang Steel Company Limited ("Angang Steel" or the "Company") placed shares of Rmb1.00 each on the basis of 2.2 shares for every 10 existing shares to all the Company's shareholders at a placing price of Rmb15.40 per share (Overseas-listed foreign shares ("H Share") at a price of HK$15.91 each) in accordance with the Notice on Approval of Share Placement of Angang Steel Company Limited (China Securities Regulatory Commission ZJFX Zi. [2007] No. 313) dated 24 September 2007 and the Approval of Overseas-Listed Foreign Share Placement of Angang Steel Company Limited (China Securities Regulatory Commission (CSRC) ZJGH Zi. [2007] No. 33) dated 28 September 2007. The actual number of shares placed by the Company was 1,301,822,150 shares, of which 1,106,022,150 shares were Renminbi ordinary shares and 195,800,000 shares were H shares. These shares were listed on the Shenzhen Stock Exchange and The Stock Exchange of Hong Kong Limited, respectively, on 25 October 2007 and 14 November 2007.

The Company's proceeds receivable from the share placement was Rmb20,006 million; after deducting Rmb35 million issue expense paid up to the capital verification report date, plus the Rmb7 million interest from the share placement's proceeds, the Company received Rmb19,978 million in share placement proceeds. The Company finally received proceeds of Rmb19,905 million from the share placement net of Rmb73 million of issue expenses paid after the capital verification report date, with a Rmb1,302 million increase of paid up capital and an additional capital surplus of Rmb18,603 million. KPMG Huazhen verified the Subscription proceeds from the share placement and issued an capital verification report (KPMG-A(2008)CR No.0001) on 9 January 2008.

Details of proceeds from share placement are as follows:

Bankers	Account number	Collection date	Original currency	Amount of original currency *in million*	Rmb equivalent *in million*
Angang Sub-Branch of Industrial and Commercial Bank of China	0704024009221031091	18 October 2007	Rmb	5,700	5,700
Business Department of Anshan Branch of Bank of China	03615608093001	18 October 2007	Rmb	5,700	5,700
Angang Sub-Branch of China Construction Bank	21001630504052501506	18 October 2007	Rmb	5,600	5,600
Industrial and Commercial Bank of China (Asia) Limited	861502031114	14 November 2007	HK$	3,120	2,978
Total					19,978

2. INVESTMENT OF THE COMPANY *(continued)*

Statement on Deposit and Utilisation of the Subscription Proceeds for 2007 *(continued)*

II. Statement of utilisation of subscription proceeds for 2007

1 Committed utilisation of subscription proceeds and profit forecast

On 29 September 2007, the Company disclosed in Angang Steel Company Limited's 2007 Placement Prospectus ("Placement Prospectus") that proceeds from the placement will all be used for construction of the Bayuquan Iron and Steel Project of Yingkou ("Bayuquan Plant") or to repay bank loans. Total investment in the project amounted to Rmb22.6 billion. Prior to the receipt of the placement proceeds, the Company had planned to use capital from its own funds, bank loans, or via other market financing ("Self-financing Funds"). All proceeds from this placement will be used for construction of Bayuquan Plant or to repay bank loans.

Construction period of Bayuquan Plant is three years. It is expected to commence operation in 2008 and generate profit in 2009. Financial internal rate of return on all investment in the project is 12.1%, and the payback period (excluding the construction period) is 5.9 years.

2 Actual utilisation and effect of the subscription proceeds

(1) Accumulated capital input in Bayuquan Plant

As at 31 December 2007, the Company's accumulated capital input in the Bayuquan Plant amounted to Rmb18,469 million, of which Rmb11,869 million came from placement proceeds and Rmb6,600 million from special loans.

(2) Exchange of Self-financing Funds pre-invested in the project with subscription proceeds

On receipt of the share placement proceeds, the Company exchanged self-financing funds of Rmb6,760 million, pre-invested in the project and part of the accumulated capital input, with the subscription proceeds. As at 31 December 2007, this exchange of funds had been completed.

(3) Temporary additional working capital from unused proceeds

To improve the utilisation efficiency of the subscription proceeds, reduce financial cost, improve cot-effectiveness and safeguard the interests of the Company and its shareholders, the 20th meeting of the fourth Board passed the Resolution that the Company Leverage Rmb1.95 billion Unused Capital for Temporary Additional Working Capital on 14 December 2007, pursuant to the Notice on Further Regulating Use of Proceeds by Listed Companies (ZJGS Zi [2007] No.25) which was promulgated by CSRC. The Company leveraged unused proceeds of Rmb1.95 billion for temporary additional working capital, and in time will repay this sum by way of Self-financing Funds in the third quarter of 2008 in accordance with the proceeds plan of use and the Bayuquan Plant's progress.

2. INVESTMENT OF THE COMPANY *(continued)*

Statement on Deposit and Utilisation of the Subscription Proceeds for 2007 *(continued)*

II. Statement of utilisation of subscription proceeds for 2007 *(continued)*

2 Actual utilisation and effect of the subscription proceeds *(continued)*

(4) Effect of use of proceeds

Bayuquan Plant which is under construction and was not profitable in 2007.

As at 31 December 2007, the utilisation of proceeds by the Company was as follows:

Unit: Rmb million

Total proceeds:	19,905	Total accumulated used proceeds:	11,869
Total proceeds with use changed:	0	Total used proceeds in 2007:	11,869
Percentage of total proceeds with use changed:	0%		

Investment projects		Total proceeds used for investment					Total accumulated proceeds used for investment as at 31 December 2007		
Committed investment projects	Actual investment projects	Subscription investment amount	Committed subscription before investment *(Note 1)*	Actual investment after investment amount *(Note 1)*	Committed investment amount undertaken before subscription *(Note2)*	Committed investment amount undertaken after subscription *(Note 3)*	Actual investment amount *(Note 3)*	Difference between actual investment amount and amount committed after subscription	Project progress as at the year-end
Bayuquan Plant	Bayuquan Plant	20,100	19,905	19,905	N/A	N/A	11,869	N/A	64%

Note 1: The amount of committed investment after subscription and that before subscription differ because the amount of committed investment before subscription includes issue expenses, the actual number of A-shares placed was less than that proposed, and a loss was incurred due to different Hong Kong dollar exchange rates on the receipt date of the H-share placement proceeds and the pricing date of share placement.

Note 2: Actual investment amount refers to the total proceeds to be invested by the Company into Bayuquan Plant.

Note 3: Actual investment amount comprises Self-financing Funds pre-invested in the Bayuquan Plant by the Company and exchanged with the placement's proceeds.

2. INVESTMENT OF THE COMPANY *(continued)*

Statement on Deposit and Utilisation of the Subscription Proceeds for 2007 *(continued)*

III. Statement on special accounts for the subscription proceeds in 2007

As at 31 December 2007, details of the Company's balance of proceeds in special accounts were as follows:

Bankers	Special bank account number	Original currency	Amount of original currency *in million*	Rmb equivalent *in million*
Angang Sub-Branch of Industrial and Commercial Bank of China	0704024009221031091	Rmb	3,791	3,791
Business department of Anshan Branch of Bank of China	004003615608093001	Rmb	103	103
Angang Sub-Branch of China Construction Bank	21001630504052501506	Rmb	1,893	1,893
Industrial and Commercial Bank of China (Asia) Limited	861502031114	HK$	62	58
Total				5,845

As Bayuquan Plant's regular funds are settled through an account opened with Angang Holding Finance Company ("Angang Finance"), an additional Rmb241 million was deposited into a special account for non-subscription proceeds of Angang Finance and subsequently transferred to the Bayuquan Plant on 14 January 2008.

IV. Comparing with contents disclosed in the 2007 Annual Report

The deposit and utilisation of the Company's proceeds were disclosed in the 2007 Annual Report that was approved on 14 April 2008, and published in China Securities Journal and Securities Times on 15 April 2008. The actual deposit and utilisation of proceeds are consistent with this disclosure.

V. Conclusion

The board is of the view that the Company has adhered to the committed use of the proceeds and ensured its legality. In addition, the Company has effectively applied the proceeds and fully maximised their cost-effectiveness. The Company has honestly performed its disclosure obligation on the actual deposit and utilisation of subscription proceeds in 2007.

The Board of Angang Steel Company Limited

14 April 2008

2. INVESTMENT OF THE COMPANY *(continued)*

(3) Status of investment of non-publicly raised funds:

Unit: Rmb million

Name of project	Estimated amount	Progress	Return
2130 Cold Rolling Steel	2,704	Completed	760
Renovation of Chemical Plant	3,927	69.24%	664
1450 Project in West Area	2,900	77%	—
High Grade Silicon Steel Project	2,800	6%	—
Total	12,331		1,424

3. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE COMPANY (BASED ON IFRSs)

As of 31 December 2007, the Company had long-term loans of Rmb12.297 billion (exclusive of loans due within one year) with annual interest rates ranging from 4.94% to 7.05%, repayment periods ranging from 2 to 22 years and maturity dates between 2009 to 2030. The loans were mainly used for equipment renovation projects and the construction of the Bayuquan Iron and Steel Project. The Company's long-term liabilities due within one year amounted to Rmb2.814 billion. With good credit ratings and high product profitability, the Company expects to have sufficient cash to repay the existing liabilities when they fall due.

As of 31 December 2007, the Company's cash and cash equivalents increased by Rmb6.253 billion to Rmb7.733 billion from Rmb1.480 billion for the previous year, which was mainly attributable to proceeds received from the A and H share rights issue.

As of 31 December 2007, the Company's total assets less current liabilities amounted to Rmb66.57 billion, as compared with Rmb41.136 billion in the previous year. The shareholders' equity of the Company amounted to Rmb54.127 billion as at 31 December 2007, compared with Rmb30.001 billion as at 31 December 2006.

4. CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2007, the Company had capital commitments of Rmb12.887 billion in respect of construction projects and improvement of production lines that were authorised and contracted by the Company.

As at 31 December 2007, the Company did not have any contingent liability.

5. FOREIGN EXCHANGE RISK

The Company exported some of its products and it also imported certain raw materials, equipment, spare parts and materials. Major transactions of export and import were settled through import & export agencies at a locked exchange rate. Hence, there is no significant foreign exchange risk.

6. GEARING RATIO

Under the IFRSs, the ratio of the Company's shareholders' equity to liabilities in 2007 was 1.63 times, in comparison with 1.05 times in 2006.

1. STRUCTURE OF CORPORATE GOVERNANCE OF THE COMPANY

The Company operates strictly in accordance with the requirements of the Company Law, Securities Law, relevant rules of the China Securities Regulatory Commission as well as the Hong Kong Listing Rules and the Rules Governing the Listing of Shares on the Shenzhen Stock Exchange, and establishes a sound corporate governance system.

Four special committees have been set up by the Board with independent non-executive directors acting as conveners of the Remuneration and Appraisal Committee, the Audit Committee and the Nomination Committee, and accounting for the majority of such committees' members

2. DISCHARGE OF DUTIES BY INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has established the independent non-executive directors system in accordance with relevant regulations and laws. The independent non-executive directors have discharged their duties in accordance with the requirements of the relevant laws and regulations, reviewed carefully the financial and other relevant information of the Company and expressed their independent opinions on significant matters of the Company in order to safeguard the interests of the Company and the minority shareholders.

Attendance of the independent non-executive Directors at the Board meetings of the Company in 2007 are set out as follows:

Name of independent non-executive Director	Required attendance at the Board meetings in 2007	Attendance in person *(number of times)*	Attendance by proxy *(number of times)*	Absence *(number of times)*	Remark
Wu Xichun	15	15	—	—	—
Wang Linsen	15	15	—	—	—
Liu Yongze	15	15	—	—	—
Francis Li Chak Yan	15	13	2	—	—
Wang Xiaobin	15	13	2	—	—

3. THE COMPANY IS COMPLETELY INDEPENDENT OF ITS CONTROLLING SHAREHOLDER IN TERMS OF BUSINESS, STAFF, ASSETS, ORGANIZATION, FINANCE, ETC. SUCH INDEPENDENT CORPORATE STRUCTURE AND OPERATION ARE IN COMPLIANCE WITH THE REQUIREMENTS OF RELEVANT LEGISLATION. THE COMPANY HAS AN INDEPENDENT AND COMPLETE BUSINESS AND IS CAPABLE OF OPERATING INDEPENDENTLY.

4. APPRAISAL AND INCENTIVE MECHANISM FOR THE SENIOR MANAGEMENT

The Company has set up position-based and risk-based annual salary distribution schemes for the senior management personnel. The position-based salary scheme is linked to the Company's overall operating results while the risk-based salary system is linked to the performance of and operational indicators assumed by individuals.

5. ESTABLISHMENT AND IMPROVEMENT OF INTERNAL CONTROL SYSTEM

(1) Summary of Internal Control of the Company

The Company established a relatively sound internal control system strict compliance with the requirements of the Company Law, Securities Law, relevant rules of the China Securities Regulatory Commission, the Hong Kong Listing Rules, the Rules Governing the Listing of Shares on the Shenzhen Stock Exchange, the Rules for Corporate Governance of Listed Companies and Guidance for Internal Control of Listed Company of the Shenzhen Stock Exchange, and together with the actual business, organization and operating target. The design of internal control system has fully taken into consideration of regulations and laws as well as other relevant requirements including the listing rules, and there are no material shortcomings and abnormality in the completeness, systematism, efficiency and compliance in the current internal control system, thus providing reasonable ensurrance to honest and legal operation, true and reliable financial report, improvement in operation efficiency and results and avoiding predicable significant risk of the Company. Accordingly, it will help the Company to formulate proper operating targets and make them come true in due time.

The Company has formulated and improved a series of regulations and systems, forming an effective and well structured corporate governance system. The Company has set up an internal control system on operational control, financial control, legal compliance and risk management, covering the full process of all important businesses and management process. By establishing a sound system and strictly implementing it, the Company has increasingly regulated its operation.

The Company has been equipped with internal auditing mechanism, which requires an overall evaluation to the internal control system on a regular basis. The daily auditing are exercised by functional departments and front units of the Company uniformly using the mode of "management behaviour evaluation", focusing on activities including examination of financial control, operating control, legal compliance control, and predictable high risk control. Major part of internal control mechanism is to supervise and ensure the effective operation of internal control system.

5. ESTABLISHMENT AND IMPROVEMENT OF INTERNAL CONTROL SYSTEM

(2) Key Control Activities

a. *Internal control of connected transactions*

To ensure the reasonableness and fairness of the connected transactions of the Company, the Company formulated the Administrative Method of Connected Transactions, specifying in detail the scope, pricing principle, review procedures and information disclosure of connected transactions, thus ensuring the connected transactions of the Company to be fair, reasonable and open, and safeguarding the interests of the Company and all shareholders. In 2007, all connected transactions entered into by the Company were in strict compliance with Administrative Method of Connected Transactions.

b. *Internal control of foreign security*

The Company improved the relevant system of foreign security and revised Admistrative Procedures for Foreign Security. To constrain action through system, the Company adopted relevant controlling measures in respect of investigation on the guaranteed party, consideration and approval of guarantee, review and conclusion of guarantee contract, information disclosure of guarantee and guarantee responsibility to protect the property of the Company, enhance guarantee management and lower operating risk.

c. *Internal control of use of raised funds*

The use of raised funds of the Company is in compliance standard, safe, high-efficient and transparent principle. The Administrative Measures on Use of Proceeds from Fundraising was formulated to specify the deposit, examination and approval, use, change, supervision and disclosure of raised funds.

In addition, the Company has formulated Management Measures on Fund Raising to lower financing cost, defend financial risk, enhance financing audit and management and ensure the legal and orderly performance of financing activities. In 2007, the Company raised a fund of Rmb20.006 billion through rights issue to all shareholders, which was used in strict compliance with the Administrative Measures on Use of Proceeds from Fundraising.

5. ESTABLISHMENT AND IMPROVEMENT OF INTERNAL CONTROL SYSTEM *(continued)*

(2) Key Control Activities *(continued)*

d. *Internal control of significant investment*

The Company has formulated Administrative Measures on External Investment to regulate basic principles, prepreparation for projects and project negotiation as well as establishment and operation of investees in order to ensure the subsidiaries of Company always under control, thus standardizing the investment activities and defending investment risks of the Company.

e. *Internal control of information disclosure*

To regulate the information disclosure of the Company and protect the legal interests or investors, the Company has formulated Management Method for Information Disclosure and Management Method for Investor Relations, through which an effective channel for information communication and feedback was established, thus ensuring the true, correct, complete, in-time and fair information disclosure of the Company. Meanwhile, the Company further lifted its image in capital market by enhancement of investor relationship management.

In 2007, the Company has no matters which shall be disclosed yet not disclosed on the Hong Kong Stock Exchange and Shenzhen Stock Exhange, nor abnormal movements in share price due to divulgence of information disclosable in advance.

f. *Management control of subsidiaries controlled by the Company*

Currently, the Company has no subsidiaries.

5. ESTABLISHMENT AND IMPROVEMENT OF INTERNAL CONTROL SYSTEM *(continued)*

(3) Opinions of Supervisory Committee to self-valuation on internal control of the Compnay

Pursuant to relevant domestic and overseas regulations, the Supervisory Committee of the Company issue the following opinions to self-valuation on internal control of the Company:

(i) According to the relevant regulations of CSRC and the Shenzhen Stock Exchange, in compliance with basic principles of internal control and combining actual conditions, the Company established a sound internal control system. There are no material shortcomings and abnormality in the completeness, systematism, efficiency and legal compliance in the current internal control system.

(ii) The internal auditing mechanism of the Company is able to ensure the effective operation of internal control system.

(iii) In 2007, the Company has no breach of internal control requirements from Guidance for Internal Control of Listed Company.

In view of these, the Supervisory Committee was of opinion that the self-valuation on internal control of the Company completely, truly and correctly reflected the actual situation of internal control of the Company.

(4) Opinion of independent non-executive directors to self-valuation on internal control of the Company

Pursuant to relevant domestic and overseas regulations, the Company carefully reviewed the efficiency of 2007 internal control and prepared Internal Auditing Report on Internal Control System. Upon review, the Board issued Self-valuation Report on Internal Control. After going through the report and relevant information, we are of view that: Self-valuation on internal control of the Company objectively reflected the true condition of internal control of the Company and has given an overall summary on the same. It is also demonstrated the important activities for 2007 internal control construction and internal control conditions in respect of key control activities in 2007.

6. CORPORATE GOVERNANCE REPORT

(1) CORPORATE GOVERNANCE PRACTICE

With shares listed on both the Hong Kong Stock Exchange and the Shenzhen Stock Exchange, the Company is committed to improving its corporate governance in accordance with international corporate governance standards. The Board and the management understand that they are responsible for sound corporate governance practice and procedures with strict implementation, so as to ensure the interests of its shareholders and to maximize the investment return for its shareholders in the long run.

Following the coming into effect of the Code on Corporate Governance Practices ("the Code") issued by Hong Kong Stock Exchange, the Company has further improved its corporate governance pursuant to the Code. During the reporting period, the Company has complied with all code provisions and most of the recommended best practices set out in the Code.

(2) SECURITIES TRANSACTIONS OF DIRECTORS

The Board has adopted the provisions set out in Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") under Appendix 10 of the Hong Kong Listing Rules in respect of the directors' dealing in the Company's securities and relevant reguations on the Stock Transactions by Directors, Supervisors, and Senior Management of Listed Companies issued by CSRC and Shenzhen Stock Exchange. After specific enquiries to each of Directors, all Directors confirmed that they have complied with the standards set out in Model Code and relevant regulations of CSRC and Shenzhen Stock Exchange..

The Company has also adopted a code of conduct governing securities transactions by the employees of the Company who may possess or have access to price sensitive information in relation to the Company or its securities.

(3) INDEPENDENT NON-EXECUTIVE DIRECTORS

Throughout the reporting period, the Board has been in compliance with the Rule 3.10(1) of the Hong Kong Listing Rules, which requires a company to maintain at least three independent non-executive directors, and with the Rule 3.10(2) of the Hong Kong Listing Rules, which requires one of those independent non-executive directors to possess appropriate professional qualifications or accounting or related financial management expertise.

Pursuant to the requirements of the Hong Kong Stock Exchange, the Company has verified with its independent non-executive directors in respect of their independence as follows: the Company has accepted the written confirmation of each of the independent non-executive directors ascertaining that they are in compliance with Rule 3.13 of the Hong Kong Listing Rules in respect of their independence. The Company is of the opinion that all of the independent non-executive directors are independent.

6. CORPORATE GOVERNANCE REPORT (continued)

(4) THE BOARD AND ITS SPECIAL COMMITTEES

(i) Composition of the Board

The Board of the Company comprises 14 members including 1 Chairman, 7 executive directors, 1 non-executive director and 5 independent non-executive directors. The number of independent non-executive directors of the Company represents over one-third of members of the Board.

The Board establishes 4 special committees, which are comprised of the Company's directors only. In particular, the majority of the members of the Audit Committee, Nomination Committee, Remuneration and Evaluation Committee are independent non-executive directors who are also the conveners. There is at least one independent non-executive director in the Audit Committee who possesses appropriate professional qualifications in accounting. Each of the special committees reports to the Board and submits proposals to the Board for consideration and approval.

Name	Position in the Board	Attendance to meetings
Zhang Xiaogang	Chairman	100%
Tang Fuping	Executive Director	100%
Yang Hua	Executive Director	100%
Huang Haodong	Executive Director	100%
Wang Chunming	Executive Director	100%
Lin Daqing	Executive Director	100%
Fu Wei	Executive Director	100%
Fu Jihui	Executive Director, Secretary to the Board	100%
Yu Wanyuan	Non-executive Director	100%
Wu Xichun	Independent non-executive Director	100%
Wang Linsen	Independent non-executive Director	100%
Liu Yongze	Independent non-executive Director	100%
Francis Li Chak Yan	Independent non-executive Director	100%
Wang Xiaobin	Independent non-executive Director	100%

All the Directors, including the non-executive directors and independent non-executive directors are subject to a term of 3 years and may be re-elected.

6. CORPORATE GOVERNANCE REPORT *(continued)*

(4) THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(ii) Duties and Operation of the Board

The Board is accountable to the general meetings and exercises the following powers:

i. to convene and report to shareholders at the general meetings;

ii. to implement the resolutions passed at the general meetings;

iii. to decide the Company's business and investment plans;

iv. to prepare the Company's annual budget and its implementation plan;

v. to prepare the Company's profit distribution plan and loss recovery plan;

vi. to prepare the proposals for the increase or reduction of the Company's registered capital, issue of debentures or other securities as well as listing;

vii. to draw up plans for significant acquisition by the Company, purchase of the Compay's shares or the merger, division and dissolution of the Company and change of corporate form;

viii. to determine the Company's internal management structure;

ix. to appoint or dismiss the Company's manager and the Secretary to the Board, to appoint or dismiss the Company's deputy general manager and other senior management including financial controller as nominated by the manager, and determine their remunerations and prize and punishment;

x. to prepare the Company's basic management system;

xi. to prepare amendments to the articles of association of the Company.

Save for the resolutions in respect of the matters specified in sub-paragraphs vi, vii and xi above, which shall be passed by votes of more than two-thirds of the directors, the resolutions in respect of other matters specified above may be passed by votes of at least half of the directors.

The Board of the Company is responsible for the preparation of the financial statements for each financial period, which gives a true and fair view of the state of affairs, results and cash flows of the Company during the relevant period.

6. CORPORATE GOVERNANCE REPORT *(continued)*

(4) THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(ii) Duties and Operation of the Board (continued)

In 2007, the Board of the Company held a total of 15 Board meetings.

(iii) Remuneration and Evaluation Committee

Members of the Remuneration and Evaluation Committee:

Name	Position in the Committee	Attendance to meetings
Francis Li Chak Yan	convener	100%
Tang Fuping	member	100%
Wang Chunming	member	100%
Wu Xichun	member	100%
Liu Yongze	member	100%

Main duties of the Remuneration and Evaluation Committee are:

i. to research the assessment criteria of directors and senior management; to carry out the assessment and provide advices; and

ii. to study and review the remuneration policies and proposals of employment for the directors and senior management.

In 2007, the Remuneration and Evaluation Committee of the Company held 1 meeting. During the meeting, the performance of the directors and senior management personnel of the Company during 2006 was assessed and their remunerations during 2006 were reviewed, and submitted to the Board for consideration.

In January 2008, the Remuneration and Evaluation Committee of the Company held a meeting, at which the performance of directors and senior management personnel of the Company during 2007 was assessed and the corresponding remunerations during 2007 were examined. The Remuneration and Evaluation Committee was of opinion that remunerations of directors and senior management personnel in 2007 were linked to overall operating results, performance and operating indicators assumed by individuals, which played an active role in stimulating the initiatives of directors and senior management personnel and was in line with the level of domestic counterparts.

6. CORPORATE GOVERNANCE REPORT *(continued)*

(4) THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(iv) Nomination Committee

Composition of the Nomination Committee:

Name	Position in the Committee	Attendance to meetings
Wang Linsen	convener	100%
Zhang Xiaogang	member	100%
Yang Hua	member	100%
Wang Chunming	member	100%
Liu Yongze	member	100%

Main duties of the Nomination Committee are:

i. to study the criteria and procedures of selection of directors and senior management, and provide suggestions;

ii. to conduct extensive search for qualified candidates of directors and senior management personnel; and

iii. to assess the candidates for directors and senior management and provide relevant recommendations.

In 2007, the Nomination Committee of the Company held 1 meeting to nominate directors in accordance with the qualification requirements and the relevant laws and regulations and the articles of association of the Company and to submit the same for the consideration of the Board.

(v) Audit Committee

Members of the Audit Committee:

Name	Position in the Committee	Attendance to meetings
Liu Yongze	convener	100%
Yu Wanyuan	member	100%
Wang Linsen	member	100%
Francis Li Chak Yan	member	100%

6. CORPORATE GOVERNANCE REPORT *(continued)*

(4) THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(v) Audit Committee (continued)

Main duties of the Audit Committee are:

i. to make proposals in relation to the engagement and change of external auditors;

ii. to supervise the Company's internal auditing system and implementation;

iii. to facilitate communication between internal auditing department and external auditors;

iv. to review financial information of the Company and its disclosure; and

v. to review the Company's internal control system.

In 2007, the Audit Committee of the Company held a total of 4 meetings. During the meetings, the Audit Committee reviewed the quarterly, interim and annual financial statements and financial information set out in the quarterly, interim and annual reports of the Company, reviewed the internal control system of the Company, and made recommendations in relation to the engagement of external auditors.

The Audit Committee and the management of the Company have reviewed the accounting policy adopted by the Company, and have communicated on the issues in relation to the auditing, internal control and financial statements of the Company (including review of the audited financial statements for the year ended 31 December 2007).

6. CORPORATE GOVERNANCE REPORT *(continued)*

(4) THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(v) Audit Committee (continued)

In accordance with relevant regulations of CSRC and Shenzhen Stock Exchange, the Audit Committee of the Company performed their duties with due diligence, and summarised its performance as follows:

- Opinions after reviewing the 2007 Annual Report

  The Company's financial statements for 2007 was prepared based on the requirements of the Accounting Standard for Business Enterprises; expenditures were reasonable; revenues, expenses and profits were recognized truly and accurately; relevant provisions were made as specified by the laws, regulations and relevant systems, which reflected the Company's financial positions and operating results and cash flow on a true, fair and accurate basis; it was approved to be submitted to the Board of the Company for consideration.

- Review opinions on the Audit Work Summary by Accountants for 2007

  KPMG Huazhen and KPMG performed their duties during the auditing the Company's financial statements for 2007 in accordance with relevant laws and regulations of the PRC and Hong Kong and in compliance with professional ethics of accountants, and expressed their opinion on the Company's financial statements, enabling the Company to satisfy the requirements from the domestic and overseas regulatory institutions.

- Review opinions on the Appointment of Zhong Rui Yue Hua Certified Public Accountants Co., Ltd and Zhong Rui Yue Hua Hong Kong (Nelson Wheeler) Certified Public Accountants as Domestic and Overseas Auditors of the Company for 2008

  The Board is proposed to appoint Zhong Rui Yue Hua Certified Public Accountants Co., Ltd and Zhong Rui Yue Hua Hong Kong (Nelson Wheeler) Certified Public Accountants as domestic and overseas auditors of the Company for 2008 with a term from the close of Annual General Meeting for 2007 to the convening of Annual General Meeting for 2008.

6. CORPORATE GOVERNANCE REPORT *(continued)*

(5) CHAIRMAN AND GENERAL MANAGER

The positions of Chairman and General Manager of the Company are assumed by different persons with definite division of duties.

Duties of the Chairman:

i. to preside over the shareholders' general meetings and to convene and preside over the Board meetings;

ii. to supervise and check the implementation of resolutions of the Board;

iii. to sign the share certificates issued by the Company; and

iv. to exercise other powers conferred by the Board.

Duties of the General Manager:

The General Manager of the Company reports to the Board and exercises the following powers:

i. to take charge of the Company's operation and management and to organize and implement the resolutions of the Board and report to the Board;

ii. to organize and implement the Company's annual business plan and investment plan;

iii. to make proposals in relation to the Company's internal management structure;

iv. to make proposals in relation to the Company's basic management system;

v. to prepare the basic rules and regulations of the Company;

vi. to make proposals in relation to the appointment or termination of appointment of the deputy general manager or other senior management personnel of the Company (including the financial controller);

vii. to appoint or dismiss the management personnel other than those required to be appointed or dismissed by the Board; and

viii. other powers as conferred under the articles of association of the Company or granted by the Board.

6. CORPORATE GOVERNANCE REPORT *(continued)*

(6) AUDITORS' REMUNERATION

KPMG and KPMG Huazhen were appointed at the 2006 annual general meeting of the Company as the international and domestic auditors of the Company, respectively, for the year 2007. The remuneration of the Company's auditors for 2007 amounted to HK$7.5 million. The Company reimbursed the auditors out of pocket expenses arising from auditing. KPMG and KPMG Huazhen have provided auditing services for eleven consecutive years.

1. MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration in 2007.

2. EQUITY IN OTHER LISTED COMPANIES HELD BY THE COMPANY

Unit: Rmb million

Stock Code	Short form of stock	Initial investment amount	Percentage in the company's share capital	Book value at the end of the period	Loss and gain during the reporting period	Change in owner's interest during the reporting period	Accounting items	Source of shares
600961	Zhuzhou Smelter Group	81	1.9%	271	0	143	Financial assets available for sale	Subscription of Shares

3. ACQUISITION AND DISPOSAL OF ASSETS

Counterpart and assets acquired	Date of acquisition	Consideration *(Rmb million)*	Net profit contributed to the Company since date of acquisition to the year-end	Whether a connected transaction (if so, state the basis of pricing)	Whether all ownership of assets invloved transferred	Whether all Claims and Obligations transferred
Anshan Municipal Financial Bureau: Land, plant and equipment	11 April 2007	90	No	No	transferred	No debts

Note: In 2007, the Company completed the acquisition of partial assets (buildings, land and partial equipment) of Anshan First Steel Rolling Factory, which has no impact on the continuity of business, stability of management, financial status and operating results of the Company.

4. MATERIAL CONNECTED TRANSACTIONS

(1) Continuing connected transactions

In 2007, the Company purchased a portion of the raw materials, energy and services necessary for its production operations from, and sold some of its products to Angang Holding and its subsidiaries. The transaction methods and prices were in compliance with the provisions of Supply of Materials and Services Agreement entered into between the parties.

1) *Purchase of products and receipt of labor services from related parties:*

Item	Pricing principle	Price	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions *(%)*
Iron Concentrate	Not higher than the average import price of PRC iron concentrate reported to the PRC customs in the preceding half-year reporting period and the railway transportation cost from Baiyuquan Port to the Company as well as adjustment subject to the grade of the iron concentrate which was based on the average weighted grade of the iron concentrate imported by the Company in the preceding half-year. For every 1 percentage point increase or decrease in the grade of iron concentrate, the price will be increased or decreased by Rmb10/tonne. Angang Holding pledged to give discount after the highest price is confirmed. The discount rate is 10% of average import price of iron concentrate reported to the PRC custom in the preceding half-year.	Rmb575/tonne	6,181	69.06
Pellet	Based on the average price of pellets purchased by the Company from independent third parties in the preceding half-year reported period. For every 1 percentage point increase or decrease in the grade of pellets, the price will be increased or decreased by Rmb10/tonne.	Rmb833/tonne	4,592	99.94

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

1) *Purchase of products and receipt of labor services from related parties: (continued)*

Item	Pricing principle	Price	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions *(%)*
Sinter ore	The price of iron concentrate plus processing cost of the supplier in the preceding half-year reported period plus 10% gross profit (of which, the processing cost is not higher than that of similar products produced by the Company)	Rmb723/tonne	2,751	99.80
Scrap steel	Market price	–	255	97.72
Billets		–	2	100.00
Electricity	State price	Rmb0.47/kWh	1,413	35.89
Lime stone	Not higher than the average of the sales prices for the preceding month offered by the relevant member of Angang Holding to the independent third parties	Rmb56/tonne	63	87.09
Lime powder		Rmb317/tonne	784	91.17
Refractory materials		–	202	21.97
Spare parts and tools		–	861	10.76
Total	–	–	17,104	56.34

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

1) *Purchase of products and receipt of labor services from related parties: (continued)*

Item	Pricing principle	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions *(%)*
Railway transportation	State price	558	99.77
Road transportation	Market price	273	74.10
Agency services: — Import of raw materials, equipment, components and auxiliary material — Export of products — Domestic sales of products	1.5% as commission (not more than the commissions levied by the main state import and export companies of China) or free of charge	307	100.00
Repair and maintenance of equipment	Market price	892	62.96
Design and engineering services		4,843	47.58
Construction project agency and management services	Free of charge	—	—
Education facilities, vocational education, on-the-job training, translation services	Market price	8	41.72
Company vehicle services		19	100.00
Charge for arrangement of business and meeting expenses		6	51.41
Greening services		37	96.31
Newspaper and other publications	State price	2	52.66
Telecommunication business and service		13	93.96
Environmental monitoring service		3	95.84
Supply of heat		2	97.71

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

1) *Purchase of products and receipt of labor services from related parties: (continued)*

Item	Pricing principle	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions (%)
Production coordination and maintenance	Cost of service and material based on market price	937	95.11
Life coordination and maintenance		100	98.12
Total	–	8,000	57.03
Interest on capital for settlement	State price	10	37.05
Loans and discounted interest	State price	210	18.18
Service fee for ERP information system	Depreciation cost of ERP information management system plus its maintenance costs	30	100.00
Payment of Interest on delayed consideration for acquisition of ANSI Company Limited	Interest rate on bank loans	249	100.00

Note: In which, for the twelve months ended 31 December 2007, steel products provided by Angang International Trading Corporation as a domestic and overseas agent amounted to 4,010,000 tonnes and 3,140,000 tonnes respectively.

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) Sale of products and provision of labor services to related parties

Item	Pricing principle	Price	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions *(%)*
Cold rolled sheets	The average selling price of the preceding month between the Company and the independent third parties; For provision of new products developed for the other party, the price is based on the market price if the market price exists; if the market price does not exist, the price is based on the principle of the cost plus a reasonable profit, while the reasonable profit rate is not higher than the average gross profit margin of related products provided by relevant member of companies.	Rmb3,836/tonne	1,104	6.24
Thick plates		Rmb4,825/tonne	375	7.38
Wire rod		Rmb3,191/tonne	106	3.97
Large steel products		Rmb3,741/tonne	24	1.42
Hot rolled plates		Rmb3,320/tonne	1,637	7.21
Medium plates		Rmb3,766/tonne	355	10.26
Galvanized steel sheets		Rmb4,069/tonne	283	4.46
Colour coated sheets		Rmb5,558/tonne	12	1.18
Seamless steel pipe		Rmb3,572/tonne	77	3.13
Molten iron		Rmb2,476/tonne	12	25.82
Coke		Rmb601/tonne	55	100.00
Chemical byproducts		–	93	10.41
Sub- total		–	4,133	–

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) *Sale of products and provision of labor services to related parties (continued)*

Item	Pricing principle	Price	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
Scrap steel material	Market price	—	107	98.71
Abandoned material		—	40	85.87
Sub- total		—	147	—
Minus sieve powder	The difference from the price of sinter ore minus the cost of sintering process of Angang Holding	—	138	100.00
Total		—	4,418	—

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) *Sale of products and provision of labor services to related parties (continued)*

Item	Pricing principle	Price	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions *(%)*
New water	State price	Rmb2.93/tonne	53	99.63
Clean recycled water	Production cost plus a gross profit margin of 5%	Rmb2.13/tonne	72	99.99
Soft water		Rmb2.84/tonne	0.4	100.00
Gas		Rmb43.94/GJ	295	86.05
Blast furnace gas		Rmb5.00/GJ	41	100.00
Steam		Rmb39.50/GJ	31	98.65
Nitrogen		Rmb70.00/M^3	0.1	8.91
Oxygen		Rmb502.25/M^3	3	18.78
Argon		Rmb600.00/M^3	0.5	15.74
Compressed air		Rmb89.50/M^3	1	100.00
Unused hot water		Rmb5.52/GJ	16	83.37
Product testing service	Market price	—	5	74.82
Transportation service		—	1	99.70
Total	—	—	519	50.38

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

3) sales of products to joint ventures:

Item	Amount *(Rmb million)*	As a percentage of the contractual amount of similar transactions *(%)*
Cold hard coils	1,591	9.00

The above connected transactions of the Company were all settled in cash.

Explanation as to the necessity and continuity of connected transactions: production of steel and iron is on a continuous basis. The Company relies on the supply of raw materials from Angang Holding and its subsidiaries and a portion of products of the Company were sold to Angang Holding and its subsidiaries. Therefore, the above continuing connected transactions are necessary to the smooth operation and production of the Company.

The above connected transactions, as confirmed by the independent non-executive Directors of the Board who are independent of the controlling shareholder, were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms or on the terms not less favourable to the terms offered by independent third parties; or on the terms which are fair and reasonable as far as the shareholders of the Company are concerned if no comparable reference is available; (3) in accordance with the terms of Supply of Materials and Services Agreement which are fair and reasonable and in the interest of the Company and its shareholders as a whole: and (4) in 2007, the total amount of ongoing connected transactions of the Company did not exceed the relevant caps as set out in Supply of Materials and Services Agreement or the relevant caps applicable to such category as approved by the Board (if applicable) and general meeting.

The auditors to the Company have reviewed the above connected transactions and issued a letter to the Board confirming that the above continuing connected transactions (a) have received the approval of the Board; (b) so far as they are aware, there is no instance of non- compliance with provisions of Supply of Materials and Services Agreement; and (c) the actual amounts of such connected transactions did not exceed the relevant caps under the waiver.

(2) Other Connected Transactions

In 2007, the Company disposed certain assets with a value of RMB25 million to Angang Holding Anshan Mining Company. The price of disposal was determined on basis of the market fair value.

In 2007, the Company acquired fixed assets amounting to RMB4 million from Production Coordination Centre of Angang Holding. The price of acquisition was determined on basis of the market value of asset acquisition.

4. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(3) Amounts due to or from related parties of the Company or guarantee provided from related parties to the Company

Unit: Rmb million

	Funds provided to related parties		Funds provided from related parties to the Company	
Related parties	**Amount occurred**	**Balance**	**Amount occurred**	**Balance**
Angang Holding	—	—	—	2,324[Note1]
Total	—	—	—	2,324[Note1]

Note 1: On 26 January 2006, the Company issued 2,970,000,000 new circulating A shares to Angang Holding at a price of Rmb4.29 each as a part of consideration (equivalent to Rmb12,741 million) for the acquisition of the entire equity interests in ANSI. The insufficient part of Rmb6,971 million of the funds will be deferred and paid by way of deferred consideration payment. The deferred consideration payment will be deferred and paid to Angang Holding by three installments on average within three years following the completion date. Interest will be payable on such deferred consideration payment at the rates equivalent to the prevailing interest rates for same terms as quoted by the People's Bank of China and will be payable upon payment of the underlying installment of deferred consideration payment.

As at 31 December 2007, Rmb1.6 billion of the Company's bank loan was guaranteed by Angang Holding.

5. MATERIAL CONTRACTS AND THEIR IMPLEMENTATION

(1) The Company did not enter into any trust, contractual or lease arrangement during the reporting period.

(2) There were no material guarantee granted by the Company at the end of reporting period.

In October 2002, a jointly controlled entity of the Company, ANSC-TKS Dalian, entered into a loan agreement and obtained a long-term loan of Rmb1,080 million (hereafter as "Bank Loan") for the construction of production line. According to the loan agreement, the Company pledged its 50% equity interest in ANSC-TKS Dalian to secure the performance of the obligations of ANSC-TKS Dalian for the Bank Loan.

The Company's obligation of providing security by pledge for the long term equity investment in ANSC-TKS Dalian was released in December 2007.

(3) The Company did not entrust any financial management during the reporting period.

(4) There were no other material contracts entered into by the Company during the reporting period.

6. UNDERTAKINGS OF CONTROLLING SHAREHOLDER

(1) During the reformation of non-tradable shares, Angang Holding, the controlling shareholder of the Company, in addition to the undertakings required under the relevant laws and regulations, has made the following special undertakings in relation to the State-owned Share Reform Plan:

1) The shares held by Angang Holding following the implementation of the State-owned Share Reform Plan will be subject to a trading moratorium of 36 months from the listing date of such shares on the Shenzhen Stock Exchange except for the shares corresponding to the exercise of the warrants by any holder of tradable A shares.

2) For the tradable A shares of the company issued to Angang Holding for the acquisition of the entire equity interests in ANSI, such shares will also be subject to a trading moratorium of 36 months from the day on which the shares are deposited to Angang Holding's account.

3) Angang Holding will maintain a minimum of 60% shareholding in the Company following the completion of the acquisition of the entire equity interests in ANSI till 31 December 2010.

4) Angang Holding will reimburse other shareholders for any loss arising from its failure to fulfill the whole or part of its undertakings.

5) Angang Holding will arrange for the deposit of the relevant shares of the Company as compensation under the State-owned Share Reform Plan with China Securities Depository and Clearing Corporation Limited, Shenzhen Branch to ensure fulfillment of its obligations under such arrangement.

6) Angang Holding will pay for all the costs arising from the implementation of the State-owned Share Reform Plan.

Angang Holding further undertakes that:

"Angang Holding will perform its undertakings on a good faith basis and accepts the liabilities thereunder. Unless the transferee agrees and is eligible and capable to make the undertakings, Angang Holding will not transfer any share held by it."

During the reporting period, none of breach of Angang Holding's undertakings was found.

6. UNDERTAKINGS OF CONTROLLING SHAREHOLDER *(continued)*

(2) Angang Holding made an undertaking to the Company on 25 May 2005 that, following the completion of the acquisition of 100% equity interest in ANSI, will provide a discount equal to 10% of the Average Import Price (as defined below) on the highest amount as determined under the pricing formula for iron concentrate set out in the Supply of Materials and Services Agreement, being 10% of the average import price of iron concentrate reported to the PRC customs in the preceding half-year reported period (the "Average Import Price").The undertaking was expired on 31 December 2007.

During the reporting period, no breach of relevant undertakings by Angang Holding was found.

(3) On 24 October 2007, the Company and Angang Holding entered into the Supply of Materials and Services Agreement (2008-2009), pursuant to which, Basic Price of iron concentrate is "not higher than the average free-on-board import price reported to the PRC Customs for the previous six months ("Average Import Price") plus railway transportation expenses from Bayuquan Port to the Company and adjustment according to grade. Among other things, adjustment according to grade is on the basis of weighted average grade of iron concentrate imported in the previous six months. Price adjustment for every 1% of grade is RMB10/tonne." Angang Holding made the undertaking to give a 5% discount to the maximum price of Average Import Price which was confirmed by Basic Price. The undertaking shall be valid from 1 January 2008 to 31 December 2009.

During the reporting period, none of breach of Angang Holding's undertakings was found.

The 2007 annual general meeting of the Company will be convened on 12 June 2008, details of which and the proposed resolutions are set out in the accompanying notice of the annual general meeting.

KPMG

All Shareholders of Angang Steel Company Limited:

We have audited the accompanying financial statements of Angang Steel Company Limited (the Company), which comprise the balance sheet as at 31 December 2007, the income statement, the statement of changes in equity, the cash flow statement for the year then ended, and notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of these financial statements in accordance with China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People's Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements comply with the requirements of China Accounting Standards for Business Enterprises (2006) issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the financial position of the Company as at 31 December 2007, and the results of operations and the cash flows of the Company for the year then ended.

KPMG Huazhen	Certified Public Accountants Registered in the People's Republic of China
	Zhang Huan
Beijing, the People's Republic of China	Yang Ming
	14 April 2008

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the People's Republic of China.

The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the People's Republic of China.

(Prepared under Accounting Standards for Business Enterprises in the PRC)
At as 31 December 2007
(Expressed in Rmb million)

Assets	*Note*	**2007** **Rmb million**	2006 *Rmb million*
Current assets			
Cash at banks and on hand	6	**7,733**	1,480
Bills receivable	7	**6,083**	1,409
Accounts receivable	8	**932**	676
Prepayments	9	**6,600**	592
Other receivables	10	**66**	68
Inventories	11	**8,701**	7,036
Total current assets		**30,115**	11,261
Non-current assets			
Available-for-sale financial assets	12	**271**	—
Long-term equity investments	13	**885**	654
Fixed assets	14	**32,656**	32,400
Construction in progress	15	**17,115**	8,257
Intangible assets	16	**5,577**	5,681
Deferred tax assets	17	**167**	132
Total non-current assets		**56,671**	47,124
Total assets		**86,786**	58,385

The notes on pages 95 to 168 form part of these financial statements.

(Prepared under Accounting Standards for Business Enterprises in the PRC)
At as 31 December 2007
(Expressed in Rmb million)

Liabilities and shareholders' equity	Note	2007 Rmb million	2006 Rmb million
Current liabilities			
Short-term loans	20	**4,512**	4,580
Bills payable	21	**1,052**	1,338
Accounts payable	22	**1,908**	1,401
Advances from customers	23	**4,569**	3,230
Employee benefits payable	24	**310**	318
Taxes payable	5(4)	**(251)**	(3)
Other payables	25	**2,737**	1,148
Non-current liabilities due within one year	26	**5,138**	5,037
Total current liabilities		**19,975**	17,049
Non-current liabilities			
Long-term loans	27	**12,297**	8,811
Long-term payables	28	**11**	2,324
Employee benefits payable more than one year	29	**146**	—
Deferred tax liabilities	17	**102**	78
Total non-current liabilities		**12,556**	11,213
Total liabilities		**32,531**	28,262
Shareholders' equity			
Share capital	30	**7,235**	5,933
Capital reserve	31	**31,593**	12,847
Surplus reserves	32	**2,981**	2,228
Retained earnings	33	**12,446**	9,115
Total shareholders' equity		**54,255**	30,123
Total liabilities and shareholders' equity		**86,786**	58,385

These financial statements have been approved by the board of directors on 14 April 2008.

Zhang Xiaogang	**Ma Lianyong**	(Company stamp)
Chairman	*Chief Accountant*	

The notes on pages 95 to 168 form part of these financial statements.

(Prepared under Accounting Standards for Business Enterprises in the PRC)
For the year ended 31 December 2007
(Expressed in Rmb million)

	Note	2007 Rmb million	2006 Rmb million
Operating income	34	**65,499**	54,330
Less: Operating costs	35	**48,346**	40,309
Business tax and surcharges	36	**764**	370
Selling expenses		**1,598**	943
Administrative expenses		**3,520**	2,254
Financial expenses	37	**755**	685
Impairment losses on assets	38	**147**	161
Add: Investment income	39	**81**	52
Including: Income from investment in jointly controlled enterprises and associates		**77**	49
Operating profit		**10,450**	9,660
Add: Non-operating income	40	**44**	11
Less: Non-operating expenses	41	**121**	290
Including: Loss from non-current assets disposal		**119**	289
Profit before income tax		**10,373**	9,381
Less: Income tax expense	42	**2,848**	2,378
Net profit for the year		**7,525**	7,003
Earnings per share	52(1)		
Basic earnings per share		**1.120**	1.106
Diluted earnings per share		**1.120**	1.106

These financial statements have been approved by the board of directors on 14 April 2008.

Zhang Xiaogang	**Ma Lianyong**	(Company stamp)
Chairman	*Chief Accountant*	

The notes on pages 95 to 168 form part of these financial statements.

Cash Flow Statement

(Prepared under Accounting Standards for Business Enterprises in the PRC)
For the year ended 31 December 2007
(Expressed in Rmb million)

	Note	2007 Rmb million	2006 Rmb million
Cash flows from operating activities:			
Cash received from sale of goods		**70,531**	58,580
Refund of taxes		**123**	354
Cash received in relation to other operating activities		**6**	5
Sub-total of cash inflows		**70,660**	58,939
Cash paid for goods and services		**(52,255)**	(40,174)
Cash paid to and for employees		**(2,027)**	(1,702)
Cash paid for all types of taxes		**(7,384)**	(5,240)
Other cash paid relating to operating activities		**(1,088)**	(805)
Sub-total of cash outflows		**(62,754)**	(47,921)
Net cash inflow from operating activities	43(1)	**7,906**	11,018
Cash flows from investing activities:			
Cash received from return on investments		**4**	3
Net cash received from the disposal of fixed assets, intangible assets and other long-term assets		**61**	51
Other cash received relating to investing activities		**405**	491
Sub-total of cash inflows		**470**	545
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(18,181)**	(10,538)
Cash paid for acquisition of investments		**(248)**	(354)
Cash paid in relation to the acquisition of ANSI	43(5)	**—**	(1,754)
Sub-total of cash outflows		**(18,429)**	(12,646)
Net cash outflow from investing activities		**(17,959)**	(12,101)

The notes on pages 95 to 168 form part of these financial statements.

(Prepared under Accounting Standards for Business Enterprises in the PRC)
For the year ended 31 December 2007
(Expressed in Rmb million)

	Note	2007 Rmb million	2006 Rmb million
Cash flows from financing activities:			
Cash received from rights issue		**19,978**	—
Cash received from borrowings		**19,122**	13,920
Sub-total of cash inflows		**39,100**	13,920
Cash repayments of borrowings		**(17,917)**	(10,244)
Cash paid for dividends, profits distribution or interest		**(4,797)**	(1,596)
Other cash paid relating to financing activities		**(57)**	(32)
Sub-total of cash outflows		**(22,771)**	(11,872)
Net cash inflow from financing activities		**16,329**	2,048
Effect of foreign exchange rate changes on cash and cash equivalents		**(23)**	—
Net increase in cash and cash equivalents	43(3)	**6,253**	965
Add: Cash and cash equivalents at the beginning of the year		**1,480**	515
Cash and cash equivalents at the end of the year	43(4)	**7,733**	1,480

These financial statements have been approved by the board of directors on 14 April 2008.

Zhang Xiaogang	**Ma Lianyong**	(Company stamp)
Chairman	*Chief Accountant*	

The notes on pages 95 to 168 form part of these financial statements.

Statement of changes in shareholders' equity

(Prepared under Accounting Standards for Business Enterprises in the PRC)
For the year ended 31 December 2007
(Expressed in Rmb million)

	Note	Share capital	Capital reserves	Surplus reserves	Retained earnings	Total
Balance at 31 December 2006		5,933	12,847	2,228	8,832	29,840
Changes in accounting policy	4	—	—	—	283	283
Balance at 1 January 2007		5,933	12,847	2,228	9,115	30,123
Changes in equity for the year						
Net profit for the year		—	—	—	7,525	7,525
Net changes in fair value of available-for-sale financial assets		—	143	—	—	143
Right issues		1,302	18,603	—	—	19,905
Appropriation for surplus reserve		—	—	753	(753)	—
Distribution to shareholders		—	—	—	(3,441)	(3,441)
Balance at 31 December 2007		7,235	31,593	2,981	12,446	54,255
Balance at 31 December 2005		2,963	3,090	1,544	3,744	11,341
Changes in accounting policy	4	—	—	—	119	119
Balance at 1 January 2006		2,963	3,090	1,544	3,863	11,460
Changes in equity for the year						
Net profit for the year		—	—	—	7,003	7,003
Capital injection		2,970	9,753	—	—	12,723
Appropriation for surplus reserve		—	—	684	(684)	—
Distribution to shareholders		—	—	—	(1,067)	(1,067)
Others		—	4	—	—	4
Balance at 31 December 2006		5,933	12,847	2,228	9,115	30,123

These financial statements have been approved by the board of directors on 14 April 2008.

Zhang Xiaogang	**Ma Lianyong**	(Company stamp)
Chairman	*Chief Accountant*	

The notes on pages 95 to 168 form part of these financial statements.

(Expressed in Rmb million unless otherwise indicated)

1. COMPANY STATUS

Angang Steel Company Limited (formerly known as Angang New Steel Company Limited) (the "Company") was formally established on 8 May 1997 as a joint stock limited company.

The Company was established as a joint stock limited company under the Company Law of the People's Republic of China ("PRC"), with Anshan Iron & Steel Group Complex ("Angang Holding") as the sole promoter, pursuant to the approval document Tigaisheng [1997] No.62 "Reply to the Approval of the Establishment of Angang New Steel Company Limited" issued by the State Commission for Economic Restructuring of the PRC. The Company took over the businesses of the Wire Rod Plant, the Thick Plate Plant, and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding. According to the Division Agreement which took effect from 1 January 1997, Angang Holding transferred the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as at 31 December 1996 as its contribution to the Company. The above net assets were converted into 1,319,000,000 shares of the Company of Rmb1.00 each.

The Company issued 890,000,000 foreign invested ordinary shares ("H shares") with a par value of Rmb1.00 each on 22 July 1997 which were subsequently listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company also issued 300,000,000 ordinary A shares with a par value of Rmb1.00 each on 16 November 1997 which were subsequently listed on the Shenzhen Stock Exchange on 25 December 1997.

On 26 January 2006, the Company made an additional issue of 2,970,000,000 ordinary A shares with a par value of Rmb1.00 each at an issue price of Rmb4.29 each to Angang Holding for a total consideration of Rmb12.74 billion. Proceeds of the issue were used to partly finance the acquisition of the entire equity interest in ANSI (see Note 28).

Upon the completion of the entire equity acquisition of ANSI, all the business, assets and liabilities of ANSI were transferred to the Company, and ANSI has applied for deregistration.

According to a special resolution approved by the shareholders in the annual general meeting on 20 June 2006, the Company changed its name from Angang New Steel Company Limited to Angang Steel Company Limited on 29 September 2006 upon the issuance of revised business license.

The company proposed to issue A shares and H rights shares to all shareholders with 5,932,985,697 outstanding shares on the basis of 2.2 Rights Shares for every 10 existing Shares in October 2007. The subscription price for A shares and H shares is Rmb15.40 per share and HKD15.91 respectively. The entitlements to the Rights Shares under the Share Rights Issue represent a total of 1,301,822,150 shares, including 1,106,022,150 A shares ordinary share, and the remaining 195,800,000 H shares. The new shares are listed for trade on Shenzhen Stock Exchange and The Stock Exchange of Hong Kong Limited on 25 October 2007 and 14 November 2007 respectively. The Company had obtained the revised business license on 31 March 2008.

The Company is principally engaged in ferrous metal smelting and steel pressing and processing.

2. BASIS OF PREPARATION

These financial statements have been translated into English from the Company's financial statements issued in Chinese.

(1) Statement of compliance

The financial statements have been prepared in accordance with the requirements of the China Accounting Standards for Business Enterprises (2006) ("New Standards") issued by the Ministry of Finance ("MOF"). These financial statements present truly and completely the financial position, the results of operations and the cash flows of the Company.

These financial statements also comply with the disclosure requirements of "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 15: General Requirements for Financial Reports" revised by the China Securities Regulatory Commission ("CSRC") in 2007.

(2) Accounting year

The accounting year of the Company is from 1 January to 31 December.

(3) Measurement basis

The measurement basis used in the preparation of the financial statements is historical cost basis except available-for-sale financial assets (see note 3(8)).

(4) Functional currency and presentation currency

The Company's functional currency is renminbi. These financial statements are presented in renminbi.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1) Translation of foreign currencies

When the Company receives capital in foreign currencies from investors, the capital is translated to renminbi at the spot exchange rate on the date of the receipt. Other foreign currency transactions are, on initial recognition, translated to renminbi at the spot exchange rates on the dates of the transactions.

A spot exchange rate is an exchange rate quoted by the People's Bank of China.

Monetary items denominated in foreign currencies are translated to renminbi at the spot exchange at the balance sheet date. The resulting exchange differences are recognised in profit or loss, except those arising from the principals and interests on foreign currency borrowings specifically for the purpose of acquisition, construction of qualifying assets (see note 3(14)). Non-monetary items denominated in foreign currencies that are measured at historical cost are translated to renminbi using the foreign exchange rate at the transaction date. Non-monetary items denominated in foreign currencies that are measured at fair value are translated using the foreign exchange rate at the date the fair value is determined; the exchange differences are recognised in profit or loss, except for the differences arising from the translation of available-for-sale financial assets, which is recognised in capital reserve.

(2) Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments, which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(3) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost of inventories comprises all costs of purchase, costs of conversion and other costs. Inventories are initially measured at their actual cost. Cost of inventories is calculated using the weighted average and specific identification method. In addition to the purchasing cost of raw materials, work in progress and finished goods include direct labor costs and an appropriate allocation of production overheads.

Except spare parts, any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(3) Inventories *(continued)*

Reusable materials such as low-value consumables, packaging materials and other reusable materials are amortised in full when received for use, in proportion to the amount consumed or in two equal installments when they are first used and when they have been used up) depending on their nature. The amounts of the amortization are included in the cost of the related assets or profit or loss.

The Company maintains a perpetual inventory system.

(4) Long-term equity investments

(a) Investment in jointly controlled enterprises and associates

A jointly controlled enterprise is an enterprise which operates under joint control in accordance with a contractual agreement between the Company and other parties. Joint control is the contractual agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing the control.

An associate is an enterprise over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but is not control or joint control over those policies.

An investment in a jointly controlled enterprise or an associate is accounted for using the equity method, unless the investment is classified as held for sale. The investment is classified as held for sale when the Company has made a decision and signed a non-cancellable agreement on the transfer of the investment with the transferee, and the transfer is expected to be completed within one year. The investment held for sale is measured at the lower of its carrying amount and fair value less costs to sell. Any excess of its carrying amount over fair value less costs to sell is recognised as a provision for impairment loss of the investment.

At year-end, the Company makes provision for impairment loss of investments in jointly controlled enterprises and associates (see note 3(7)).

An investment in a jointly controlled enterprise or an associate is initially recognised at actual payment cost if the Company acquires the investment by cash.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(4) Long-term equity investments *(continued)*

(a) Investment in jointly controlled enterprises and associates *(continued)*

The Company makes the following accounting treatments when using the equity method:

— Where the initial investment cost of a long-term equity investment exceeds the Company's interest in the fair value of the investee's identifiable net assets at the time of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Company's interest in the fair value of the investee's identifiable net assets at the time of acquisition, the investment is initially recognised at the investor's share of the fair value of the investee's identifiable net assets, and the difference is charged to profit or loss.

— After the acquisition of the investment, the Company recognises its share of the investee's net profits or losses as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Company.

The Company recognises its share of the investee's net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Company based on the fair values of the investee's individual separately identifiable assets at the time of acquisition. Unrealised profits and losses resulting from transactions between the Company and its associates or jointly controlled enterprises are eliminated for the part attributable to the Company calculated based on its share of the associates or jointly controlled enterprises. Unrealised losses resulting from transactions between the Company and its associates or jointly controlled enterprises are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

— The Company discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Company's net investment in the associate or the jointly controlled enterprise is reduced to zero, except to the extent that the Company has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled enterprise, the Company resumes recognising its share of those profits only after its share of the profits exceeds the share of losses not recognised.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(4) Long-term equity investments *(continued)*

(b) Other long-term equity investments

Other long-term equity investments refer to investments for which the Company does not have the right to control, have joint control or exercise significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

Such investments are initially recognised at the cost determined in accordance with the same principles as those for jointly controlled enterprises and associates, and then accounted for using the cost method. At year-end the Company makes provision for impairment losses on such investments (note 3(8)).

(5) Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Company for use in the production of goods, supply of services or for operation and administrative purposes with useful lives over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 3(7)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 3(7)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labor, capitalised borrowing costs (see note 3(14)), and any other costs directly attributable to bringing the asset to working condition for its intended use.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Company in different patterns thus necessitating use of different depreciation rates or methods, they are recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(5) Fixed assets and construction in progress *(continued)*

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives, residual value rates of each class of fixed assets are as follows:

	Estimated useful-life	Estimated residual value rate
Plants and buildings	10 to 20 years	3% - 5%
Machinery and equipment	6 to 15 years	3% - 5%
Other fixed assets	2 to 12 years	3% - 5%

Useful lives, residual values and depreciation methods are reviewed at at least each year-end.

(6) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 3(7)). For an intangible asset with finite useful life, its cost less residual value and impairment loss is amortised on the straight-line method over its estimated useful life. The respective amortisation periods for each intangible assets are as follows:

	Amortisation period
Land use rights	50 years
Acquired software	3 to 10 years
Industrial technology	6 to 10 years

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the period over which the asset is expected to generate economic benefits for the Company. At the balance sheet date, the Company doesn't have any intangible assets with indefinite useful lives.

Expenditures on an internal research and development project are classified into expenditures on the research phase and expenditures on the development phase. Research is original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Development is the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products or processes before the start of commercial production or use.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(6) Intangible assets *(continued)*

Expenditures on research phase are recognised in profit or loss when incurred. Expenditures on development phase are capitalised if development costs can be measured reliably, the product or process is technically and commercially feasible, and the Company intends to and has sufficient resources to complete development. Capitalised development costs are stated at cost less impairment losses (see note 3(7)). Other development expenditures are recognised as expenses in the period in which they are incurred.

(7) Impairment of non-financial long-term assets

The carrying amounts of the following assets are reviewed at each balance sheet date based on the internal and external sources of information to determine whether there is any indication of impairment:

— fixed assets

— construction in progress

— intangible assets

— investments in associates and jointly controlled enterprises

If any indication exists that an asset may be impaired, recoverable amount of the asset is estimated.

An asset group is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or asset groups. An asset group is composed of assets directly relating to cash-generation. Identification of an asset group is based on whether major cash inflows generated by the asset group are largely independent of the cash inflows from other assets or asset groups. In identifying an asset group, the Company also considers how management monitors the Company's operations and how management makes decisions about continuing or disposing of the Company's assets.

The recoverable amount of an asset, asset group or set of asset groups is the higher of its fair value less costs to sell and its present value of expected future cash flows.

An asset's fair value less costs to sell is the amount determined by the price of a sale agreement in an arm's length transaction, less the costs that are directly attributable to the disposal of the asset. The present value of expected future cash flows of an asset is determined by discounting the future cash flows, estimated to be derived from continuing use of the asset and from its ultimate disposal, to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(7) Impairment of non-financial long-term assets *(continued)*

An impairment loss is recognised if the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in profit or loss and a provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset group or a set of asset groups reduce the carrying amount of the other assets in the asset group or set of asset groups on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

An impairment loss is not reversed in subsequent periods.

(8) Financial instruments

Financial instruments comprise cash at bank and on hand, investments in equity securities other than long-term equity investments, receivables, payables, loans and borrowings and share capital, etc.

(a) Recognition and measurement of financial assets and financial liabilities

A financial asset or financial liability is recognised in the balance sheet when the Company becomes a party to the contractual provisions of a financial instrument.

The Company classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets or assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any attributable transaction costs are included in their initial costs. Subsequent to initial recognition financial assets and liabilities are measured as follows:

— Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Subsequent to initial recognition, receivables are subsequently stated at amortised cost using the effective interest method. But if the effect of discounting to present value is not significant, it is measured at cost less bad debts provision (see note 3(8) b).

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(8) Financial instruments *(continued)*

(a) Recognition and measurement of financial assets and financial liabilities *(continued)*

— Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated upon initial recognition as available for sales and other financial assets which do not fall into any of the above categories.

An investment in equity instrument which does not have a quoted market price in an active market and whose fair value cannot be reliably measured is measured at cost subsequent to initial recognition.

Besides investments in equity instruments whose fair value cannot be measured reliably as described above, subsequent to initial recognition, other available-for-sale financial assets are measured at fair value and changes therein, except for impairment losses and foreign exchange gains and losses from monetary financial assets, which are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is removed from equity and recognised in profit or loss.

— Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Among other financial liabilities, financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Company issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingent liabilities (see note 3(11)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(8) Financial instruments *(continued)*

(b) Impairment of financial assets

The carrying amounts of financial assets (other than those at fair value through profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

— Receivables

Receivables are assessed for impairment both on an individual basis and on a collective group basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

The assessment is made collectively where receivables share similar credit risk characteristics (including those having not been individually assessed as impaired), based on their historical loss experiences, and adjusted by the observable figures reflecting present economic conditions.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss will not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(8) Financial instruments *(continued)*

(b) Impairment of financial assets *(continued)*

— Available-for-sale financial assets and other long-term equity investments

Available-for-sale financial assets and other long-term equity investments are assessed for impairment on an individual basis.

When an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that has been recognised directly in equity is removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.

If, after an impairment loss has been recognised on an available-for-sale debt instrument, the fair value of the debt instrument increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. An impairment loss recognised for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss.

For other long-term equity investments (see note 3(4)(b)), the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

(c) Determination of fair values

If there is an active market for a financial asset or financial liability, the quoted price in the active market without adjusting for transaction costs that may be incurred upon future disposal or settlement is used to establish the fair value of the financial asset or financial liability. For a financial asset held or a financial liability to be assumed, the quoted price is the current bid price and, for a financial asset to be acquired or a financial liability assumed, it is the current asking price.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties; reference to the current fair value of another instrument that is substantially the same and discounted cash flow analysis. The Company calibrates the valuation technique and tests it for validity periodically.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(8) Financial instruments *(continued)*

(d) Derecognition of financial assets and financial liabilities

A financial asset is derecognised if the Company's contractual rights to the cash flows from the financial asset expire or if the Company transfers substantially all the risks and rewards of ownership of the financial asset to another party.

Where a transfer of a financial asset in its entirely meets the criteria of the derecognition, the difference between the two amounts below is recognised in profit or loss:

— carrying amount of the financial asset transferred

— the sum of the consideration received from the transfer and any cumulative gain or loss that has been recognised directly in shareholders' equity.

The Company derecognises a financial liability (or part of it) only when the underlying present obligation (or part of it) is discharged.

(e) Equity instrument

An equity instrument is a contract that proves the ownership interest of the assets after deducting all liabilities in the Company.

The consideration received from the issuance of equity instruments net of transaction costs is recognised in share capital and capital reserve.

Consideration and transaction costs paid by the Company for repurchasing its own equity instrument are deducted from shareholders' equity.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (continued)

(9) Employee benefits

Employee benefits are all forms of considerations given and other related expenditures incurred in exchange for services rendered by employees. Except for termination benefits, employee benefits are recognised as a liability in the period in which the associated services are rendered by employees, with a corresponding increase in cost of relevant assets or expenses in the current period.

(a) Retirement benefits

Pursuant to the relevant laws and regulations of the PRC, the Company has joined a defined contribution basic retirement scheme for the employees arranged by local Labour and Social Security Bureaus. The Company makes contributions to the retirement scheme at the applicable rates based on the amounts stipulated by the government organisation. The contributions are charged to profit or loss or are recognized as cost of assets on an accrual basis. When employees retire, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees. The Company does not have any other obligations in this respect.

(b) Housing fund and other social insurances

Besides the retirement benefits, pursuant to the relevant laws and regulations of the PRC, the Company has joined defined social security contributions for employees, such as a housing fund, basic medical insurance, unemployment insurance and injury insurance . The Company makes contributions to the housing fund and other social insurances mentioned above at the applicable rate(s) based on the employees' salaries. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

(c) Termination benefits

When the Company terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied:

— The Company has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly;

— The Company is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(10) Income tax

Current tax expense and deferred tax are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax expense is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, which include the deductible losses and tax credits carryforward to subsequent periods. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or tax loss).

At the balance sheet date, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is realised or the liability is settled in accordance with tax laws.

(11) Provisions and contingent liabilities

A provision is recognised if, as a result of a past event, the Company has a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

In terms of a possible obligation resulting from a past transaction or event, whose existence will only be confirmed by the occurrence or non-occurrence of uncertain future events or a present obligation resulting from a past transaction or event, where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow can not be estimated reliably, the possible or present obligation is disclosed as a contingent liability.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(12) Revenue recognition

Revenue is the gross inflow of economic benefit in the periods arising in the course of the Company's ordinary activities when the inflows result in increase in shareholder's equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Company, the revenue and costs can be measured reliably and the following respective conditions are met:

(a) Sale of goods

Revenue from sale of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

— The significant risks and rewards of ownership of goods have been transferred to the buyer

— The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Revenue from the sale of goods is measured at the fair value of the considerations received or receivable under the sales contract or agreement.

(b) Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

Where the outcome of rendering of services cannot be estimated reliably, if the costs incurred are expected to be recoverable, revenues are recognised to the extent that the costs incurred that are expected to be recoverable, and an equivalent amount is charged to profit or loss as service cost; if the costs incurred are not expected to be recoverable, the costs incurred are recognised in profit or loss and no service revenue is recognised.

(c) Interest income

Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(13) Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Company at no consideration except for the capital contribution from the government as a shareholder of the Company. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve" are dealt with as capital contributions, and not regarded as government grants.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions associated with the grant.

If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant that compensates the Company for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Company for expenses incurred is recognised in profit or loss immediately.

(14) Borrowing costs

Borrowing costs incurred directly attributable to the acquisition, construction of a qualifying asset are capitalised as part of the cost of the asset.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

In the capitalisation period, the amount of interest (including amortisation of any discount or premium on borrowing) to be capitalised in each accounting period is determined as follows:

— Where funds are borrowed specifically for the acquisition, construction of a qualifying asset, the amount of interest to be capitalised is the interest expense calculated using effective interest rates during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset.

— Where funds are borrowed generally and used for the acquisition, construction of a qualifying asset, the amount of interest to be capitalised on such borrowings is determined by applying a capitalisation rate to the weighted average of the excess amounts of cumulative expenditures on the asset over the above amounts of specific borrowings. The capitalisation rate is the weighted average of the interest rates applicable to the general-purpose borrowings.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(14) Borrowing costs *(continued)*

The effective interest rate is determined as the rate that exactly discounts estimated future cash flow through the expected life of the borrowing or, when appropriate, a shorter period to the carrying amount of the borrowings.

The capitalisation period is the period from the date of commencement of capitalisation of borrowing costs to the date of cessation of capitalisation, excluding any period over which capitalisation is suspended. Capitalisation of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities of acquisition, construction or production that are necessary to prepare the asset for its intended use or sale are in progress, and ceases when the assets become ready for their intended use or sale. Capitalisation of borrowing costs is suspended when the acquisition, construction activities are interrupted abnormally and the interruption lasts over three months.

(15) Dividends appropriated to investors

Dividends or distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date but disclosed in the notes separately.

(16) Related parties

If the Company has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where the Company and one or more parties are subject to common control, jointly control, or significant influence from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Company. The Company's related parties include, but are not limited to:

(a) the Company's parent;

(b) enterprises that are controlled by the Company's parent;

(c) investors that have joint control over the Company;

(d) investors that exercise significant influence over the Company;

(e) joint ventures of the Company;

(f) associates of the Company;

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(16) Related parties *(continued)*

(g) principal individual investors and close family members of such individuals;

(h) key management personnel of the Company and close family members of such individuals;

(i) key management personnel of the Company's parent;

(j) close family members of key management personnel of the Company's parent; and

(k) other enterprises that are controlled, jointly controlled or significantly influenced by principal individual investors, key management personnel of the Company, and close family members of such individuals.

Besides the related parties stated above determined in accordance with the requirements of New Standards, the following enterprises and individuals are considered as (but not restricted to) related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

(l) enterprises that hold 5% or more of the Company's shares or persons that act in concert;

(m) individuals who directly or indirectly hold 5% or more of the Company's shares and close family members of such individuals;

(n) enterprises that satisfy any of the aforesaid conditions in (a), (b) and (l) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(o) individuals who satisfy any of the aforesaid conditions in (h), (i) and (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(p) enterprises, other than the Company and subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (h), (i), (m) or (o), or in which such individual assumes the position of a director or senior executive.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(17) Segment reporting

Segment information is presented in respect of the Company's business and geographical segments. A business segment is a distinguishable component of the Company that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other component. A geographical segment is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment, which is subject to risks and rewards that are different from those of other segments.

(18) Significant accounting estimates and judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Note 45 contain information about the assumptions and their risk factors relating to fair value of financial instruments. Other key sources of estimation uncertainty are as follows:

(a) Impairment of receivables

As described in Note 3(8)(b), receivables that are measured at amortisation cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided. Objective evidence of impairment includes observable data that comes to the attention of the Company about loss events such as a significant decline in the estimated future cash flow of an individual debtor or the portfolio of debtors, and significant changes in the financial condition that have an adverse effect on the debtor. If there is an indication that there has been a change in the factors used to determine the provision for impairment, the impairment loss recognised in prior years is reversed.

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

(18) Significant accounting estimates and judgments *(continued)*

(b) Impairment of non-financial long-term assets

As described in Note 3(7), non-financial long-term assets are reviewed at each balance sheet date to determine whether the carrying amount exceeds the recoverable amount of the assets. If any such indication exists, impairment loss is provided.

The recoverable amount of an asset (asset group) is the greater of its net selling price and its present value of expected future cash flows. Since a market price of the asset (the asset group) cannot be obtained reliably, the fair value of the asset cannot be estimated reliably. In assessing value in use, significant judgements are exercised over the asset's production, selling price, related operating expenses and discounting rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling price and related operating expenses based on reasonable and supportable assumption.

(c) Depreciation and amortisation

As described in Note 3(5) and 3(6), fixed assets and intangible assets are depreciated and amortised using the straight-line method over their estimated useful lives after taking into account residual value. The estimated useful lives are regularly reviewed to determine the depreciation and amortisation costs charged in each reporting period. The estimated useful lives are determined based on historical experiences of similar assets and the estimated technical changes. If there is an indication that there has been a change in the factors used to determine the depreciation or amortisation, the amount of depreciation or amortisation is revised.

4. CHANGES IN ACCOUNTING POLICIES

(1) Changes in accounting policies and their effects

The Company adopted New Standards on 1 January 2007. The significant accounting policies applicable to the Company under New Standards are summarised in Note 3.

The Company has issued H shares, and the financial statements in prior years were reported by using the applicable PRC accounting regulations and the International Financial Reporting Standards ("IFRSs"). Pursuant to the requirements of the Q&A No.1 in China Accounting Standards Bulletin No.1 (CAS Bulletin 1) issued by the MOF in November 2007, the Company, at the date of first-time adoption, made retrospective adjustments based on the following principles.

Where the principles stipulated in New Standards differ from those of the applicable PRC accounting regulations, and these principles in New Standards are same as those adopted by the Company in preparing the financial statements in accordance with IFRSs in prior years, the Company made retrospective adjustments to those items affected by the changes in accounting policies due to the first-time adoption of New Standards , based on the information used in preparing the financial statements in accordance with IFRSs. In addition, the Company made retrospective adjustments to other items in accordance with the requirements of "CAS 38 — First-time Adoption of CAS" (CAS 38) and CAS Bulletin 1.

Except for the retrospective adjustments described in item (a), (d) and (f), which were made in accordance with the requirements of CAS 38 and CAS Bulletin 1, no other retrospective adjustments resulted from the changes in accounting policies.

Upon the adoption of New Standards, the Company's significant accounting policies changed as follows:

(a) Investments in jointly controlled enterprises

Investments in jointly controlled enterprises were accounted for on a proportionate consolidation basis before 1 January 2007 in the consolidated financial statements. Such investments are now accounted for using the equity method. Under the revised equity method, the inter-company unrealized profit or loss should be eliminated before recognizing its share of the jointly controlled enterprises' and associate's net profits or losses as investment income or losses.

The Company does not need to prepare consolidation financial statement as a result of the changes in accounting policy. At 1 January 2007, the Company had made retrospective adjustment on the above inter-company unrealized profit and adjusted the relevant items in the comparative figures in year 2006 financial statements.

(Expressed in Rmb million unless otherwise indicated)

4. CHANGES IN ACCOUNTING POLICIES *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(b) Financial instruments

Before 1 January 2007, financial assets, financial liabilities and equity instruments were measured at historical costs. As of 1 January 2007, they are now measured at fair value, amortisation cost or cost according to the classification based on the principle in Note 3(8).

The Company did not hold such material financial instruments which need retrospective adjustment on accounting policies changes on 1 January 2007.

(c) Reversal of impairment loss of non-financial long-term assets

Before 1 January 2007, for an asset, such as a long-term equity investment, fixed asset, construction in progress, intangible asset, if there is an indication that there has been a change in the factors used to determine the provision for impairment and as a result the estimated recoverable amount is greater than its carrying amount, the impairment loss recognised in prior years was to be reversed. The impairment loss is reversed only to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. As of 1 January 2007, such impairment loss is no longer permitted to be reversed.

No retrospective adjustment has been made by the Company for the above change of accounting policy on asset impairment.

(d) Income tax

Before 1 January 2007, income tax was previously accounted for using tax payable method. As of 1 January 2007, it is accounted for using the liability method.

On 1 January 2007, deferred taxes arising from temporary differences between the carrying amounts and the tax bases of assets and liabilities were retrospectively adjusted. The relevant 2006 comparative items have been adjusted accordingly.

(e) Government grants

Before 1 January 2007, a government grant related to an asset (excluding capital contribution from the government) was recognised in capital reserve once it complied with the conditions associated. As of 1 January 2007, such government grant is recognised initially as deferred income and recognised in profit or loss on a straight-line basis over the useful life of the asset.

As the amount of government grant was not significant in previous year, no retrospective adjustment has been made by the Company for the above change of accounting policy on government grants.

4. CHANGES IN ACCOUNTING POLICIES *(continued)*

(1) Changes in accounting policies and their effects *(continued)*

(f) Borrowing costs

Before 1 January 2007, borrowing costs on funds borrowed for general purposes and used for the acquisition or construction of fixed assets, and borrowing costs on parts of the funds borrowed specifically for the acquisition or construction of fixed assets which have not been put into use (less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset), and borrowing costs on the funds borrowed and used for the acquisition or construction of intangible assets, were recognised in profit or loss when incurred. As of 1 January 2007, such borrowing costs are now capitalised as part of the cost of assets, when certain conditions are satisfied.

On 1 January 2007, the capitalized borrowing costs were retrospectively adjusted. The relevant 2006 comparative items have been adjusted accordingly.

(g) Staff welfare

Before 1 January 2007, the Company accrued staff welfare based on 14% of the total salaries. As of 1 January 2007, they are measured based on the Company's actual conditions and employee benefit plan.

Before 1 January 2007, there is no difference between the actual expenses and the accrued staff welfare. On 1 January 2007, the Company transferred all the balance of staff welfare to employee benefits payable and paid out the above mentioned amount.

(Expressed in Rmb million unless otherwise indicated)

4. CHANGES IN ACCOUNTING POLICIES *(continued)*

(2) Effects of the above changes in accounting policies on the Company's net profit and shareholders' equity for 2006 and prior years are summarised as follows:

	Note	2006 Net profit	2006 Closing balance of shareholders' equity	2006 Opening balance of shareholders' equity
Net profit and shareholders' equity before adjustments		6,839	29,840	11,341
General borrowing costs capitalised	4(1)(f)	168	235	67
Income tax	4(1)(d)	(10)	54	64
Unrealized inter-company profit	4(1)(a)	6	(6)	(12)
Total		164	283	119
Net profit and shareholders' equity after adjustments		7,003	30,123	11,460

(Expressed in Rmb million unless otherwise indicated)

4. CHANGES IN ACCOUNTING POLICIES *(continued)*

(3) Affected assets and liabilities items in the balance sheet as at 31 December 2006

	Note	Before adjustments	Adjustments	After adjustments
Long-term equity investments	4(1)(a)	660	(6)	654
Fixed assets	4(1)(f)*	32,472	(72)	32,400
Construction in progress	4(1)(f)	8,135	122	8,257
Intangible assets	*	5,496	185	5,681
Deferred tax assets	4(1)(d)	—	132	132
Accrued payroll	*	212	(212)	—
Staff welfare payable	*	61	(61)	—
Employee benefits payable	*	—	318	318
Taxes payable	*	(12)	9	(3)
Other payables	*	1,202	(54)	1,148
Deferred tax liabilities	4(1)(d)	—	78	78

Affected income and expenses items in the income statement for the year ended 31 December 2006

	Note	Before adjustments	Adjustments	After adjustments
Sales from principal activities	*	54,199	(54,199)	—
Other operating income	*	47	(47)	—
Operating income	4(1)(a)*	—	54,330	54,330
Cost of sales	*	40,957	(40,957)	—
Other operating cost	*	35	(35)	—
Operating costs	4(1)(a)(f)	—	40,309	40,309
Administrative expenses	*	1,518	736	2,254
Financial expenses	4(1)(f)	871	(186)	685
Impairment losses on assets	*	—	161	161
Non-operating expenses	*	408	(118)	290
Income tax expense	4(1)(d)	2,368	10	2,378

* Apart from the retrospective adjustments made on relevant items in the balance sheet as at 31 December 2006 and the income statement for the year then ended 31 December 2006 described in Note 4(1), certain items in the comparative figures of 2006 have been reclassified to conform with the requirements of CAS 38.

5. TAXATION

(1) The types of taxes applicable to the Company's sale of goods and rendering of services include business tax and value added tax (VAT). Their tax rates are as follows:

Business tax rate:	5%
VAT rate:	17%

(2) Income tax

The income tax rate applicable to the Company for the year is 33% (2006: 33%).

(a) Pursuant to Caishuizi (2006) No.88 issued by the Ministry of Finance and State Administration of Taxation on 8 September 2006, the Company enjoyed tax exemption relating to enterprise research and development cost amounting to Rmb1,372 million (2006: Rmb1,143 million).

(b) Pursuant to Caishuizi (94) No. 001 issued by the Ministry of Finance and State Administration of Taxation on 29 March 1994, the company enjoyed tax exemption relating to the outputs from environmental protection facilities amounting to Rmb441 million (2006: Rmb504 million).

(c) Pursuant to Guoshuifa (2000) No.13 issued by the State Administration of Taxation on 17 January 2000, the Company enjoyed tax exemption relating to investment in technical development of domestic-produced machinery amounting to Rmb17 million (2006: Rmb163 million).

Effective from 1 January 2008, the applicable income tax rate for the Company will be 25%.

(3) Others

The Company is subject to surcharges, including city construction and maintenance tax, education surcharge and local education surcharge, which are computed based on 7%, 3% and 1% of net VAT payable and business taxes.

(4) Taxes payable

	2007 ***Rmb million***	2006 *Rmb million*
VAT (deductible)/payable	**(426)**	236
Income tax payable/(refundable)	**102**	(261)
Individual income tax payable	**6**	7
City construction and maintenance tax payable	**31**	5
Education surcharge payable	**13**	2
Others	**23**	8
Total	**(251)**	(3)

(Expressed in Rmb million unless otherwise indicated)

6. CASH AT BANK AND ON HAND

	2007			2006		
	Original currency *million*	**Exchange rate**	**Rmb/Rmb equivalent *million***	Original currency *million*	Exchange rate	Rmb/Rmb equivalent *million*
Cash on hand						
Renminbi			**1**			1
Cash at bank						
Renminbi			**7,672**			1,479
HK Dollars	**64**	**0.936**	**60**			—
			7,733			1,480

As at 31 December 2007, a deposit of Rmb1,878 million (2006: Rmb1,449 million) was placed with Angang Group Financial Company Limited ("Angang Finance").

As at 31 December 2007, HKD64 million (2006: nil) was deposited overseas, the equivalent amount is Rmb60 million(2006: nil).

7. BILLS RECEIVABLE

All bills receivable held by the Company are bank acceptance bills which have not been pledged and due within 6 months.

At 31 December 2007, the Company's outstanding undue endorsed and discounted bills (with recourse) amounted to Rmb443 million, all of which are due by 30 June 2008.

For the current year, there is no acceptance bills transferred to accounts receivable due to non-performance of the issuers.

No amount due from shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of bills receivable.

8. ACCOUNTS RECEIVABLE

(1) Accounts receivable by customer type:

	2007		2006	
	Rmb million	**%**	*Rmb million*	%
Subsidiaries of Angang Holding	**520**	**56**	328	49
Other related parties	**—**	**—**	157	23
Third parties	**412**	**44**	191	28
Subtotal	**932**	**100**	676	100
Less: Bad debts provision	**—**	**—**	—	—
Totals	**932**	**100**	676	100

No amount due from shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of accounts receivable.

At 31 December 2007, the total amounts of accounts receivable due from the Company's biggest five debtors are as follows:

	2007	2006
Amount *(Rmb million)*	**839**	647
Years past due	**Within 1 year**	Within 1 year
Percentage of total accounts receivable	**90%**	96%

8. ACCOUNTS RECEIVABLE *(continued)*

(2) The ageing analysis of Accounts receivable is as follows:

	2007		2006	
	Rmb million	**%**	*Rmb million*	%
Within 1 year (inclusive)	**928**	**100**	672	100
1 and 2 years (inclusive)	**1**	**—**	1	—
2 and 3 years (inclusive)	**1**	**—**	1	—
Over 3 years	**2**	**—**	2	—
Subtotal	**932**	**100**	676	100
Less: Bad debt provision	**—**	**—**	—	—
Total	**932**	**100**	676	100

The ageing is counted starting from the date accounts receivable is recognised.

As at 31 December 2007, the management considers that major accounts receivable can be recovered, and the debtors have repayment capabilities, so proportion of bad debt provision is low.

During the year, the Company had no individually significant recovery of accounts receivable which a full provision or a significant provision was made in previous years.

9. PREPAYMENTS

(1) Prepayments by supplier type:

	2007		2006	
	Rmb million	**%**	*Rmb million*	%
Subsidiaries of Angang Holding	**4,583**	**69**	380	64
Third parties	**2,017**	**31**	212	36
Total	**6,600**	**100**	592	100

No amount due from shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of prepayments.

At 31 December 2007, prepayment for project and equipment amounted to Rmb5,500 million. At 31 December 2006, the prepayment for project and equipment which were recorded in Construction in Progress amounted to Rmb4,107 million.

9. PREPAYMENTS *(continued)*

(1) Prepayments by supplier type: *(continued)*

At 31 December 2007, an analysis of individual prepayments that are 30% or more of the total amount is as follows:

Debtors	Reason for prepayment	Balance *Rmb million*	Percentage of the Company's ending balance
Angang Group International Trade Corporation ("Angang Trade")	construction equipment and raw materiels	3,657	55%

(2) The ageing analysis of prepayments is as follows:

	2007 *Rmb million*	**%**	2006 *Rmb million*	%
Within 1 year (inclusive)	**6,597**	**99**	587	99
1 and 2 years (inclusive)	**3**	**1**	5	1
Subtotal	**6,600**	**100**	592	100
Less: provision for bad and doubtful debts	**—**	**—**	—	—
Total	**6,600**	**100**	592	100

The ageing is counted starting from the date prepayments is recognised.

The prepayments over one year are prepaid for spare parts with long procurement cycle.

10. OTHER RECEIVABLES

(1) Other receivables by customer type:

	2007		2006	
	Rmb million	**%**	*Rmb million*	%
Third parties	**66**	**100**	68	100
Less: Bad debt provision	**—**	**—**	—	—
Total	**66**	**100**	68	100

No amount due from shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of other receivables.

At 31 December 2007, the total amount of other receivables due from the Company's biggest five debtors were as follows:

	2007	2006
Amount *(Rmb million)*	**65**	67
Years past due	**1 and 3 years**	1 and 2 years
Percentage of total other receivables	**98%**	99%

(2) The ageing analysis of other receivables is as follows:

	2007		2006	
	Rmb million	**%**	*Rmb million*	%
Within 1 year (inclusive)	**6**	**9**	18	26
1 and 2 years (inclusive)	**10**	**15**	50	74
2 and 3 years (inclusive)	**50**	**76**	—	—
Total	**66**	**100**	68	100

10. OTHER RECEIVABLES *(continued)*

(2) The ageing analysis of other receivables is as follows: *(continued)*

The ageing is counted starting from the date of recognition of other receivables.

As at 31 December 2007, the proposed investment to Heilongjiang Longmei Mining Group amounting Rmb60 million (2006: Rmb60 million). The re-organisation of Heilongjiang Longmei Mining Group is still under way. Pursuant to the "Investment Re-arrangement Agreement" and the informal communication between the Company and Longmei Mining Group Organising Office, the investment can offset the coal purchase amount if the re-organisation could not succeed as scheduled. As result, the proposed investment is free from impairment risk.

As at 31 December 2007, the management considers that most of the other receivables can be recovered, and the debtors have repayment capabilities, so proportion of bad debt provision is low.

During the year, the Company had no individually significant recovery of other receivables which a full provision or a significant provision was made in previous years.

11. INVENTORIES

(1) An analysis of the movements of inventories for the year is as follows:

	Opening balance at the beginning of the year *Rmb million*	Addition during the year *Rmb million*	Reduction during the year *Rmb million*	Closing balance at the ending of the year *Rmb million*
Raw materials	1,741	40,261	(39,400)	2,602
Work in progress	1,315	47,247	(46,826)	1,736
Finished goods	2,164	46,826	(47,129)	1,861
Consumables	765	981	(859)	887
Spare parts	1,119	2,316	(1,761)	1,674
Materials in transit	19	43,013	(43,016)	16
Subtotal	7,123	180,644	(178,991)	8,776
Less: Provision for diminution in value of inventories	87	36	(48)	75
Total	7,036	180,608	(178,943)	8,701

At the year end, there are no inventories pledged as security (2006: nil).

11. INVENTORIES *(continued)*

(2) An analysis of provision for diminution in value of inventories is as follows:

	Opening balance at the beginning the year *Rmb million*	Provision made for of the year *Rmb million*	Written off during the year *Rmb million*	Closing balance at the end of the year *Rmb million*
Spare parts	48	36	(48)	36
Consumables	39	—	—	39
Total	87	36	(48)	75

All of the above inventories are either purchased or manufactured by the Company.

The company writes off the provisions for spare parts made in previous year when those spare parts consumed, and newly made provisions for spare parts due to renovating and rebuilding production line.

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2007	2006
Available-for-sale equity instrument	**271**	—

On 23 March 2007, the Company subscribed 10 million A share common stock of Zhuzhou Smelter Company Ltd through non-public offering. The issuance price is Rmb 8.10 per share. The Company hold 1.9 % interest in Zhuzhou Smelter Company Ltd, the restriction period for selling the shares in circulation is until 1 April 2008. As at 31 December 2007, the fair value of this equity instrument is determined based on the quoted price of A share of Zhuzhou Smelter Company Ltd.

13. LONG-TERM EQUITY INVESTMENTS

	2007 Rmb million	2006 Rmb million
Investment in jointly controlled enterprises		
— ANSC-TKS Galvanizing Co., Ltd ("ANSC-TKS")	**548**	432
— ANSC-Dachuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited (formally"ANSC-Xinchuan", "ANSC-Dachuan")	**190**	70
— Changchun FAM Steel Processing and Distribution Company Limited ("Changchun FAM")	**46**	45
— ANSC-TKS Changchun Steel Logistics Co., Ltd. ("TKAS-SSC")	**41**	48
Subtotal	**825**	595
Investment in associates		
—TKAS (Changchun) Tailored Blanks Ltd ("TKAS")	**37**	34
— Angang Shenyang Steel Product Processing and Distribution Company Limited ("Angang Shenyang")	**13**	15
Subtotal	**50**	49
Other equity investment		
— WISDRI Engineering Research Incorporation Limited ("WISDRI")	**10**	10
Total	**885**	654

13. LONG-TERM EQUITY INVESTMENTS *(continued)*

(1) As at 31 December 2007, the Company's investment in jointly controlled enterprises is as follows:

	ANSC-TKS *million Rmb*	ANSC-Dachuan *million Rmb*	Changchun-FAM *million Rmb*	TKAS SSC *million Rmb*	Total *million Rmb*
Initial investment cost	**533**	**190**	**45**	**48**	**816**
Movement of investment cost					
Balance at the beginning of the year	432	70	45	48	595
Add: Additions	47	120	—	—	167
Adjustment under equity method *(Note 39)*	80	—	1	(7)	74
Unrealized inter-company Profit adjustment	(11)	—	—	—	(11)
Balance at the end of the year	548	190	46	41	825
Carrying amount					
At the year end	548	190	46	41	825
At the beginning of the year	432	70	45	48	595

Details of jointly controlled enterprises of the Company are as follows:

Name of investee	Organisation code	Registered place	Business nature	Registered capital *million*	The Company's Shareholding percentage	The Company's Voting rights	At year end Total assets *Rmb million*	At year end Total liabilities *Rmb million*	Current year Total revenue *Rmb million*	Current year Net profit *Rmb million*
ANSC -TKS	71093688-2	China	Steel processing	USD132	50%	50%	2,240	1,110	2,537	160
ANSC -Dachuan	75990387-0	China	Steel processing	RMB240	50%	50%	373	(7)	—	—
Changchun FAM	76717649-0	China	Steel processing	RMB90	50%	50%	196	104	198	2
TKAS -SSC	785926056	China	Steel processing	USD12	50%	50%	198	116	1	(14)

(Expressed in Rmb million unless otherwise indicated)

13. LONG-TERM EQUITY INVESTMENTS *(continued)*

(1) As at 31 December 2007, the Company's investment in jointly controlled enterprises is as follows: *(continued)*

The registered capital of ANSC-TKS was changed to USD 132 million on 4 July 2007. The above increase in paid-in capital had been verified by Liaoning PAN-CHINA Certified Public Accountants Co,, Ltd. A capital verification report , Liao Tian Kuai Wai Yan Zi (2007) No. 502 was issued on 6 March 2007.

The paid-in capital of ANSC-Dachuan had increased to Rmb380 million as at 31 December 2007. The above increase in paid-in capital had been verified by Dalian Zhongyuan Certified Public Accountants Co,, Ltd. A capital verification report, Da Zhong Yuan Kuai Shi Nei Yan Zi (2007) No. 67 was issued on 25 November 2007. ANSC-Dachuan had obtained the revised business license on 30 January 2008.

The voting rights held by the Company are the same as its shareholding percentage of the jointly controlled enterprises.

(2) As at 31 December 2007, the Company's investment in associates is as follows:

	TKAS *million Rmb*	**Angang Shenyang** *million Rmb*	**Total** *million Rmb*
Initial investment cost	37	14	51
Movement of investment costs			
Balance at the beginning of the year	34	15	49
Add: Adjustment under equity method *(Note 39)*	3	—	3
Unrealized inter-company Profit adjustment	—	(2)	(2)
Balance at the end of the year	37	13	50
Carrying amount At the year end	37	13	50
At the beginning of the year	34	15	49

13. LONG-TERM EQUITY INVESTMENTS (continued)

(2) As at 31 December 2007, the Company's investment in associates is as follows: (continued)

Details of the Company's associates are as follows:

Name of investee	Organisation code	Registered place	Business nature	Registered capital	The Company's Shareholding percentage	The Company's Voting rights	At year end Total assets	At year end Total liabilities	Current year Total revenue	Current year Net profit
				million			*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
TKAS	767159789	China	Steel processing	USD10	45%	45%	155	73	156	6
Angang - shenyang	73866644-x	China	Steel Processing	Rmb48	30%	30%	105	54	429	1

The voting rights held by the Company are the same as its shareholding percentage of the associates.

(3) As at 31 December 2007, the Company's other equity investment is as follows:

	WISDRI
	Rmb million
Initial investment cost	10
Balance at the year end	10
Balance at the beginning of the year	10

14. FIXED ASSETS

	Buildings and plants Rmb million	Machinery and equipment Rmb million	Others Rmb million	Total Rmb million
Cost				
As at the beginning of the year	11,690	27,304	1,850	40,844
Additions	39	37	—	76
Transferred from construction in progress *(Note 15)*	1,068	3,196	308	4,572
Disposals	(131)	(170)	(29)	(330)
Reclassification	(501)	406	95	—
As at the end of the year	12,165	30,773	2,224	45,162
Accumulated depreciation				
As at the beginning of the year	1,544	6,201	581	8,326
Charge for the year	755	3,041	337	4,133
Written back on disposal	(22)	(50)	(15)	(87)
Reclassification	(10)	7	3	—
As at the end of the year	2,267	9,199	906	12,372
Provision for impairment				
As at the beginning of the year	47	67	4	118
Charge for the year	27	81	3	111
Written back on disposal	(60)	(32)	(3)	(95)
As at the end of the year	14	116	4	134
Net book value				
As at the end of the year	9,884	21,458	1,314	32,656
As at the beginning of the year	10,099	21,036	1,265	32,400

14. FIXED ASSETS *(continued)*

As at 31 December 2007, the cost of the fully depreciated fixed assets of the Company which are still in use amounted to Rmb2,298 million (31 December 2006: Rmb1,780 million). At the year end, there are no significant temporary idle fixed assets.

According to the expert opinion of the asset management departments, the Company made provision for impairment of the fixed assets which can not bring economic benefits to the enterprise, due to technological obsolescence, damage, or other reasons, amounting the difference between the carrying amount and recoverable amount.

The recoverable amount was calculated based on estimated net cash flows arising from the normal usage during the estimated useful life and the asset disposal.

As at 31 December 2007, due to wear, tear and technical renovation, the Company's assets pending disposal are set out as follows:

	Accumulated Book value *Rmb million*	Impairment depreciation *Rmb million*	Net book provision *Rmb million*	Fair value *Rmb million*	Estimated value *Rmb million*	Estimated disposal cost *Rmb million*	Estimated disposal time
Third melting plant 1-3# steam boiler renovated	58	13	42	3	3	—	April to December 2008
100-meter heavy Rail production line upgrade	43	25	17	1	1	—	December 2008
Small section asset to be renovated	39	5	33	1	1	—	December 2008
ƒ177 seamless petroleum Pipe production disposal	26	3	22	1	1	—	March to June 2008
Cold rolling hydric station, organic membrane renovated	24	16	8	—	—	—	June 2008
Other	27	12	12	3	2	—	April to December 2008
Total	217	74	134	9	8	—	

15. CONSTRUCTION IN PROGRESS

	2007	2006
	Rmb million	*Rmb million*
Cost		
Balance at the beginning of the year	**8,257**	2,882
Acquisition of ANSI	**—**	2,468
Additions	**13,430**	10,325
Transfer to fixed assets *(Note 14)*	**(4,572)**	(7,418)
Balance at the end of the year	**17,115**	8,257
Carrying amount		
At the end of the year	**17,115**	8,257
At the beginning of the year	**8,257**	2,882

The carrying amounts at the end of the year included capitalised borrowing cost of Rmb524 million (2006: Rmb204 million).

The interest rate per annum at which the borrowing costs were capitalised for the current year by the Company was 5.99% (2006: 5.04%)

15. CONSTRUCTION IN PROGRESS *(continued)*

At 31 December 2007, the Company's major construction in progress is set out as follows:

Projects	Budget Rmb million	Beginning balance Rmb million	Additions Rmb million	Transfer to Fixed asset Rmb million (Note 14)	Closing Balance Rmb million	Percentage of input to budget	Source of funds
Bayuquan project	22,600	5,135	9,373	(13)	14,495	64%	*Operating fund and Bank loans ** Rights issuance fund
New #2, 3, 4 and 5 furnace	5,876	126	257	(146)	237	86%	*Operating fund
West project 2150	5,868	339	115	(242)	212	92%	*Operating fund
Chemical plant renovation	3,927	792	888	(774)	906	69%	*Operating fund
Cold rolling system upgrade	3,821	339	114	(453)	—	100%	*Operating fund and bank loans
West project 1450	2,900	890	1,338	(1,624)	604	77%	*Operating fund and bank loans
High-powered silicon steel project	2,800	41	130	—	171	6%	*Operating fund
2130 continuous cold rolling line	2,704	90	48	(138)	—	100%	*Operating fund
ƒ177 petroleum pipe production line	780	34	125	—	159	21%	*Operating fund
Steel plant and Iron plant supporting project	687	24	37	(61)	—	100%	*Operating fund
100-metre heavy rail production line upgrade	301	36	265	(301)	—	100%	*Operating fund
Hot strip ASP line edger mill	70	64	3	(67)	—	100%	*Operating fund
Other projects		347	737	(753)	331		
Total		8,257	13,430	(4,572)	17,115		

As at 31 December 2007, the Company has not got the land use right that is related to the construction of Bayuquan Project.

* Operating funds refer to non-specified loans and funds arising from normal business operations which are used in project expenditure.

** The rights issue fund will be used in Bayuquan steel and iron project (See Note 30).

(Expressed in Rmb million unless otherwise indicated)

16. INTANGIBLE ASSETS

	Land use rights million Rmb	Acquired software million Rmb	Industrial technology million Rmb	Total million Rmb
Cost				
Balance at the beginning of the year	5,835	6	32	5,873
Addition for the year	19	2	—	21
Decrease for the year	—	(1)	—	(1)
Balance at the end of the year	5,854	7	32	5,893
Accumulated amortisation				
Balance at the beginning of the year	184	3	5	192
Charge for the year	118	1	5	124
Written back on disposal	—	—	—	—
Balance at the end of the year	302	4	10	316
Carrying amount				
At the end of the year	5,552	3	22	5,577
At the beginning of the year	5,651	3	27	5,681

Land use rights of the Company include contribution of Rmb227 million made by Angang Holding, the amount of Rmb5,608 million acquired by the Company. The additions include the amount of Rmb19 million from the acquisition of Anshan first rolling mill. Land use rights are amortised over a remaining period of 30 to 48 years.

Up to the date of this report, the Company was in the process of applying for or changing registration of the title certificates of certain of its land use rights, which was related to acquisition of ANSI. As at 31 December 2007, the carrying amount of such land use rights is Rmb193 million (31 December 2006: Rmb5,177 million). Pursuant to the acquisition agreement signed between the Company and Angang Holding, the directors are of the opinion that the Company is entitled to lawfully and validly occupy or use the above mentioned land use right.

17. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets

	2007		2006	
	Deductible temporary differences *Rmb million*	**Deferred tax assets** *Rmb million*	Deductible temporary differences *Rmb million*	Deferred tax assets *Rmb million*
Provision for diminution in value of inventories	**75**	**19**	87	29
Provision for impairment against fixed assets	**134**	**34**	118	39
Accumulated depreciation of fixed assets	**22**	**5**	23	8
Wages payable	**145**	**36**	166	54
One-off house allowance	**1**	**—**	5	2
Termination benefits	**198**	**49**	—	—
Production safety expenses	**11**	**3**	—	—
Deductible losses of Bayuquan branch	**70**	**18**	—	—
Adjustment for unrealized inter-company profit	**13**	**3**	—	—
Total	**669**	**167**	399	132

Deferred tax liabilities

	2007		2006	
	Taxable temporary differences *Rmb million*	**Deferred tax liabilities** *Rmb million*	Taxable temporary differences *Rmb million*	Deferred tax liabilities *Rmb million*
Capitalised interest expenses of general loan	**217**	**54**	235	78
Fair value change on available-for-sale financial assets	**190**	**48**	—	—
Total	**407**	**102**	235	78

18. PROVISIONS FOR IMPAIRMENT

At 31 December 2007, the provisions for impairment of the Company are set out as follows:

Item	*Notes*	Balance of the beginning of the year *Rmb million*	Charge for the year *Rmb million*	Write off during the year *Rmb million*	Balance at the end of the year *Rmb million*
Provision for diminution in value of inventories	11	87	36	(48)	75
Provision for impairment of fixed assets	14	118	111	(95)	134
Total		205	147	(143)	209

Please refer to the respective notes of the assets for reasons of provisioning.

19. RESTRICTED ASSETS

At 31 December 2007, the Company's assets with restrictions placed on their owenership are as follows:

Type	*Notes*	Balance at the beginning of the year *Rmb million*	Additions *Rmb million*	Decrease during the year *Rmb million*	Balance at the end of the year *Rmb million*
Guaranteed long-term Equity investment	Note	436	127	(563)	—
Endorsed and discounted bills receivable	Note 20	—	443	—	443

Note: The obligation of long-term equity investment guarantee in ANSC-TKS by the Company had been released in December 2007.

20. SHORT-TERM LOANS

	2007			2006		
	Principal *million Rmb*	**Interest *rate p.a.***		Principal *million Rmb*	Interest *rate p.a.*	
Bank loans	**4,492**	**3.24-6.56%**	**Credit, Security**	4,080	4.86%-5.51%	Credit
Loans from related parties	**20**	**3.24%**	**Security**	500	4.86%-5.02%	Credit
Total	**4,512**			4,580		

No amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of short-term loans.

21. BILLS PAYABLE

Bills payable of the Company primarily represent bank acceptance bills for the purchases of raw materials and spare parts. The repayment terms are within six months.

No amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of bills payable.

22. ACCOUNTS PAYABLE

	2007 *Rmb million*	2006 *Rmb million*
Angang Holding	**13**	13
Subsidiaries of Angang Holding	**229**	189
Third parties	**1,666**	1,199
Total	**1,908**	1,401

No individually significant accounts payable of the Company as at 31 December 2007 are more than one year past due (2006: nil).

Angang Holding is a shareholder who holds 5% of or more of the Company's voting shares.

Except the above accounts payable to Angang Holding, no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of accounts payable.

23. ADVANCES FROM CUSTOMERS

	2007	2006
	Rmb million	*Rmb million*
Subsidiaries of Angang Holding	**656**	435
Other related parties	**147**	—
Third parties	**3,766**	2,795
Total	**4,569**	3,230

No individually significant Advances from customers of the Company as at 31 December 2007 are more than one year past due (2006: nil).

No amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of advances from customers.

24. EMPLOYEE BENEFITS PAYABLE

	Balance at the beginning of the year	**Accrued during the year of the year**	**Paid during the year**	**Balance at the end**
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*
Salaries, bonus, and allowance	212	1,319	(1,318)	213
Staff welfare	61	115	(176)	—
Social insurance	3	306	(309)	—
Basic pension	3	260	(263)	—
Unemployment insurance	—	26	(26)	—
Staff and worker' injury insurance	—	20	(20)	—
Housing fund	—	154	(154)	—
Termination benefits *(Note 29)*	—	52	—	52
Labour union fee and staff education fee	42	46	(43)	45
Others	—	97	(97)	—
Total	318	2,089	(2,097)	310

25. OTHER PAYABLES

	2007 Rmb million	2006 Rmb million
Construction costs	**2,266**	949
Freight charges	**178**	49
Performance guarantee	**91**	86
Deposit for steel shelves	**40**	34
Rights issuance fee	**58**	—
Withholding tax payable	**30**	—
Others	**74**	30
Total	**2,737**	1,148

	2007 Rmb million	2006 Rmb million
Angang Holding	**29**	3
Subsidiaries of Angang Holding	**1,012**	425
Third parties	**1,696**	720
Total	**2,737**	1,148

As at 31 December 2007, the other payables with aging of over one year of the Company, amounting Rmb307 million (2006: Rmb69 million), are payables for construction costs and performance guarantee.

Except the above other payables to Angang Holding, no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of other payable.

26. NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

	Note	**2007** **Rmb million**	2006 Rmb million
Long term loans	(1)	**2,814**	2,713
Long term payables	(2)	**2,324**	2,324
Total		**5,138**	5,037

(1) The analysis of loans due within one year is set out as follows:

	2007				2006			
	Original Currency *million*	**Exchange rate**	**Rmb/Rmb equivalent** *million*	**Annual Interest rate p.a,** *(Note)*	Original Currency *million*	Exchange rate	Rmb/Rmb equivalent *million*	Annual Interest rate *(Note)*
Bank loans								
— Renminbi			**2, 203**	**5.02%-6.08%**			2,600	4.94%-5.76%
— Euro	**0.124**	**10.67**	**1**	**0.25%**	0.12	10.27	1	0.25%
— Japanese yen	**1,719.35**	**0.0641**	**110**	**2.70%**	1,707.32	0.0656	112	2.70%
Loans from related parties			**500**	**6.08%**			—	
Total			**2,814**				2,713	

Note: The interest rates of the loans are floating based on rates quoted by the People's Bank of China.

(2) The ending balance represents the remaining deferred cash payment of 100% equity interest in ANSI (note 28).

Except the above deferred cash payable to Angang Holding, no amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of non-current liabilities due within one year.

27. LONG-TERM LOANS

	2007				2006			
	Original Currency *million*	Exchange rate	Rmb/Rmb equivalent *million*	Annual interest rate *(Note)*	Original Currency *million*	Exchange rate	Rmb/Rmb equivalent *million*	Annual Interest rate *(Note)*
Bank loans								
— Renminbi			**12,010**	**4.94%-7.05%**			5,203	4.94%-6.16%
— Euro	**1.12**	**10.67**	**12**	**0.25%**	1.24	10.27	13	0.25%
— Japanese yen	**4,298.37**	**0.0641**	**275**	**2.70%**	6,021.34	0.0656	395	2.7%
Loans from related parties								
— Renminbi			**—**				3,200	5.43%-5.67%
Total			**12,297**				8,811	

Note: The interest rates of the loans are floating based on rates quoted by the People's Bank of China.

No amount due to shareholders who hold 5% or more of the voting rights of the Company is included in the above balance of long-term loans.

(1) The Company's long-term loans (including Long-term loan due within one year) are analyzed by nature as follows:

	2007 **_Rmb million_**	2006 *Rmb million*
Credit loan	**13,508**	7,521
Guaranteed loan	**1,603**	4,003
Total	**15,111**	11,524

The bank loans of the Company are mainly used for technology renovation and equipment upgrade projects and are guaranteed by Angang Holding.

As at 31 December 2007, the balance of the Company's long-term borrowing from Angang Finance (including long-term loans due within one year) is Rmb500 million (31 December 2006: Rmb3,200 million).

27. LONG-TERM LOANS (continued)

(2) The maturity analysis of the Company's long-term loan is set out below:

	2007 Rmb million	2006 Rmb million
Due after 1 year but within 2 years (inclusive)	**900**	2,703
Due after 2 year but within 3 years (inclusive)	**7,610**	3,600
Due after 3 years	**3,787**	2,508
Total	**12,297**	8,811

28. LONG-TERM PAYABLES

	2007 Rmb million	2006 Rmb million
Acquisition consideration payable	**—**	2,324
Production safety expenses	**11**	—
Total	**11**	2,324

According to the acquisition agreement dated 20 October 2005 ("Acquisition Agreement"), the Company acquired the entire equity interest of ANSI ("Acquisition") from Angang Holding, the ultimate holding company of the Company, according to the Angang Holding Gangzhengfa 2004 No. 22 "Notice of the scheme of the asset reorganization of ANSI belonging to Angang Holding", for Rmb19.69 billion plus final adjustments as stated in the Acquisition Agreement. The total final consideration amounted to Rmb19.712 billion.

The above acquisition was completed in January 2006. The Company issued 2.97 billion ordinary A shares with a par value of Rmb1.00 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of the Acquisition. The remaining deferred cash payment will be paid in three installments within three years. The Company has repaid Rmb2,324 million each in 2006 and 2007. The remaining deferred cash payable balance is accounted in non-current liabilities due within one year (see note 26).

Production safety expenses was accrued according to "Provisional procedures on the financial management on the production safety expenses in high dangerous industries" issued by the MOF and State Administration of Work Safety (Caiqi (2006) No. 478).

29 EMPLOYEE BENEFITS PAYABLE MORE THAN ONE YEAR

Considering part of the employees who can not bring economic benefits to the Company and the actual conditions, the Company decides to account for this transaction in reference to termination benefits pursuant to relevant laws and regulations. The company recognized the following discounted amount as employee benefits payable. The amount refers to the wages and social insurances that the Company planned to pay to the above employees for the period from 1 January 2008 to the year when the above employees retired as usual. For the employee benefits payable that should be paid within one year, it is accounted for in the employee benefits payable (see note 24).

30 SHARE CAPITAL

The Company's share capital status at 31 December is as follows:

	2007		2006	
	Shares million	***Rmb million***	*Shares million*	*Rmb million*
Issued and paid up capital:				
Ordinary A shares issued with restricted condition				
State-owned shares at par value of Rmb1.00 each				
Balance at the end of year	**4,868**	**4,868**	3,990	3,990
Shares issued with no restricted condition				
Ordinary A shares at pat value of Rmb1.00 each				
Balance at the end of year	**1,281**	**1,281**	1,053	1,053
Overseas-listed foreign invested ordinary shares ("H shares") at par value of Rmb1.00 each				
Balance at the end of year	**1,086**	**1,086**	890	890
Total	**7,235**	**7,235**	5,933	5,933

30 SHARE CAPITAL *(continued)*

As authorised by the documents (Zheng Jian Fa Xing Zi [2007] No.313) and (Zheng Jian Guo He Zi [2007] No.33 issued by the China Securities Regulatory Commission ("CSRC") on 24 September 2007 and 28 September 2007, The company proposed to issue A shares and H rights shares to all shareholders with 5,932,985,697 outstanding shares on the basis of 2.2 Rights Shares for every 10 existing Shares in October 2007. The subscription price for A shares and H shares is Rmb 15.40 per share and HKD15.91 respectively. The entitlements to the Rights Shares under the Share Rights Issue represent a total of 1,301,822,150 shares, including 1,106,022,150 A shares ordinary share, and the remaining 195,800,000 H shares.

The Company shall receive the subscription fund of Rmb20,006 million. Deducting by the issuance fee of Rmb108 million and adding the subscription fund interest of 7 million, the company received the net subscription fund of 19,905 million. The increased paid-up capital and capital reserves are Rmb1,302 million and Rmb18,603 respectively.

The increase in share capital for the year has been verified by KPMG Huazhen and issued related verification report -KPMG-A(2008)CRNo.0001 on 9 January 2007 .

In accordance with the rights issuance announcement 2007, the rights issuance fund will be used in Bayuquan project (see note 15).

All the ordinary A and H shares rank pari passu in all material respects.

31 CAPITAL RESERVE

	Beginning of the year *Rmb million*	Additions during the year *Rmb million*	Balance at the end of year *Rmb million*
Share premium *(see note 30)*	12,836	18,603	31,439
Other capital reserve			
— Available-for-sale financial assets fair value change	—	143	143
— Transfer from items under previous standards	11	—	11
Total	12,847	18,746	31,593

32 SURPLUS RESERVE

	Statutory surplus reserve *Rmb million*
Balance at the beginning of the year	2,228
Profit appropriation	753
Balance at the end of the year	2,981

33 APPROPRIATION OF PROFITS

(1) In accordance with the Articles of Association, the Company made statutory surplus reserve for 2007 of 10% of net profit.

(2) Dividends of ordinary shares

(a) Dividends of ordinary shares declared and paid during the year

Pursuant to the shareholder's approval at the Annual General Meeting on 8 June 2007, the Company was authorised to declare cash dividend of Rmb0.58 per share (2006: Rmb0.36 per share) to ordinary shareholders. On 22 June 2007, the Company paid cash dividend for the year 2006 totaling Rmb2,925 million (2006: Rmb746 million) to ordinary A shareholders and Rmb516 million (2006: 321 million) to H shareholders respectively.

(b) Dividends of ordinary shares proposed after the balance sheet date

The Board of Directors proposed on 14 April 2008 the appropriation of a cash dividend of RMB 0.55 per share (2006: RMB 0.58 per share) to the Company's ordinary shareholders, totalling RMB 3,979 million (2006: RMB 3,441million). The proposal is subject to the approval by the Shareholders' Meeting. Such cash dividend has not been recognised as a liability at the balance sheet date.

34 OPERATING INCOME

	2007 **Rmb million**	2006 Rmb million
Operating income from principal operations		
— Galvanised steel sheets and colour coating plates	**7,309**	4,072
— Cold rolled sheets	**13,008**	10,331
— Cold rolling silicon plant	**4,674**	3,341
— Hot rolled sheets	**22,719**	17,834
— Wire rods	**2,681**	2,863
— Large section products	**1,716**	2,463
— Thick plates	**5,084**	4,819
— Medium plate plant	**3,458**	3,312
— Seamless steel plant	**2,463**	2,489
— Others	**2,182**	2,759
Subtotal	**65,294**	54,283
Other operating income		
— Scrap materials	**46**	35
— Materials	**138**	7
— Others	**21**	5
	205	47
Total	**65,499**	54,330

The Company's operating income from principal operations is derived from the production and sale of steel. The Company's segmental information is detailed in Note 44.

The Company's sales to the top five customers for the year mounted to Rmb11,770 million (2006: Rmb10,950 million) which accounted for 18% (2006: 20%) of the total sales income of the Company for the year ended 31 December 2007.

35 OPERATING COSTS

	2007 Rmb million	2006 Rmb million
Operating cost from principal activities		
Sales of goods	**48,099**	40,274
Other operating expense	**247**	35
Total	**48,346**	40,309

The Company's operating costs mainly comprised the cost incurred for the production and sale of steel.

36 BUSINESS TAXES AND SURCHARGES

	Taxation basis and rate	2007 Rmb million	2006 Rmb million
City maintenance and construction tax	7% of VAT and Business Tax payable	**377**	235
Education surcharge and local education surcharge	3% and 1% of VAT and Business Tax payable	**215**	135
Custom duty	5% -10% of FOB	**169**	—
Resources tax and Business Tax		**3**	—
Total		**764**	370

37 FINANCIAL EXPENSES

	2007 **Rmb million**	2006 Rmb million
Interest and bills discount expenses	**1,402**	944
Less: borrowing cost capitalised	**682**	223
Net interest expenses	**720**	721
Interest income from deposits	**(27)**	(14)
Net exchange losses/(gains)	**59**	(24)
Other financial expenses	**3**	2
Total	**755**	685

38 IMPAIRMENT LOSSES

	Note	**2007** **Rmb million**	2006 Rmb million
Inventories	11	**36**	39
Fixed assets	14	**111**	118
Accounts receivable		**—**	4
Total		**147**	161

39 INVESTMENT INCOME

	Note	**2007** **Rmb million**	2006 Rmb million
Income from long-term equity investment in jointly controlled enterprises — Accounted under equity method	13(1)	74	49
Income form long-term equity investment in associates — Accounted under equity Method	13(2)	**3**	—
Income from other long term equity investment — dividend income		**4**	3
Total		**81**	52

39 INVESTMENT INCOME *(continued)*

The analysis of the Company's long-term equity investment income from major investees is as follows:

	2007 **Rmb million**	2006 *Rmb million*
Jointly controlled entities		
— ANSC-TKS	**80**	49
— Changchun FAM	**1**	—
— TKAS-SSC	**(7)**	—
Associates		
— TKAS	**3**	—
Other investment		
WISDRI	**4**	3
Total	**81**	52

Movement in investment income for the year is mainly due to profit/loss of the jointly controlled enterprises and associates and the dividend income from other long-term equity investment under cost method.

There are no severe restrictions in the transfer of investment income to the Company.

40 NON-OPERATING INCOME

	2007 **Rmb million**	2006 *Rmb million*
Gain on disposal of fixed assets	**38**	7
Others	**6**	4
Total	**44**	11

41 NON-OPERATING EXPENSES

	2007 **Rmb million**	2006 *Rmb million*
Loss on disposal of fixed assets	**118**	289
Loss on disposal of intangible assets	**1**	—
Subtotal on disposal of non-current assets	**119**	289
Others	**2**	1
Total	**121**	290

42 INCOME TAX

(1) Income tax expenses for the year represents:

	2007 **Rmb million**	2006 *Rmb million*
Current tax expense	**2,907**	2,368
Deferred tax expense	**(59)**	10
Total	**2,848**	2,378

The analysis of deferred tax expenses is set out below:

	2007 **Rmb million**	2006 *Rmb million*
Origination and reversal of temporary differences	**(95)**	10
Change in tax rate	**36**	—
Total	**(59)**	10

42 INCOME TAX *(continued)*

(2) Reconciliation between income tax expenses and accounting profits is as follows:

	2007 **Rmb million**	2006 *Rmb million*
Profits before taxation	**10,373**	9,381
Expected PRC income tax at a statutory tax rate of 33%	**3,423**	3,096
Exemption relating to outputs from environmental protection facilities	**(145)**	(166)
Exemption relating to enterprise research and development costs	**(453)**	(377)
Exemption relating to investment in technical development of domestic-produced machinery	**(17)**	(163)
Effect of change in tax rate on deferred income tax expense	**36**	—
Others	**4**	(12)
Income tax expenses	**2,848**	2,378

43 SUPPLEMENT TO CASH FLOW STATEMENT

(1) Reconciliation of net profit to cash flows from operating activities:

	2007 **Rmb million**	2006 *Rmb million*
Net profit	**7,525**	7,003
Add: provision for impairment	**147**	161
Depreciation of fixed assets	**4,133**	3,782
Amortisation of intangible assets	**124**	125
Loss on disposal of fixed assets, Intangible assets and other non-current assets	**81**	282
Financial expenses	**752**	683
Investment income	**(81)**	(52)
Increase in deferred tax assets	**(35)**	(46)
Decrease in deferred tax liabilities	**(24)**	56
Increase in inventories	**(1,609)**	(1,205)
Increase in operating receivables	**(5,501)**	(788)
Increase in operating payables	**2,381**	1,023
Unrealised inter-company profit	**13**	(6)
Net cash inflow from operating activities	**7,906**	11,018

43 SUPPLEMENT TO CASH FLOW STATEMENT *(continued)*

(2) Investing and financing activities not requiring the use of cash or cash equivalents:

	2007 **Rmb million**	2006 Rmb million
Bills paid for dividend on ordinary A shares	—	400

(3) Change in cash and cash equivalents:

	2007 **Rmb million**	2006 Rmb million
Cash at the end of the year	**7,733**	1,480
Less: Cash at the beginning of the year	**(1,480)**	(515)
Net increase in cash and cash equivalents	**6,253**	965

(4) Cash and cash equivalents held by the Company are as follows:

	2007 **Rmb million**	2006 Rmb million
Cash at bank and on hand		
— Cash	**1**	1
— Bank deposits available on demand	**7,732**	1,479
Closing balance of cash and cash equivalents	**7,733**	1,480
Less: Cash and cash equivalents with restrictions	—	—
Cash and cash equivalents At the end of the year	**7,733**	1,480

43 SUPPLEMENT TO CASH FLOW STATEMENT *(continued)*

(5) Net cash paid for the acquisition of ANSI

The acquisition of ANSI had the following effect on the Company's assets and liabilities:

	2006 *Rmb million*
Cash at bank and in hand	569
Bills receivable	469
Trade receivables	203
Other receivables	259
Prepayments	444
Inventories	3,473
Long-term equity investments	45
Fixed assets	23,308
Construction in progress	2,468
Intangible assets	5,317
Short-term loans	(2,400)
Bills payable	(1,262)
Trade payables	(1,794)
Receipts in advance	(1,374)
Employee benefits payable	(215)
Taxes payable	650
Other payables	(1,297)
Current portion of long-term liabilities	(3,570)
Long-term loans	(5,581)
Net value of asset and liabilities acquires	19,712
Price of ANSI acquisition	19,712
Less: Amount paid by issuance of shares	(12,741)
Deferred cash payment classified as long-term payable	(4,648)
Cash at bank and in hand transferred in from ANSI	(569)
Net amount of cash at bank and in hand paid for the acquisition of ANSI	1,754

44 SEGMENT REPORTING

The Company operates on a divisional basis as a single business segment for the production and sales of steel products mainly in the PRC, except for certain exports to other countries and regions. All of the Company's assets are in the PRC.

Details of operating income and operating profits based on the geographical location of customers are set out as follows:

	PRC		Other countries and regions		Total	
	Year ended		Year ended		Year ended	
Category	2007	2006	2007	2006	2007	2006
	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million	Rmb million
Operating income	51,588	41,346	13,911	12,984	65,499	54,330

45. RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments:

— Credit risk

— Liquidity risk

— Interest rate risk

— Foreign currency risk

This note presents information about the Company's exposure to each of the above risks and their sources, the Company's objectives, policies and processes for measuring and managing risks, etc.

The Company's risk management policies are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities.

45. RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS *(continued)*

(1) Credit risk

The Company's credit risk is primarily attributable to receivables. Exposure to these credit risks are monitored by management on an ongoing basis.

In respect of receivables, the Company has established a credit policy under which individual credit evaluations are performed on all customers requiring credit over a certain amount. The Company requires most of the customer prepay full amount either in cash or by issuing bills before delivering goods to them. Receivables are due within 90 days from the date of billing. Debtors with balances that are more than one months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Company does not obtain collateral from customers.

Most of the Company's customers have been transacting with the Company for many years, and losses have occurred infrequently. In monitoring customer credit risk, customers are grouped according to some factors, such as ageing and maturity date.

At 31 December 2007, there were no significant debtors that were past due and impaired.

At the balance sheet date, the Company had a certain concentration of credit risk, as 27% (2006: 0.4%) of the total accounts receivable and other receivables was due from the Company's five largest customers.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the balance sheet. The Company does not provide any other guarantees which would expose the Company to credit risk.

(2) Liquidity risk

The Company is responsible for their own cash management, including short term investment of cash surpluses and the raising of loans to cover expected cash demands. The Company's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The maturity analysis of long term debts is disclosed in Note 27.

(Expressed in Rmb million unless otherwise indicated)

45. RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS *(continued)*

(3) Interest rate risk

The interest-bearing financial instruments held by the Company at 31 December 2007 are set out at Note 6, 20, 26 and 27.

Sensitivity analysis:

In managing interest rate and foreign currency risks the Company aims to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer term, However, permanent changes in foreign exchange and interest rates would have an impact on earnings.

At 31 December 2007, it is estimated that a general increase of one percentage point in interest rates of cash at bank and on hand, short-term loans, non-current liabilities due within one year, long-term borrowings and long-term payables, with all other variables held constant, would decrease the Company's net profit and equity by RMB95 million (2006: RMB129 million).

The above sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the Company's exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The one percentage point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(4) Foreign currency risk

The Company did not have a significant foreign currency risk exposure arising from its exports products and importing raw material for production and equipments for projects as the Company adopt locked exchanges rates to settle the amounts with main export and import agent..

(a) The Company's exposure to currency risk based on nominal amounts at 31 December is set out at Note 6, 26 and 27.

(b) The following are the significant exchange rates applied by the Company:

	Average rate		Reporting date mid-spot rate	
	2007	2006	**2007**	2006
Japanese yen	**0.0645**	0.0686	**0.0641**	0.0656
EUR	**10.45**	10.05	**10.67**	10.27
HKD	**0.973**	1.025	**0.936**	1.004

45. RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS *(continued)*

(4) Foreign currency risk *(continued)*

(c) Sensitivity analysis

A 5% strengthening of the Renminbi against the Japanese yen, Euro and HK dollar at 31 December would have decreased /increased equity and profit or loss by the amount shown below:

	Shareholder's equity *Rmb million*	**Profit and loss** *Rmb million*
31 December 2007		
Japanese yen	(13)	(13)
EUR	(1)	(1)
HKD	2	2
31 December 2006		
Japanese yen	(17)	(17)
EUR	(1)	(1)
HKD	—	—

A 5% weakening of the Renminbi against the Japanese yen, Euro and HK dollar at 31 December would have had the equal but opposite effect on them to the amounts shown above, on the basis that all other variables remain constant.

The above sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Company's exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date. The stated changes represent management's assessment of a reasonably possible change in foreign exchange rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(5) Fair value

All financial instruments are carried at amounts not materially different from their fair values as at 31 December.

45. RISK ANALYSIS, SENSITIVITY ANALYSIS, AND DETERMINATION OF FAIR VALUES FOR FINANCIAL INSTRUMENTS *(continued)*

(6) Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of available-for-sale financial assets, receivables and payables, loans, long-term payables and accrued liabilities that measured at fair value on the balance sheet date.

(a) Available-for-sale financial assets

The fair value of available-for-sale financial assets is determined by the quoted price of market.

(b) Receivables

The fair value is estimated as the present value of the future cash flows, discounted at the market interest rates at the balance sheet date. If the influence of the present value is not material, the fair value is calculated as cost less bad debt provision (see note 3(8)b).

(c) Loans, long-term payables and employee benefits payable more than one year

The fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date.

(d) Interest rates used for determining fair value

The interest rates used to discount estimated cash flows are based on the market interest rate of similar financial instruments at the balance sheet date.

46 CAPITAL COMMITMENTS

As at 31 December, the capital commitments of the Company are summarised as follows:

	2007 ***Rmb million***	2006 *Rmb million*
Investment contracts entered into but not performed or performed partially	—	167
Construction and renovation contracts entered into but not performed or performed partially	**12,887**	10,964
Total	**12,887**	11,131

47 CONTINGENCIES

As at 31 December 2007, there are no contingencies that need to be disclosed.

48 NON-ADJUSTING POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 33(2)(b)

49 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1) Information on the parent of the Company is as follows:

Company name	Organization Code	Registered place	Business nature	Registered Capital *Rmb million*	% of sharing of the Company	proportion of voting rights
Angang Holding	24142001-4	Tie Xi District Anshan Liaoning Province	Production and sale of steel and metal products, steel filament Tubes, and metal structures	10,794	67.28%	67.28%

(2) Transactions between the Company and its key management personnel

	2007 *Rmb million*	2006 *Rmb million*
Remuneration to key management staff	**6**	5

The above transactions with key management personnel were conducted under normal commercial terms or relevant agreements.

(Expressed in Rmb million unless otherwise indicated)

49 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

(3) Transactions between the Company and other related parties

(a) Details of the Company's material related party transactions with Angang Holding and its subsidiaries ("Angang Group"):

		2007		2006	
	Note	**Amount million *RMB***	**Percent of related transactions**	Amount million *RMB*	Percent of related transaction
Sales	(i)	**4,133**	**6.45%**	1,885	3.57%
Sales of scrap materials and minus sieve powder	(i)	**285**	**97.27%**	150	69.20%
General service	(i)	**519**	**50.38%**	394	36.28%
Sales of assets	(ii)	**25**	**46.09%**	—	—
Purchases					
— Raw materials	(iii)	**13,781**	**83.20%**	11,184	84.08%
— Ancillary materials and spare parts	(iv)	**1,910**	**19.38%**	1,493	26.71%
Energy and power supplies	(v)	**1,413**	**35.89%**	1,031	28.79%
Fees paid for support services	(vi)	**8,000**	**57.03%**	4,589	45.09%
ERP system services	(vii)	**30**	**100%**	—	—
Assets purchasing	(viii)	**4**	**5.77%**	—	—
Interest income	(ix)	**10**	**37.05%**	5	34.19%
Interest expenses	(ix)	**459**	**32.70%**	444	47.06%

(i) Sales, Sales of scrap materials and general service

The Company sold steel products and scrap materials to Angang Group mainly at selling prices based on the average prices charged to independent customers for the preceding month or market prices.

The Company provided general services, such as coal gas, electricity, steam and transportation, to Angang Group at state prices, production cost plus 5%, or market prices

The Company sold minus sieve powder to Angang Group at prices for sintered iron ore less the cost of sintering procedures conducted by Angang Group.

(ii) Sales of assets

The Company sold assets to Angang Group at selling prices based on fair value of market.

49 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

(3) Transactions between the Company and other related parties *(continued)*

(a) Details of the Company's material related party transactions with Angang Holding and its subsidiaries ("Angang Group"): *(continued)*

(iii) Purchase of raw materials

The Company purchased its principal raw materials from Angang Group, at prices determined and modified on a semiannual basis.

The purchase price is mainly not higher than the average prices quoted to the Company for importing principal raw materials of similar quality plus freight charges in the previous interim period and adjustment for grade, or the average prices charged by independent suppliers plus 10% mark up of processing costs (if applicable).

(iv) Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from Angang Group at selling prices not higher than the average prices charged to independent customers for the preceding month.

(v) Energy and power supplies

The Company purchased electricity from Angang Group mainly at state prices.

(vi) Fees paid for supporting services

Angang Group provided certain supporting services to the Company. These services include railway and road transportation services; agency services for import of raw materials, equipment, spare parts and ancillary materials; agency services for domestic sales and export of products; equipment repair and maintenance; engineering services; construction project agency and management services and other employees' supporting services.

The quantity of steel products sold in domestic market and export market through Angang Trade as an agent is 4.01 million tons and 3.14 million tons respectively for the year ended 31 December 2007 (2006: 1.81 million tons and 3.04 million tons).

Service fees were charged at applicable state prices, market prices, fixed rate commission or free of charge.

(vii) ERP Service fee

The Company pays service fee to Angang Group for use of the ERP information management system at a price based on the total depreciation and maintenance expenses incurred by Angang Group for the ERP information management system.

(Expressed in Rmb million unless otherwise indicated)

49 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

(3) Transactions between the Company and other related parties *(continued)*

(a) Details of the Company's material related party transactions with Angang Holding and its subsidiaries ("Angang Group"): *(continued)*

(viii) Asset acquisition

The company acquires assets from Angang Group at the rate of market price.

(ix) Interest income/expenses

Angang Group provided financial services, including settlement, deposit taking, borrowing and discounting services, at state prices.

The deferred cash payment for the acquisition of ANSI bears interest at rates quoted by the People's Bank of China for the same period (see note 28). The amount of interest expenses of consideration of the acquisition paid is Rmb249 million in 2007 (2006: Rmb350 million).

(x) Guarantee of loans

As at 31 December 2007, total bank loans of the Company amounting to Rmb1,603 million (2006: Rmb4,003 million) were guaranteed by Angang Holding (see note 27).

(xi) The New Supply of Materials and Services Agreement

The Company has signed a new Supply of Materials and Services Agreement for the year of 2008-2009 with Angang Group on 24 October 2007, which took effect from 1 January 2008.

(b) Sales of products from the Company to ANSC-TKS:

The Company sold products to ANSC-TKS totaling Rmb1,591 million for the year ended 31 December 2007 (2006: Rmb1,533 million.)

49 RELATED PARTY RELATIONSHIPS AND TRANSACTIONS *(continued)*

(3) Transactions between the Company and other related parties *(continued)*

(c) The balances of transactions with other related parties at 31 December are set out as follows:

	Note	2007 Rmb million	2006 Rmb million
Cash at Bank and on hand	6	**1,878**	1,449
Accounts receivable	8	**520**	485
Prepayments	9	**4,583**	380
Short-term loans	20	**(20)**	(500)
Accounts payable	22	**(242)**	(202)
Advances from customers	23	**(803)**	(435)
Other payables	25	**(1,041)**	(428)
Long-term loans due within one year	26	**(500)**	—
Long-term loans	27	—	(3,200)
Long-term payables due within one year	26	**(2,324)**	(2,324)
Long-term payables	28	—	(2,324)

(d) Relationships between the Company and other related parties under the transactions stated in 3(a) (b) (c) above:

Name of enterprise	Organization code	Relation with the company
ANSC-TKS	71093688-2	Jointly controlled enterprises
Angang Shenyang	73866644-x	Associate
Angang Trade	24142372-5	Fellow subsidiary
Angang Finance	1188857-2	Fellow subsidiary
Angang Construction Group	94129158-3	Fellow subsidiary
Angang Heavy machine Co., Ltd.	24150326-6	Fellow subsidiary
Angang Fire-resistant material Co.	94126547-3	Fellow subsidiary
Angang Steel rope Co., Ltd.	94126496-4	Fellow subsidiary
Angang Anshan Mining Co.	24150404-X	Fellow subsidiary
Angang Entity Group	24142765-4	Fellow subsidiary
Angang House Property Co.	94126840-4	Fellow subsidiary
Angang Railway transport facilities Construction Co.	94121854-6	Fellow subsidiary
Angang real estate Co., Ltd	11886337-0	Fellow subsidiary
Angang mechanized loading Co.	94126489-2	Fellow subsidiary
Angang Design and Research	79159132-8	Fellow subsidiary
Angang Electric Co., Ltd	94126485-X	Fellow subsidiary
Angang Automatism Co.	94126643-3	Fellow subsidiary
Angang Auto Transport Co., Ltd	94126444-6	Fellow subsidiary
Dalian Huayelian Automatism Co.	723489698	Fellow subsidiary
Angang Reception Service Co.	94121967-X	Fellow subsidiary

For jointly controlled enterprises and associates of the Company, please refer to Note 13.

50 COMPARATIVE FIGURES OF LAST YEAR

The Company adopted New Standards on 1 January 2007; relevant adjustments of comparative figures are disclosed in Note 4.

51 EXTRAORDINARY GAIN AND LOSS

In accordance with Questions and Answers on the Preparation of Information Disclosures of Companies Issuing Public Shares No. 1 Extraordinary Gain and Loss (2007 revised), the extraordinary gain and loss of the Company is listed as follows:

	2007 *Rmb million*	2006 *Rmb million*
Disposal of fixed assets	**80**	282
Disposal of intangible assets	**1**	—
Others	**(4)**	(3)
Subtotal	**77**	279
Less: effect on taxation	**(25)**	(92)
Effect of changes on income tax rate	**36**	—
Total	**88**	187

52 EARNINGS PER SHARE AND RETURN ON NET ASSETS

(1) The Company's earnings per share

	2007		2006	
	Basic earnings per share	**Diluted earnings per share**	Basic earnings per share	Diluted earnings per share
(a) Earnings per share inclusive of extraordinary gain and loss	**1.120**	**1.120**	1.106	1.106
— net profit attributable to equity shareholders of the Company	**7,525**	**7,525**	7,003	7,003
— weighted average number of the Company's ordinary shares	**6,721**	**6,721**	6,330	6,330
(b) Earnings per share net of extraordinary gain and loss	**1.133**	**1.133**	1.136	1.136
— net profit deducted extraordinary Gain and loss attributable to the Company's ordinary equity shareholders	**7,613**	**7,613**	7,190	7,190
— weighted average of equity shares of the Company in current year	**6,721**	**6,721**	6,330	6,330

(Expressed in Rmb million unless otherwise indicated)

52 EARNINGS PER SHARE AND RETURN ON NET ASSETS *(continued)*

(1) The Company's earnings per share *(continued)*

Weighted average number of the Company's ordinary shares:

	2007	2006
Issued ordinary shares at 1 January	**5,933**	2,963
Effect of private placement	**—**	2,970
Effect of rights issuance *(see note 30)*	**788**	397
Weighted average number of ordinary shares at 31 December	**6,721**	6,330

(2) Return on net assets of the Company

In accordance with "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9-Calculation and Disclosure of the Return on Net Assets and Earnings Per Share" (2007 revised) issued by the CSRC, the Company's return on net assets is calculated as follows:

	2007		2006	
	Fully diluted	**Weighted average**	Fully diluted	Weighted average
(a) Return on equity inclusive of extraordinary gain and loss	**13.87%**	**21.32%**	23.25%	26.84%
— net profit attributable to equity shareholders of the Company	**7,525**	**7,525**	7,003	7,003
— Year-end equity attributable to the Company's ordinary equity shareholders	**54,255**	**not applicable**	30,123	not applicable
— weighted average of equity attributable to the Company's equity shareholders	**not applicable**	**35,296**	not applicable	26,094
(b) Return on equity net of extraordinary gain and loss	**14.03%**	**21.57%**	23.87%	27.55%
— net profit deducted extraordinary gain and loss attributable to the Company's ordinary shareholders	**7,613**	**7,613**	7,190	7,190
— Year-end equity attributable to the Company's ordinary equity shareholders	**54,255**	**not applicable**	30,123	not applicable
— weighted average of equity attributable to the Company's ordinary equity shareholders	**not applicable**	**35,296**	not applicable	26,094

1. NET PROFIT IN THE PRO FORMA INCOME STATEMENT FOR 2006

Pursuant to CAS Bulletin 1 issued by the MOF in November 2007, based on the information used in preparing the financial statements in accordance with IFRSs, the Company had made retrospective adjustments on significant items in the financial statement. The difference between net profit in the pro forma income statement and net profit in the income statement is analysed as follows:

	2006 *Rmb million*
Net profit in income statements	7,003
Adjustments:	
Pre-operating expenses	(3)
Write-off long outstanding payables	1
Government grant	3
Total	1
Net profit in pro forma income statement	7,004

2. COMPARISON OF DIFFERENCES IN SHAREHOLDERS' EQUITY BETWEEN THE NEW AND OLD PRC GAAP IN RECONCILIATION STATEMENTS

According to the requirements of "Notice on the Preparation of Information Disclosures related to the Adoption of New Standards by Listed Companies and Companies Applying for Listing" (Zheng Jian Fa [2006] No.136), the Company prepared the reconciliation statement of differences in shareholders' equity between the new and old PRC GAAP as at 31 December 2006 and 1 January 2007 ("the reconciliation statement") on 10 April 2007. The reconciliation statement has been reviewed by KPMG Huazhen and disclosed in the 2006 annual report.

After the publication of 2006 annual report, further interpretations on New Standards, (including CAS Bulletin 1 and Opinions on the Implementation of New Standards from the Professional Working Group of the China Accounting Standards Committee) were issued in succession. The Company reviewed the shareholders' equity as at 1 January 2007 in accordance with these further interpretations during the preparation of the 2007 annual financial statements. The differences and the reasons for the differences between the shareholders' equity after review and those disclosed in the previous reconciliation statement are analysed as follows:

	2007 annual report Disclosed amounts ***Rmb million***	2006 annual report Disclosed amounts *Rmb million*	Variance *Rmb million*
Shareholders' equity as at 31 December 2006 (Under PRC old GAAP)	**29,840**	29,840	—
General borrowing costs capitalised	**235**	235	—
Income tax	**54**	54	—
Unrealised inter-company profit	**(6)**	—	(6)
Total	**283**	289	(6)
Shareholders' equity as at 31 December 2006 (Under PRC new GAAP)	**30,123**	30,129	(6)

Pursuant to CAS Bulletin 1, the inter-company unrealized profit or loss should be eliminated before recognizing its share of the jointly controlled enterprises' and an associate's net profits or losses as investment income or losses. For the above change in accounting policy, the Company reviewed the shareholders' equity upon its first adoption and made a correction to decrease the retained earnings as at 31 December 2006 by Rmb 6 million.

3. RECONCILIATION STATEMENT OF NET PROFIT

	2006 *Rmb million*
Net profit before adjustments	6,839
Adjustments:	
Operating income	84
Operating costs	683
Administrative expenses	(736)
Financial expenses	186
Impairment losses on assets	(161)
Non-operating expenses	118
Income tax	(10)
Total	164
Net profit after adjustments	7,003

4. RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

		2007 ***Rmb million***	2006 *Rmb million*
Amounts under PRC GAAP		**7,525**	7,003
Adjustments:			
Convertible debentures			
— Additional borrowing costs capitalised	(i)	**(7)**	—
Pre-operating expenses	(ii)	**3**	(3)
Revaluation of land use rights	(iii)	**5**	5
Write-off long outstanding payables	(iv)	**—**	1
Government grant	(v)	**—**	3
Production safety expenses	(vi)	**11**	—
Deferred tax assets	(vii)	**(3)**	85
Total		**9**	91
Amounts under IFRSs		**7,534**	7,094

4. RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS *(continued)*

(2) The effect of the significant differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		2007 *Rmb million*	2006 *Rmb million*
Amounts under PRC GAAP		**54,255**	30,123
Adjustments:			
Convertible debentures			
— Additional borrowing costs capitalised	(i)	**—**	7
Pre-operating expenses	(ii)	**—**	(3)
Revaluation of land use rights	(iii)	**(181)**	(186)
Production safety expenses	(vi)	**11**	—
Deferred tax assets	(vii)	**42**	60
Total		**(128)**	(122)
Amounts under IFRSs		**54,127**	30,001

Note:

(i) The amounts represent the different treatments on transaction costs and discount on convertible debentures between the IFRSs and PRC GAAP ("Old PRC GAAP"). Adjustment in current year represents the difference in balance arising from the difference accounting treatment after adoption of the New Standards on 1 January 2007.

(ii) Before 31 December 2006, in the Old PRC GAAP, pre-operating expenses are capitalised in long-term deferred expenses before the commencement of operation and will be charged to expense in the month when operations commence. However, after the adoption of New Standards, pre-operating expenses are expensed when incurred, which is same to the treatment under IFRSs. Adjustment for the year represents the reversal of the balance of pre-operating expenses as at 1 January 2007 charged to income statement.

(iii) Under the Old PRC GAAP, land use rights are carried at revalued amount. Land use rights are carried at historical cost under IFRSs. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset and accumulated amortized amount was reversed from shareholder's equity and the amortization of the surplus was added back to the net profit in the financial statements prepared under IFRSs.

(iv) Under IFRSs, the write off of long outstanding accounts payable is recognised in the income statement. Under the Old PRC GAAP, the write off of long outstanding accounts payable is credited to capital reserve. After the adoption of New Standards, the write off of long outstanding accounts payable is recognised in the income statement, which is same to the treatment under IFRSs.

4. RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPS *(continued)*

(2) The effect of the significant differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: *(continued)*

Note: (continued)

(v) Under IFRSs, receipt of government grant is recognised in the income statement. Under the Old PRC GAAP, receipt of government grant is credited to capital reserve. After the adoption of New Standards, receipt of government grant is recognised in the income statement, which is same to the treatment under IFRSs.

(vi) Pursuant to Caiqi (2006) No. 478, as to the enterprises whose businesses are engaged in mining, construction, production of dangerous goods and land transportation, the production safety expenses can be accrued proportionately based on output or operating income. According to IFRSs, expenses are only recognised when they are actually incurred.

(vii) Under IFRSs, income expenses and deferred tax assets and liabilities are provided in accordance with liability method according to the adjustment (iii) and (vi).

As the amount is not material in the above (i),(ii),(iv), (v) and its related deferred tax and the above transactions did not form the difference in the shareholders' equity between PRC GAAP and IFRSs in the year end 2007, the Company did not make retrospective adjustment according to CAS Bulletin 1 in financial statements under PRC GAAP.

To the Shareholders of
Angang Steel Company Limited
(Established in the People's Republic of China with limited liability)

We have audited the financial statements of Angang Steel Company Limited ("the Company") set out on pages 176 to 239, which comprise the balance sheet as at 31 December 2007, and the income statement, the statement of changes in equity and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2007 and of the Company's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

14 April 2008

Income statement

for the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)

	Note	**2007** **Rmb million**	2006 *(restated)* Rmb million
Turnover	5	**65,294**	54,283
Cost of sales		**(50,031)**	(41,470)
Sales related taxes		**(764)**	(370)
Gross profit		**14,499**	12,443
Other operating loss, net	6	**(218)**	(371)
Distribution and other operating expenses		**(1,598)**	(943)
Administrative expenses		**(1,626)**	(1,103)
Profit from operations		**11,057**	10,026
Net financing costs	7(a)	**(755)**	(685)
Share of profits less losses of associates		**3**	—
Share of profits of jointly controlled entities		**77**	47
Profit before taxation	7	**10,382**	9,388
Income tax expense	8(a)	**(2,848)**	(2,294)
Profit for the year and attributable to equity shareholders of the Company		**7,534**	7,094
Dividends payable to equity shareholders of the Company attributable to the year			
Final dividend proposed after the balance sheet date	10	**3,979**	3,441
Earnings per share	11		
– Basic		**Rmb1.121**	Rmb1.074

The notes on pages 181 to 239 form part of these financial statements.

at 31 December 2007

(Prepared in accordance with International Financial Reporting Standards)

	Note	**2007** Rmb million	2006 (restated) Rmb million
Non-current assets			
Property, plant and equipment	12	**32,659**	32,411
Intangible assets	13	**22**	27
Construction in progress	14	**17,115**	8,257
Lease prepayments	15	**5,370**	5,465
Interests in jointly controlled entities	16	**825**	592
Interests in associates	17	**50**	49
Other investments	18	**281**	10
Deferred tax assets	8(b)	**108**	112
		56,430	46,923
Current assets			
Inventories	19	**8,701**	7,036
Amounts due from fellow subsidiaries		**5,102**	865
Trade receivables	20	**6,495**	1,600
Prepayments, deposits and other receivables		**2,920**	348
Income tax recoverable		**—**	261
Cash and cash equivalents	21	**7,733**	1,480
		30,951	11,590
Current liabilities			
Trade payables	22	**2,718**	2,537
Amount due to ultimate holding company		**41**	16
Amounts due to fellow subsidiaries		**2,045**	1,049
Income tax payable		**102**	—
Other payables		**6,255**	4,158
Short-term bank loans	23	**7,326**	7,293
Current portion of long-term payable to ultimate holding company	31	**2,324**	2,324
		20,811	17,377
Net current assets/(liabilities)		**10,140**	(5,787)
Total assets less current liabilities carried forward		**66,570**	41,136

Balance sheet *(Continued)*

at 31 December 2007

(Prepared in accordance with International Financial Reporting Standards)

	Note	2007 Rmb million	2006 (restated) Rmb million
Total assets less current liabilities brought forward		**66,570**	41,136
Non-current liabilities			
Bank loans	23	**12,297**	8,811
Long-term payable to ultimate holding company	31	**—**	2,324
Provisions	24	**146**	—
		12,443	11,135
NET ASSETS		**54,127**	30,001
CAPITAL AND RESERVES			
Share capital	25	**7,235**	5,933
Share premium	26	**31,414**	12,811
Reserves	27	**2,957**	2,076
Retained profits	28	**12,521**	9,181
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY		**54,127**	30,001

Approved and authorised for issue by the board of directors on 14 April 2008.

Zhang Xiaogang
Chairman

Fu Jihui
Director

The notes on pages 181 to 239 form part of these financial statements.

for the year ended 31 December 2007

(Prepared in accordance with International Financial Reporting Standards)

	Note	Share capital Rmb million	Share premium Rmb million	Reserves Rmb million	Retained profits Rmb million	Total Rmb million
2006						
At 1 January 2006		2,963	3,058	1,392	3,838	11,251
Net profit for the year		—	—	—	7,094	7,094
Transfer between reserves		—	—	684	(684)	—
Issuance of A shares for the acquisition of Angang New Steel and Iron Co. Ltd. ("ANSI")		2,970	9,771	—	—	12,741
Expenses related to share issuance		—	(18)	—	—	(18)
Final dividend – 2005	10(b)	—	—	—	(1,067)	(1,067)
At 31 December 2006		5,933	12,811	2,076	9,181	30,001
2007						
At 1 January 2007		5,933	12,811	2,076	9,181	30,001
Net profit for the year		—	—	—	7,534	7,534
Issuance of share for rights issue		1,302	18,704	—	—	20,006
Expenses related to rights issue		—	(101)	—	—	(101)
Proposed transfer between reserves		—	—	753	(753)	—
Change in fair value of available-for-sale securities		—	—	143	—	143
Effect of change in deferred tax relating to revaluation surplus		—	—	(15)	—	(15)
Final dividend – 2006	10(b)	—	—	—	(3,441)	(3,441)
At 31 December 2007		7,235	31,414	2,957	12,521	54,127

The notes on pages 181 to 239 form part of these financial statements.

Cash flow statement

for the year ended 31 December 2007
(Prepared in accordance with International Financial Reporting Standards)

	Note	**2007** Rmb million	2006 (restated) Rmb million
Operating activities			
Cash flows from operations	30	**10,494**	12,956
Interest received	7(a)	**27**	14
Interest paid	7(a)	**(1,402)**	(944)
Income tax paid		**(2,546)**	(1,920)
Net cash generated from operating activities		**6,573**	10,106
Investing activities			
Capital expenditure		**(17,840)**	(10,068)
Proceeds from disposal of property, plant and equipment		**61**	43
Capital contribution to associate/ jointly controlled entity		**(167)**	(354)
Payment for purchase of available-for-sale securities		**(81)**	—
Net cash outflow for acquisition of net assets of ANSI		—	(1,754)
Net cash used in investing activities		**(18,027)**	(12,133)
Financing activities			
Dividends paid		**(3,440)**	(666)
Proceeds from rights issue		**20,014**	—
Payment of transaction costs relating to rights issue		**(49)**	—
Proceeds of bank loans		**19,122**	13,920
Repayment of bank loans		**(15,593)**	(7,920)
Repayment of long-term payable to ultimate holding company		**(2,324)**	(2,324)
Cash paid in relation to other financing activities		**—**	(18)
Net cash generated from financing activities		**17,730**	2,992
Net increase in cash and cash equivalents		**6,276**	965
Cash and cash equivalents at 1 January		**1,480**	515
Effect of exchange rate fluctuations on cash held		**(23)**	—
Cash and cash equivalents at 31 December		**7,733**	1,480

The notes on pages 181 to 239 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Angang Steel Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 8 May 1997 as a joint stock limited company. The Company is principally engaged in the production and sales of hot rolled sheets, cold rolled sheets, galvanised steel, seamless tubes, wire rods, thick plates, large section steel products and steel billets.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"). IFRSs include all applicable individual IFRSs, International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

A summary of the significant accounting policies adopted in the preparation of the financial statements is set out below.

The Company also prepares a set of financial statements which complies with the Accounting Standards for Business Enterprises in the PRC ("PRC GAAP"). A reconciliation of the Company's profit for the year and the equity attributable to equity shareholders of the Company under IFRSs and the PRC GAAP is presented on pages 240 to 241.

IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Company. Note 3(a) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Company for the current and prior accounting periods reflected in these financial statements.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Basis of preparation

The financial statements for the year ended 31 December 2007 comprise the Company and the Company's interest in associates and jointly controlled entities. The measurement basis used in the preparation of the financial statements is the historical cost basis except that the financial instruments classified as available-for-sale are stated at their fair value as explained in the accounting policies set out below.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in next year are discussed in note 37.

(c) Associates and jointly controlled entities

An associate is an entity in which the group or company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Company and other parties, where the contractual arrangement establishes that the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or jointly controlled entity is accounted for in the financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Company's share of the associate's or the jointly controlled entity's net assets. The income statement includes the Company's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year.

When the Company's share of losses exceeds its interest in the associate or the jointly controlled entity, the interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Company's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Company's long-term interests that in substance from part of the Company's net investment in the associate or jointly controlled entity.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Associates and jointly controlled entities (Continued)

Unrealised profits and losses resulting from transactions between the Company's and its associates and jointly controlled entities are eliminated to the extent of the Company's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

(d) Other investments in equity securities

The Company's policies for investments in equity securities, other than investments in associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(n).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(r)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items such as debt securities which are recognised directly in profit or loss. Dividend income from these investments is recognised in profit or loss in accordance with the policy set out in note 2(n) and, where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss in accordance with the policy set out in note 2(n). When these investments are derecognised or impaired (see note 2(r)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Company commits to purchase/ sell the investments.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Property, plant and equipment

(i) Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2(r)). The cost of an acquired asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use.

(ii) The Company recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably. All other cost is recognised as an expense in the income statement in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal.

(iv) Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	10 to 20 years
Plant, machinery and equipment	6 to 15 years
Transportation vehicles and other related equipment	2 to 12 years

When parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(f) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (see note 2(r)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges and exchange differences on the designated financial instruments (see note 2(u)), during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially completed and ready for its intended use.

No depreciation is provided in respect of construction in progress.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Intangible assets

Intangible assets represent industrial technology acquired by the Company and are stated at cost less accumulated amortisation and impairment losses (see note 2(r)).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation is charged to the income statement on a straight-line basis over the assets' estimated useful life of 10 years.

Both the period and method of amortisation are reviewed annually.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at amortised cost less impairment losses (see note 2(r)). Land use rights are amortised on a straight line basis over the respective periods of the rights.

(i) Inventories

Inventories, other than spare parts, tools and ancillary materials, are stated at the lower of cost and net realisable value.

The cost of inventories is calculated using the weighted average cost formula or the specific identification method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

Spare parts, tools and ancillary materials are stated at cost less any provision for obsolescence.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(r)), unless the effect of discounting would be immaterial. In such case, the receivables are stated at cost less allowance for impairment of doubtful debts.

(l) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 2(m)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Company issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Company's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(m)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Company under the guarantee, and (ii) the amount of that claim on the Company is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Financial guarantees issued, provisions and contingent liabilities *(Continued)*

(ii) Other provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(n) Revenue recognition

(i) Sale of goods

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the recovery of consideration due, associated costs or the possible return of goods also continuing management involvement with the goods.

(ii) Dividends

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iii) Interest income

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(o) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Company's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research costs and development costs are therefore recognised as expenses in the period in which they are incurred.

(q) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they are relate to items recognised directly to equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets and liabilities also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary difference include those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax assets can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Impairment of assets

(i) Impairment of investment in equity securities and other receivables

Investments in equity securities (other than investments in associates and jointly controlled entities: see note 2(c)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Company about one or more of the following loss events:

— significant financial difficulty of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

— it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

— significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

— a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Impairment of assets *(Continued)*

(i) Impairment of investment in equity securities and other receivables *(continued)*

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

— For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Company is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Impairment of assets *(Continued)*

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— construction in progress;

— pre-paid interests in leasehold land classified as being held under an operating lease; and

— intangible assets.

If any such indication exists, the asset's recoverable amount is estimated.

— Calculation of recoverable amount

The recoverable amount of other asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

The impairment loss of an asset is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Impairment of assets *(Continued)*

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Company is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Company applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(r)(i) and (ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(s) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Company demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(t) Dividends

Dividends are recognised as a liability in the period which they are declared or approved.

(u) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss, except those eligible for capitalisation as construction in progress (see note 2(f)).

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(w) Related parties

For the purposes of these financial statements, a party is considered to be related to the Company if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Company or exercise significant influence over the Company in making financial and operating policy decisions, or has joint control over the Company;

(ii) the Company and the party are subject to common control;

(iii) the party is an associate of the Company or a jointly controlled entity in which the Company is a venturer;

(iv) the party is a member of key management personnel of the Company or the Company's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(b) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Company or of any entity that is a related party of the Company.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(x) Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3 CHANGES IN ACCOUNTING POLICIES

(a) The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a result of the adoption of IFRSs 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of IFRSs 7, the financial statements include expanded disclosure about the significance of the Company's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in note 35.

The amendment to IAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 25(e).

Both IFRSs 7 and the amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments.

The Company has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 38).

(b) In prior years, in accordance with IAS 31, "Interest in joint ventures", the Company's interest in jointly controlled entities was accounted for using the proportionate consolidation method.

With effect from 1 January 2007, in order to provide better comparability with the financial statements of the Company prepared under PRC GAAP, the Company has changed its accounting policy for its interest in jointly controlled entities.

Under the new policy, an alternative treatment accepted under IAS 31, "Interest in joint ventures", the Company's jointly controlled entities are accounted for using the equity method and are initially recognised at cost. Further details of the new policy are set out in note 2(c).

The new accounting policy has been applied retrospectively with consequential adjustments to comparatives for the year ended 31 December 2006.

3 CHANGES IN ACCOUNTING POLICIES (Continued)

(b) *(Continued)*

The adjustments for each financial statement line item effect for the year ended 31 December 2006 are set out below.

Income statement for the year ended 31 December 2006

	2006 (as previously reported) *Rmb million*	**Effect of adoption of equity method increase/ (decrease)** *Rmb million*	**2006 (as restated)** *Rmb million*
Turnover	54,596	(313)	54,283
Cost of sales	(41,290)	(180)	(41,470)
Sales related taxes	(370)	—	(370)
Gross profit	12,936	(493)	12,443
Other operating loss, net	(369)	(2)	(371)
Distribution and other operating expenses	(959)	16	(943)
Administrative expenses	(1,506)	403	(1,103)
Profit from operations	10,102	(76)	10,026
Net financing costs	(715)	30	(685)
Share of profits less losses of associates and jointly controlled entities	—	47	47
Profit before taxation	9,387	1	9,388
Income tax expense	(2,293)	(1)	(2,294)
Profit for the year and attributable to equity shareholders of the Company	7,094	—	7,094
Other significant disclosure items:			
Personnel costs	1,760	(69)	1,691
Cost of inventories	41,290	180	41,470
Depreciation	3,831	(48)	3,783
Repairs and maintenance	2,010	(7)	2,003

3 CHANGES IN ACCOUNTING POLICIES (Continued)

(b) *(Continued)*

Balance sheet at 31 December 2006

	2006 (as previously reported) *Rmb million*	Effect of adoption of equity method increase/ (decrease) *Rmb million*	2006 (as restated) *Rmb million*
Non-current assets			
Property, plant and equipment	32,834	(423)	32,411
Intangible assets	48	(21)	27
Construction in progress	8,401	(144)	8,257
Lease prepayments	5,486	(21)	5,465
Interests in jointly controlled entities	—	592	592
Interests in associates	49	—	49
Deferred tax assets	114	(2)	112
Other investments	10	—	10
	46,942	(19)	46,923
Current assets			
Inventories	7,220	(184)	7,036
Amounts due from fellow subsidiaries	708	157	865
Trade receivables	1,729	(129)	1,600
Prepayments, deposits and other receivables	378	(30)	348
Cash and cash equivalents	1,698	(218)	1,480
Income tax recoverable	261	—	261
	11,994	(404)	11,590
Current liabilities			
Trade and other payables	6,747	(52)	6,695
Amount due to fellow subsidiaries	1,051	(2)	1,049
Short-term bank loan	7,384	(91)	7,293
Other current liabilities	2,340	—	2,340
	17,522	(145)	17,377
Net current liabilities	(5,528)	(259)	(5,787)
Total assets less current liabilities	41,414	(278)	41,136

3 CHANGES IN ACCOUNTING POLICIES *(Continued)*

(b) *(Continued)*

Balance sheet at 31 December 2006 *(Continued)*

	2006 (as previously reported) *Rmb million*	Effect of adoption of equity method increase/ (decrease) *Rmb million*	2006 (as restated) *Rmb million*
Non-current liabilities			
Bank loans	9,089	(278)	8,811
Other non-current liabilities	2,324	—	2,324
	11,413	(278)	11,135
NET ASSETS	30,001	—	30,001
CAPITAL AND RESERVES			
Retained profits	9,181	—	9,181
Share capital and other reserves	20,820	—	20,820
Total equity attributable to equity shareholders of the Company	30,001	—	30,001

3 CHANGES IN ACCOUNTING POLICIES (Continued)

(b) *(Continued)*

Cash flow statement for the year ended 31 December 2006

	2006 (as previously reported) Rmb million	Effect of adoption of equity method increase/ (decrease) Rmb million	2006 (as restated) Rmb million
Net cash generated from operating activities	10,127	(21)	10,106
Net cash used in investing activities	(11,888)	(245)	(12,133)
Net cash generated from financing activities	2,899	93	2,992
Net increase in cash and cash equivalents	1,138	(173)	965
Effect of exchange rate fluctuation on cash held	(2)	2	—

4 SEGMENT REPORTING

The Company operates principally as a single business segment for the production and sales of steel products. Segment revenue based on the geographical location of customers are as follows:

	2007 Rmb million	2006 (restated) Rmb million
Revenue		
— The PRC	**51,383**	41,299
— Other countries	**13,911**	12,984
	65,294	54,283

All of the Company's assets are in the PRC.

5 TURNOVER

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts and value added tax.

6 OTHER OPERATING LOSS, NET

	2007 Rmb million	2006 (restated) Rmb million
Loss on disposals of property, plant and equipment	**(80)**	(282)
Impairment provision on property, plant and equipment	**(111)**	(118)
(Loss)/income from sales of scrap materials	**(51)**	6
Write-off of long outstanding accounts payable	**2**	1
Packaging materials income	**1**	1
Insurance compensation	**9**	8
Dividend income from other investments	**4**	3
Others	**8**	10
	(218)	(371)

7 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

(a) Net financing costs:

	2007 **Rmb million**	2006 (restated) *Rmb million*
Interest and other borrowing costs	**1,402**	944
Less: Amount capitalised as construction in progress*	**(682)**	(223)
Net interest expenses	**720**	721
Net exchange loss/(gain)	**59**	(24)
Interest income	**(27)**	(14)
Bank charges	**3**	2
	755	685

* The borrowing costs have been capitalised at an average rate of 5.99% (2006:4.91%) per annum for construction in progress.

(b) Other items:

	2007 **Rmb million**	2006 (restated) *Rmb million*
Auditors' remuneration	**9**	5
Cost of inventories	**50,031**	41,470
Depreciation	**4,142**	3,783
Amortisation of intangible assets	**5**	5
Amortisation of lease prepayments	**114**	114
Impairment losses		
— Fixed assets	**111**	118
— Trade receivable	**—**	4
— Inventory	**(12)**	39
Personnel costs		
— Salaries and wages, welfare and other costs	**1,708**	1,347
— Contributions to defined contribution scheme	**528**	344
Total personnel costs	**2,236**	1,691
Repairs and maintenance	**2,983**	2,003
Research and development costs	**21**	23

8 INCOME TAX

(a) Income tax expense in the income statement

	2007 Rmb million	2006 (restated) Rmb million
Current tax expense		
Provision for PRC income tax for the year	**2,907**	2,368
Deferred tax expense		
Origination and reversal of temporary differences *(note 8(b))*	**(59)**	(74)
Total income tax expense in income statement	**2,848**	2,294

The provision for PRC income tax is based on a statutory rate of 33% (2006: 33%) of the assessable profits of the Company as determined in accordance with the relevant income tax rules and regulations of the PRC.

On 16 March 2007, the fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law") which will take effect on 1 January 2008. As a result of the new tax law, the statutory income tax rate currently adopted by the Company has changed from 33% to 25% with effect from 1 January 2008. Pursuant to the grandfathering arrangement under the new tax law, the preferential policies enjoyed by the jointly controlled entities of the Company, which were established in high-tech zone, remain effective after the implementation of the new tax law until the preferential periods are expired. Currently, the jointly controlled entities are entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in income tax rate for the third to fifth years or entitle a preferential income tax rates. The current preferential income tax rates will be gradually increased to the standard rate of 25% over a five-year transition period. The deferred tax assets and liabilities have been remeasured for the change in applicable tax rate as a result of the new tax law.

8 INCOME TAX *(Continued)*

(a) Income tax expense in the income statement *(Continued)*

The reconciliation of income tax calculated at the Company's applicable tax rate with actual expense for the year is as follows:

	2007 ***Rmb million***	2006 (restated) *Rmb million*
Profit before taxation	**10,382**	9,388
Expected PRC income tax at a statutory tax rate of 33%	**3,426**	3,098
Non-taxable income	**(75)**	(183)
Non-deductible expenses	**112**	86
Additional deduction*	**(598)**	(544)
Tax credit*	**(17)**	(163)
	2,848	2,294

* Pursuant to relevant PRC tax regulations, the Company is entitled to claim an additional deduction based on 50% of approved research and development costs and a tax credit relating to purchases of equipment produced in the PRC for technological improvements.

8 INCOME TAX (Continued)

(b) Deferred taxation

(i) Deferred tax assets/(liabilities) are attributable to the following:

	Assets		Liabilities		Net	
	2007	2006 (restated)	**2007**	2006 (restated)	**2007**	2006 (restated)
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*	***Rmb million***	*Rmb million*
Borrowing costs capitalised	**—**	—	**(54)**	(80)	**(54)**	(80)
Revaluation of lease prepayments *(note)*	**45**	61	**—**	—	**45**	61
Provision for inventories	**19**	28	**—**	—	**19**	28
Impairment losses on property, plant and equipment	**34**	39	**—**	—	**34**	39
Depreciation of property, plant and equipment	**5**	7	**—**	—	**5**	7
Expenses to be claimed on paid basis	**36**	55	**—**	—	**36**	55
Change in fair value of available-for-sale equity securities	**—**	—	**(48)**	—	**(48)**	—
Provision for employee benefits	**49**	—	**—**	—	**49**	—
Deductible expenses relating to Bayuquan port connected projects ("Bayuquan Project")	**18**	—	**—**	—	**18**	—
Others	**4**	2	**—**	—	**4**	2
	210	192	**(102)**	(80)	**108**	112
Set-off within legal tax units and jurisdictions	**(102)**	(80)	**102**	80	**—**	—
Net deferred tax assets	**108**	112	**—**	—	**108**	112

Note: As described in note 27(c), land use rights are carried at cost. The surplus on the revaluation of land use rights net of deferred tax assets are reversed to the equity attributable to equity shareholders of the Company.

8 INCOME TAX *(Continued)*

(b) Deferred taxation *(Continued)*

(ii) Movement in temporary differences during the year:

	Balance at 1 January 2006 *Rmb million*	Recognised in income statement *Rmb million*	Balance at 31 2006/ 1 January 2007 *Rmb million*	Recognised in income statement *Rmb million*	Recognised in reserves *Rmb million*	Balance December at 31 December 2007 *Rmb million*
Borrowing costs capitalised	(25)	(55)	(80)	26	—	(54)
Revaluation of lease prepayments	63	(2)	61	(1)	(15)	45
Provision for inventories	—	28	28	(9)	—	19
Impairment losses on property, plant and equipment	—	39	39	(5)	—	34
Depreciation of property, plant and equipment	—	7	7	(2)	—	5
Expenses to be claimed on paid basis	—	55	55	(19)	—	36
Change in fair value of available-for-sale equity securities	—	—	—	—	(48)	(48)
Provision for employee benefits	—	—	—	49	—	49
Deductible expenses relating to Bayuquan Project	—	—	—	18	—	18
Others	—	2	2	2	—	4
	38	74	112	59	(63)	108

9 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Directors' and supervisors' remuneration:

	Directors' and supervisors' fees *Rmb million*	Salaries, allowance and benefits in kind *Rmb million*	Discretionary bonuses *Rmb million*	Retirement scheme contributions *Rmb million*	2007 Total *Rmb million*
Executive directors					
Zhang Xiaogang	—	—	—	—	—
Yang Hua	—	0.53	—	0.09	0.62
Tang Fuping	—	0.53	—	0.09	0.62
Huang Haodong	—	0.38	—	0.07	0.45
Fu Jihui	—	0.38	—	0.07	0.45
Fu Wei	—	0.37	—	0.06	0.43
Lin Daqing	—	0.38	—	0.07	0.45
Wang Chun Ming	—	0.37	—	0.07	0.44
Non-executive directors					
Yu Wanyuan	—	—	—	—	—
Independent non-executive directors					
Wang Linsen	0.09	—	—	—	0.09
Liu Yongze	0.09	—	—	—	0.09
Francis Li Chak Yan	0.09	—	—	—	0.09
Wang Xiaobin	0.09	—	—	—	0.09
Wu Xichun	0.09	—	—	—	0.09
Supervisors					
Wen Baoman	—	—	—	—	—
Xing Guibin	—	0.15	—	0.03	0.18
Zhang Lifen	—	0.35	—	0.06	0.41
Shan Mingyi	—	0.38	—	0.07	0.45
Li Ji	—	0.29	—	0.05	0.34
	0.45	4.11	—	0.73	5.29

9 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Directors' and supervisors' remuneration: *(Continued)*

	Directors' and supervisors' fees	Salaries, allowance and benefits in kind	Discretionary bonuses	Retirement scheme contributions	2006 Total
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Executive directors					
Liu Jie	—	—	—	—	—
Yang Hua	—	0.49	—	0.08	0.57
Tang Fuping	—	0.49	—	0.08	0.57
Huang Haodong	—	0.32	—	0.06	0.38
Fu Jihui	—	0.28	—	0.05	0.33
Fu Wei	—	0.28	—	0.05	0.33
Lin Daqing	—	0.32	—	0.05	0.37
Wang Chun Ming	—	0.16	—	0.03	0.19
Non-executive directors					
Yu Wanyuan	—	—	—	—	—
Independent non-executive directors					
Wang Linsen	0.06	—	—	—	0.06
Yao Weiting	0.03	—	—	—	0.03
Liu Yongze	0.06	—	—	—	0.06
Francis Li Chak Yan	0.06	—	—	—	0.06
Wang Xiaobin	0.06	—	—	—	0.06
Wu Xichun	0.04	—	—	—	0.04
Supervisors					
Qi Cong	—	—	—	—	—
Zhou Fa	—	0.02	—	—	0.02
Xing Guibin	—	0.13	—	0.02	0.15
Zhang Lifen	—	0.26	—	0.05	0.31
Shan Mingyi	—	0.32	—	0.06	0.38
Li Ji	—	0.23	—	0.04	0.27
	0.31	3.30	—	0.57	4.18

The five highest paid individuals of the Company in 2007 and 2006 were all executive directors whose emoluments are disclosed above.

10 DIVIDENDS

(a) Dividends attributable to the year

	2007 **Rmb million**	2006 *Rmb million*
Final dividend proposed after the balance sheet date of Rmb55 cents per share (2006: Rmb58 cents per share)	**3,979**	3,441

Pursuant to a resolution passed at the directors' meeting on 14 April 2008, a final dividend of Rmb55 cents (2006: Rmb58 cents) per share totalling Rmb3,979 million (2006: Rmb3,441 million) was approved for shareholders' approval at the Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2007 **Rmb million**	2006 *Rmb million*
Final dividends in respect of the previous financial year, approved and paid during the year, of Rmb58 cents per share (2006: Rmb36 cents per share)	**3,441**	1,067

11 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of Rmb7,534 million (2006: Rmb7,094 million) and a weighted average number of shares outstanding during the year of Rmb6,721 million (2006 (restated): Rmb6,606 million) calculated as follows:

Weighted average number of shares

(In millions of shares)	**2007**	2006 (restated)
Issued shares at 1 January	**5,933**	2,963
Effect of issuance of new shares related to acquisition of ANSI *(Note 31)*	**—**	2,970
Effect of rights issue *(Note 25(a))*	**788**	673
Weighted average number of shares at 31 December	**6,721**	6,606

11 EARNINGS PER SHARE (Continued)

(b) Diluted earnings per share

There were no dilutive potential equity shares in existence as at 31 December 2006 and 2007.

12 PROPERTY, PLANT AND EQUIPMENT

(a)

	Buildings *Rmb million*	Plant, machinery and equipment *Rmb million*	Transportation vehicles and other related equipment *Rmb million*	Total *Rmb million*
Cost:				
At 1 January 2006 (restated)	1,493	7,388	620	9,501
Additions	—	2	—	2
Acquisition of ANSI	7,344	15,026	938	23,308
Transfer from construction in progress *(note 14)*	2,021	4,970	427	7,418
Reclassification	—	233	(233)	—
Disposals	(132)	(397)	(72)	(601)
At 31 December 2006 (restated)	10,726	27,222	1,680	39,628
At 1 January 2007	10,726	27,222	1,680	39,628
Additions	39	39	—	78
Transfer from construction in progress *(note 14)*	1,068	3,196	308	4,572
Reclassification	(501)	406	95	—
Disposals	(131)	(171)	(29)	(331)
At 31 December 2007	11,201	30,692	2,054	43,947

12 PROPERTY, PLANT AND EQUIPMENT (Continued)

(a) (Continued)

	Buildings Rmb million	Plant, machinery and equipment Rmb million	Transportation vehicles and other related equipment Rmb million	Total Rmb million
Accumulated depreciation and impairment provision:				
At 1 January 2006 (restated)	392	2,859	340	3,591
Charge for the year	712	2,785	286	3,783
Reclassification	—	156	(156)	—
Written back on disposal	(11)	(204)	(60)	(275)
Impairment losses *(note c)*	47	67	4	118
At 31 December 2006 (restated)	1,140	5,663	414	7,217
At 1 January 2007	1,140	5,663	414	7,217
Charge for the year	756	3,048	338	4,142
Reclassification	(10)	7	3	—
Written back on disposal	(82)	(82)	(18)	(182)
Impairment losses *(note c)*	27	81	3	111
At 31 December 2007	1,831	8,717	740	11,288
Net book value:				
At 31 December 2007	9,370	21,975	1,314	32,659
At 31 December 2006 (restated)	9,586	21,559	1,266	32,411

(b) All of the Company's buildings are located in the PRC.

(c) During the year ended 31 December 2007, the Company planned to dispose of certain machinery which were obsolete. The recoverable amounts of these machinery were assessed based on their scrape value less costs to sell. As a result, the carrying amount of the machinery was written down by Rmb111 million (2006: Rmb118 million). The impairment loss for the year is included in "Other operating loss" in the income statement.

13 INTANGIBLE ASSETS

	Industrial technology Rmb million
Cost:	
Balance at 1 January 2006 *(restated)*	—
Acquisition of ANSI	32
Balance at 31 December 2006 *(restated)*	32
Balance at 1 January 2007 *(restated)*	32
Addition	—
Balance at 31 December 2007	32
Accumulated amortisation:	
Balance at 1 January 2006 *(restated)*	—
Amortisation for the year	5
Balance at 31 December 2006 *(restated)*	5
Balance at 1 January 2007 *(restated)*	5
Amortisation for the year	5
Balance at 31 December 2007	10
Net book value:	
At 31 December 2007	22
At 31 December 2006 *(restated)*	27

The amortisation charge for the year is included in "Administrative expenses" in the income statement.

14 CONSTRUCTION IN PROGRESS

	2007 *Rmb million*	2006 (restated) *Rmb million*
Balance at 1 January	**8,257**	2,882
Additions	**13,430**	10,325
Acquisition of ANSI	**—**	2,468
	21,687	15,675
Transfer to property, plant and equipment *(note 12)*	**(4,572)**	(7,418)
Balance at 31 December	**17,115**	8,257
Construction in progress comprises:		
Cold rolling system upgrade	**—**	339
2130 continuous cold rolling line	**—**	90
West projects	**816**	1,229
New #2,3,4 and 5 furnace	**237**	126
Chemical plant renovation	**906**	792
Bayuquan port connected projects ("Bayuquan Project") *(note a)*	**14,495**	5,135
Others	**661**	546
Balance at 31 December	**17,115**	8,257

(a) The investment budget in Bayuquan Project amounted to Rmb22,600 million was approved by the Company's shareholders pursuant to resolution passed in the extraordinary general meeting held on 29 September 2006.

Up to 31 December 2007, the Company has not acquired the land use rights of Bayuquan Project.

15 LEASE PREPAYMENTS

Lease prepayments represent the land use rights on land located in the PRC. The remaining periods of the land use rights of the Company range from 39 to 48 years.

Up to the date of this report, the Company was in the process of applying for or changing registration of the title certifications of certain of its land use rights, which related to acquisition of ANSI as mentioned in note 31, with an aggregate carrying value of approximately Rmb193 million as at 31 December 2007 (2006: Rmb5,177 million). The directors are of the opinion that the Company is entitled to lawfully and validly occupy or use the above mentioned land.

16 INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2007 **Rmb million**	2006 (restated) Rmb million
Share of net assets	**825**	592

Details of the Company's interests in the jointly controlled entities are set out below:

Name of jointly controlled entities	Form of Business Structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest held by the Company	Principal activities
ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS") *(note)*	Sino-foreign equity joint Venture	PRC	US$132 million	50%	Production and sale of hot dip galvanised steel products
ANSC-Dachuan Heavy Industries Dalian Steel Product Processing and Distribution Co., Ltd ("ANSC-Dachuan", formerly known as ANSC-Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Co., Ltd *(note)*	Equity Joint Venture	PRC	Rmb380 million	50%	Sale, processing and distribution of steel products
Changchun FAM Steel Processing and Distribution Company Limited ("Changchun FAM")	Sino-foreign equity joint Venture	PRC	Rmb90 million	50%	Sale, processing, distribution and storage of steel products
ANSC-TK Changchun Steel Logistics Co., Ltd. ("TKAS-SSC")	Sino-foreign equity joint Venture	PRC	US$12 million	50%	Production, processing and sale of anti-fluorin steel products and connected commercial activities

16 INTERESTS IN JOINTLY CONTROLLED ENTITIES (Continued)

Note: Paid-up capital of ANSC-TKS was increased to USD132 million on 6 March 2007. The above increase in paid-up capital has been verified by Liaoning Tian Jian Certified Public Accountants Co.

Paid-up capital of ANSC-Dachuan was increased to Rmb380 million on 25 November 2007. The above increase in paid-up capital has been verified by Dalian Zhong Yuan Certified Public Accountants.

Summary financial information on jointly controlled entities — Company's effective interest

	2007 ***Rmb million***	2006 *Rmb million*
Non-current assets	**1,008**	641
Current assets	**495**	446
Non-current liabilities	**(327)**	(278)
Current liabilities	**(334)**	(211)
Net assets	**842**	598
Income	**1,368**	1,122
Expenses	**(1,291)**	(1,075)
	77	47

17 INTERESTS IN ASSOCIATES

	2007 ***Rmb million***	2006 *Rmb million*
Share of net asset	**50**	49

17 INTERESTS IN ASSOCIATES (Continued)

Details of the Company's interests in the associates are set out below:

Name of jointly controlled entities	Form of Business Structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest held by the Company	Principal activities
Angang Shenyang Steel Product Processing And Distribution Company Limited ("Angang Shenyang")	Equity joint venture	PRC	Rmb48 million	30%	Sale, processing and distribution of steel products
TKAS (Changchun) Tailored Blanks Ltd ("TKAS")	Sino-foreign equity joint venture	PRC	US$10 million	45%	Production and sale of tailored blanks

Summary financial information on associates

	Assets *Rmb million*	Liabilities *Rmb million*	Equity *Rmb million*	Revenue *Rmb million*	Profit *Rmb million*
2007					
100 per cent	**258**	**127**	**131**	**585**	**7**
Company's effective interest	**100**	**49**	**51**	**199**	**3**
2006					
100 per cent	215	90	125	393	1
Company's effective interest	82	33	49	128	—

18 OTHER INVESTMENTS

	2007	2006
	Rmb million	*Rmb million*
Available-for-sale equity securities:		
— Unlisted equity securities	**10**	10
— Listed in the PRC	**271**	—
	281	10

19 INVENTORIES

	2007	2006 (restated)
	Rmb million	*Rmb million*
Raw materials and fuels	**2,556**	1,711
Work in progress	**1,736**	1,315
Finished goods	**1,861**	2,164
Spare parts, tools and ancillary materials	**2,548**	1,846
	8,701	7,036

The analysis of the amount of inventories recognised as an expense is as follows:

	2007	2006 (restated)
	Rmb million	*Rmb million*
Carrying amount of inventories sold	**50,043**	41,431
Write-down of inventories	**36**	39
Reversal of write-down of inventories	**(48)**	—
	50,031	41,470

The reversal of write-down of inventories arose due to usage of the impaired spare parts, tools and ancillary materials which were written down in prior years.

20 TRADE RECEIVABLES

	2007 Rmb million	2006 (restated) Rmb million
Accounts receivable	**412**	191
Bills receivable	**6,083**	1,409
	6,495	1,600

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2007 Rmb million	2006 (restated) Rmb million
Less than 3 months	**4,652**	1,535
More than 3 months but less than 12 months	**1,839**	61
More than 1 year	**4**	4
	6,495	1,600

The Company requests customers to pay cash or settle by bills in full prior to delivery of goods. Subject to negotiation, credit term of four months is only available for certain major customers with well-established trading records.

The Company had certain discounted and endorsed bills receivables (with recourse) outstanding at a carrying amount of Rmb443 million as at 31 December 2007. They are expected to expire before 30 June 2008.

21 CASH AND CASH EQUIVALENTS

Cash and cash equivalents represented cash at bank and in hand.

As at 31 December 2007, a deposit of Rmb1,878 million (2006: Rmb1,449 million) was placed in Angang Group Financial Company Limited ("Angang Finance"), a fellow subsidiary of the Company.

22 TRADE PAYABLES

	2007	2006 (restated)
	Rmb million	*Rmb million*
Accounts payable	**1,666**	1,199
Bills payable	**1,052**	1,338
	2,718	2,537

The ageing analysis of trade payables is as follows:

	2007	2006 (restated)
	Rmb million	*Rmb million*
Due on demand	**154**	34
Due within 3 months	**2,200**	1,917
Due after 3 months but within 6 months	**364**	586
	2,718	2,537

23 BANK LOANS

At 31 December 2007, the bank loans were repayable as follows:

	Within 1 year or on demand *Rmb million*	After 1 year but within 2 years *Rmb million*	After 2 years but within 5 years *Rmb million*	More than 5 years *Rmb million*	Sub-total *Rmb million*	Total *Rmb million*
Unsecured bank loans:						
— Floating interest rates ranging from 0.25% p.a. to 7.05% p.a.	7,326	900	7,885	3,512	12,297	19,623

At 31 December 2006, the bank loans were repayable as follows:

	Within 1 year or on demand *Rmb million*	After 1 year but within 2 years *Rmb million*	After 2 years but within 5 years *Rmb million*	More than 5 years *Rmb million*	Total Sub-total *Rmb million*	(restated) *Rmb million*
Unsecured bank loans:						
— Floating interest rates ranging from 0.25% p.a. to 6.16% p.a.	7,293	2,703	3,996	2,112	8,811	16,104

Among the unsecured bank loans of the Company as at 31 December 2007, Rmb1,603 million (2006: Rmb4,003 million) were guaranteed by Angang Holding.

As at 31 December 2007, loans from Angang Finance, a fellow subsidiary of the Company, amounted to Rmb500 million (2006: Rmb3,200 million).

24 PROVISIONS

	Employee benefits *Rmb million* *Note a*
At 1 January 2007	—
Provisions for the year	198
At 31 December 2007	198
Less: amounted included under "other payables"	(52)
	146

(a) Taking into consideration the relevant laws and regulations and the actual situation, as certain employees awaiting job assignment no longer generate economic benefits for the Company, they have been treated by the Company for compensation purposes by providing them with severance benefits. The severance benefits are calculated based on the salaries and welfare payable to these employees from 1 January 2008 to the normal retirement. The present value of the future cash flow expected to be required to settle the obligation is recognised as provision for employee benefits.

25 SHARE CAPITAL

	2007		2006	
	Number of shares million	***Rmb million***	*Number of shares million*	*Rmb million*
Issued and fully paid:				
State-owned legal person shares of Rmb1 each				
At 1 January	**3,990**	**3,990**	1,131	1,131
Issuance of shares for rights issue *(note (a))*	**878**	**878**	—	—
Issuance of A shares for the acquisition of ANSI *(note (b))*	—	—	2,970	2,970
Decrease as a result of exercise of warrants *(note (c))*	—	—	(111)	(111)
As at 31 December	**4,868**	**4,868**	3,990	3,990
A shares of Rmb1 each				
At 1 January	**1,053**	**1,053**	942	942
Issuance of shares for rights issue *(note (a))*	**228**	**228**	—	—
Increase as a result of exercise of warrants *(note (c))*	—	—	111	111
As at 31 December	**1,281**	**1,281**	1,053	1,053
H shares of Rmb1 each				
At 1 January	**890**	**890**	890	890
Issuance of shares for rights issue *(note (a))*	**196**	**196**	—	—
As at 31 December	**1,086**	**1,086**	890	890
	7,235	**7,235**	5,933	5,933

25 SHARE CAPITAL (Continued)

Notes:

(a) As authorised by the documents "Notice Regrading Approval of Placement of Angang Steel Company Limited" (Zheng Jian Fa Xing Zi* [2007] No.313) and "Approval Reply Regarding Placement of Foreign Investors' Shares of Angang Steel Company Limited Listed Outside of the PRC" (Zheng Jian Guo He Zi* [2007] No.33 issued by the China Securities Regulatory Commission ("CSRC") on 24 September 2007 and 28 September 2007, the Company proposed to issue domestic rights shares and H rights shares ("Right Shares Issue") to all shareholders with 5,932,985,697 outstanding shares on the basis of 2.2 Rights Shares for every 10 existing shares in October 2007. The entitlements to the Rights Shares under the Share Rights Issue represent a total of 1,301,822,150 shares, including 1,106,022,150 domestic shares, and the remaining 195,800,000 H shares. The subscription price for domestic shares and H shares is Rmb15.40 per share and HKD15.91 respectively.

The total subscription fund amounted to Rmb 20,006 million. Deducted by the issuance fee of Rmb 108 million and the capital interest of 7 million, the company received the net subscription fund of 19,905 million. This increased the paid-up capital and share premium by Rmb 1,302 million and Rmb 18,603 respectively.

(b) In January 2006, the Company issued 2.97 billion A shares of Rmb1 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of acquisition of ANSI (note 31). The share premium, net of the issuance costs of Rmb18 million, amounted to Rmb9,753 million was credited to share premium account.

(c) In accordance with State-owned Share Reform Plan ("Reform Plan") of the Company, Angang Holding issued 113 million European-style warrants to A share shareholders registered as at the implementation date of the Reform Plan. Some warrant holders exercised their rights at the exercise date (5 December 2006), causing state-owned legal person shares and Renminbi ordinary shares to decrease and increase by 111 million shares respectively.

(d) All the state-owned legal person shares, A and H shares rank pari passu in all material respects.

(e) Capital management

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Company actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Consistent with industry practice, the Company monitors its capital structure on the basis of a net debt-to-adjusted capital ratio. For this purpose the Company defines net debt as total debt (which includes interest-bearing loans and borrowings, trade and other payables) plus unaccrued proposed dividends, less cash and cash equivalents. Adjusted capital comprises all components of equity less unaccrued proposed dividends.

During 2007, the Company's strategy, which was unchanged from 2006, was to maintain the net debt-to-adjusted capital ratio at a reasonable level. In order to maintain or adjust the ratio, the Company may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

25 SHARE CAPITAL (Continued)

Notes: (Continued)

(e) Capital management (Continued)

The net debt-to-adjusted capital ratio at 31 December 2007 and 2006 was as follows:

	Note	2007 Rmb million	2006 (restated) Rmb million
Current liabilities			
Trade and other payables		**8,921**	6,695
Amount due to ultimate holding company		**41**	16
Amounts due to fellow subsidiaries		**2,045**	1,049
Short-term bank loan		**7,326**	7,293
Current portion of long-term payable to ultimate holding company		**2,324**	2,324
		20,657	17,377
Non-current liabilities			
Bank loans		**12,297**	8,811
Long-term payable to ultimate holding company		**—**	2,324
Total debt		**32,954**	28,512
Add: Proposed dividends		**3,979**	3,441
Less: Cash and cash equivalents		**(7,733)**	(1,480)
Net debt		**29,200**	30,473
Total equity		**54,127**	30,001
Less: Proposed dividends		**(3,979)**	(3,441)
Adjusted capital		**50,148**	26,560
Net debt-to-adjusted capital ratio		**58%**	115%

The Company is not subject to externally imposed capital requirements.

26 SHARE PREMIUM

	Share Premium Rmb million
At 1 January 2006	3,058
Issuance of new shares *(note 25(b))*	9,753
At 31 December 2006/1 January 2007	12,811
Issuance of new shares *(note 25(a))*	18,603
At 31 December 2007	31,414

27 RESERVES

	Statutory surplus reserve *(note (a))* Rmb million	Statutory public welfare fund *(note (b))* Rmb million	Excess over share capital *(note (c))* Rmb million	Fair value reserve *(note (d))* Rmb million	Total Rmb million
2006					
At 1 January 2006	772	772	(152)	—	1,392
Transfer for the year *(note 28)*	684	—	—	—	684
Transfer of balance of statutory public welfare fund	772	(772)	—	—	—
At 31 December 2006	2,228	—	(152)	—	2,076
2007					
At 1 January 2007	2,228	—	(152)	—	2,076
Proposed transfer for the year *(note 28)*	753	—	—	—	753
Change in fair value of available-for-sale equity securities, net of deferred tax	—	—	—	143	143
Effect of change in deferred tax relating to revaluation surplus	—	—	(15)	—	(15)
At 31 December 2007	2,981	—	(167)	143	2,957

27 RESERVES *(Continued)*

(a) Under the Company's Articles of Association, the Company's net profit after taxation as reported in the financial statements prepared in accordance with the PRC GAAP can only be distributed as dividends after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) allocations to the statutory surplus reserve fund of at least 10% of the net profit after taxation, as determined under the PRC GAAP; and

(iii) allocations to the discretionary surplus reserve subject to approval by the shareholders.

(b) Pursuant to the Company Law No.167 effective from 1 January 2006 and the Articles of Association amended on 20 June 2006, the Company is no longer required to make allocations to the statutory public welfare fund. According to the "Notice on the Relevant Enterprise Accounting Treatments after the Effect of the Company Law" issued by the Ministry of Finance of the PRC, the Company has transferred the balance of statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

(c) Land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset is reversed from the shareholders' funds.

(d) The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in note 2(d) and 2(s).

28 RETAINED PROFITS

	Note	**2007** ***Rmb million***	2006 *Rmb million*
At 1 January		**9,181**	3,838
Net profit for the year		**7,534**	7,094
Transfer between reserves *(note 27)*		**(753)**	(684)
Dividend approved in respect of the previous year	10(b)	**(3,441)**	(1,067)
At 31 December		**12,521**	9,181

29 DISTRIBUTABLE RESERVE

In accordance with the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under the PRC GAAP and the amount determined under IFRSs. As at 31 December 2007, the reserve available for distribution was Rmb12,446 million (2006 (restated): Rmb9,115 million). Final dividend of Rmb3,979 million (2006: Rmb3,441 million) in respect of the financial year 2007 was proposed after the balance sheet date.

30 NOTE TO THE CASH FLOW STATEMENT

Reconciliation of profit before taxation to cash flows from operations

	2007 ***Rmb million***	2006 (restated) *Rmb million*
Operating activities		
Profit before taxation	**10,382**	9,388
Adjustments for:		
Interest income	**(27)**	(14)
Interest expenses	**720**	721
Share of profits less losses of associates	**(3)**	—
Share of profits less losses of jointly controlled entities	**(77)**	(47)
Depreciation	**4,142**	3,783
Amortisation of intangible assets	**5**	5
Amortisation of lease prepayments	**114**	114
Loss on disposal of property, plant and Equipment	**80**	282
Net exchange loss/(gain)	**59**	(24)
Bad debt provision	**—**	4
Write (back)/down of inventories	**(12)**	39
Impairment losses on fixed assets	**111**	118
Operating profit before changes in working capital	**15,494**	14,369
Increase in inventories	**(1,561)**	(1,206)
Increase in amounts due from fellow subsidiaries	**(526)**	(75)
Increase in accounts receivable	**(221)**	(79)
Increase in bills receivable	**(4,674)**	(782)
Decrease in amount due from ultimate holding company	**—**	240
Increase in prepayments, deposits and other receivables	**(52)**	(159)
Increase/(decrease) in accounts payables	**467**	(333)
Decrease in bills payable	**(286)**	(119)
Increase/(decrease) in amount due to ultimate holding company	**25**	(795)
Increase in amount due to fellow subsidiaries	**962**	179
Increase in other payables	**720**	1,716
Increase in provisions	**146**	—
Cash generated from operations	**10,494**	12,956

31 LONG-TERM PAYABLE TO ULTIMATE HOLDING COMPANY

According to the acquisition agreement dated 20 October 2005 ("Acquisition Agreement"), the Company acquired the entire equity interest of ANSI ("Acquisition") from Angang Holding, the ultimate holding company of the Company, for Rmb19.69 billion plus final adjustments as stated in the Acquisition Agreement. The Acquisition was completed in January 2006 and the total final consideration amounted to Rmb19.712 billion.

The Company issued 2.97 billion A shares of Rmb1 each at Rmb4.29 per share (equivalent to Rmb12.741 billion) to Angang Holding as a partial payment for the consideration of the Acquisition. The remaining balance of the purchase consideration amounted to Rmb6,971 million will be paid in three equal instalments and bears interest at rates quoted by People's Bank of China for the same period.

Up to 31 December 2007, the Company has repaid Rmb4,648 million. The last instalment of purchase consideration will be paid in 2008.

32 COMMITMENTS

The Company had capital commitments outstanding at 31 December 2007 not provided for in the financial statements as follows:

	2007	2006 (restated)
	Rmb million	*Rmb million*
Authorised and contracted for:		
— Construction projects of production lines	**12,887**	10,964
— Investments	**—**	167
Authorised but not contracted for:		
— Improvement projects of production lines	**3,873**	16,022
— Proposed investment in a subsidiary	**137**	—
	16,897	27,153

33 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions carried out between the Company, ANSC-TKS (its jointly controlled entity), and Angang Group during the year.

(A) Significant transactions and balances with Angang Group

(i) Significant transactions which the Company conducts with Angang Group in the normal course of business are as follows:

	Note	2007 Rmb million	2006 (restated) Rmb million
Sales of finished goods (before deducting sales related taxes)	(a)	**4,133**	1,885
Sales of scrap materials and minus sieve powder (before deducting sales related taxes)	(a)	**285**	150
Fee received for utilities and services provided	(b)	**519**	394
Sales of assets	(c)	**25**	—
Purchase of raw materials	(d)	**13,781**	11,184
Purchase of ancillary materials and spare parts	(e)	**1,910**	1,493
Utility supplies	(f)	**1,413**	1,031
Fees paid for welfare and other support services	(g)	**8,000**	4,589
ERP service fee	(h)	**30**	—
Purchase of assets	(i)	**4**	—
Interest received	(j)	**10**	5
Interest paid	(j)	**459**	444

Notes:

(a) The Company sold finished products and returned scrap materials to Angang Group for their own consumption mainly at selling prices based on the average prices charged to independent customers for the preceding month or market prices.

The Company sold minus sieve powder to Angang Group at prices for sinter ore less the costs of producing the same by Angang Group.

(b) The Company provided utilities and services, such as gas, electricity, steam and transportation, to Angang Group at applicable State prices, production cost plus 5%, or market prices.

(c) The Company sold certain assets to Angang Group for their own use at selling prices based on market value.

33 RELATED PARTY TRANSACTIONS *(Continued)*

(A) Significant transactions and balances with Angang Group *(Continued)*

(i) Significant transactions which the Company conducts with Angang Group in the normal course of business are as follows: *(Continued)*

Notes: (Continued)

(d) The Company purchased its principal raw materials, from Angang Group at prices determined and modified on a semi-annual basis. The purchase price is mainly no higher than the average prices quoted to the Company for importing principal raw materials of similar quality plus freight charges in the previous interim period or the average sales prices charged by independent customers plus 10% mark up of processing costs (if applicable).

(e) The Company purchased from Angang Group ancillary materials in the form of steel products and spare parts at selling prices no higher than the average prices of such materials charged by Angang Group to independent customers for the preceding month.

(f) The Company purchased electricity from Angang Group mainly at State prices.

(g) Angang Group provided certain supporting services to the Company. These services include railway and road transportation services; agency services for import of raw material, equipment, spare parts and ancillary materials; agency services for domestic sales and export of products; equipment examination, repair and maintenance; design and engineering services; construction project agency and management services and other employees' supporting services. Service fees were charged at applicable state prices, market prices, fixed rate commission or free of charge.

(h) The Company paid service fee to Angang Group for use of the ERP information management system at a price based on the total depreciation and maintenance expenses incurred by Angang Group for the ERP information management system

(i) The Company purchased certain assets from Angang Group at prices based on market value.

(j) Angang Group provided financial services in the form of deposit taking, settlement, borrowing and discounting services at State prices.

As at 31 December 2007, the deposit placed with Angang Finance amounted to Rmb1,878 million (2006: Rmb1,449 million) and the loans from Angang Finance amounted to Rmb500 million (2006: Rmb3,700 million).

The deferred cash payment for the acquisition of ANSI bears interest at rates quoted by the People's Bank of China for the same period. Interest paid for the year in respect of the deferred cash payment amounted to Rmb249 million (2006: 350 million).

33 RELATED PARTY TRANSACTIONS (Continued)

(A) Significant transactions and balances with Angang Group (Continued)

(ii) Bank loans

As at 31 December 2007, certain bank loans amounted to Rmb1,603 million (31 December 2006: Rmb4,003 million) were guaranteed by Angang Holding.

(iii) Amount due to ultimate holding company

The amount mainly represents fees payable for support services and interest accrual for long-term payable to ultimate holding company.

The amount due to ultimate holding company is unsecured, interest free and has no fixed terms of repayment.

(iv) Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries mainly represent prepayments and amounts payable for the purchase of raw materials and other services. Advances are received by the Company in respect of sales of finished goods.

The amounts due from/to fellow subsidiaries are unsecured, interest free and have no fixed terms of repayment.

(v) Long-term payable to ultimate holding company

The amount represents deferred cash payment for the acquisition of 100% equity interest in ANSI. For details, please refer to note 31.

(vi) New Supply of Materials and Services Agreement

The Company entered into a new Supply of Material and Services Agreement 2008/09 ("New Supply Agreement") with Angang Holding on 24 October 2007, which will become effective on 1 January 2008.

33 RELATED PARTY TRANSACTIONS (Continued)

(B) Significant transactions with other related parties

(1) Significant transactions with ANSC-TKS

Sales of finished goods to ANSC-TKS by the Company

The Company sold finished products to ANSC-TKS amounting to Rmb1,591 million (2006: Rmb1,533 million) for further processing.

(2) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the Company's directors and supervisors as disclosed in note 9 is as follows:

	2007	2006
	Rmb million	*Rmb million*
Directors' and supervisors' fees	**0.47**	0.31
Salaries, allowance and other benefits in kind	**4.52**	3.87
Retirement scheme contributions	**0.78**	0.62
	5.77	4.80

Total remuneration is included in "personnel costs" (see note 7(b)).

(C) Transaction with other state-controlled entities in the PRC

The Company operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions as disclosed above, the Company conducts certain business activities with other state-controlled entities which include but are not limited to the following:

- Sales and purchases of goods, property and other assets; and
- Depositing and borrowing money.

33 RELATED PARTY TRANSACTIONS (Continued)

(C) Transaction with other state-controlled entities in the PRC (Continued)

These transactions are conducted in the ordinary course of the Company's business on terms comparable to those with other entities that are not state-controlled. The Company has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Company's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of opinion that the following transactions with other state-controlled entities require disclosure:

(i) Transactions with other state-controlled entities, including state-controlled banks in the PRC

	2007 ***Rmb million***	2006 (restated) *Rmb million*
Sales	**11,437**	17,670
Purchases	**12,199**	6,847
Defined contribution scheme contribution	**305**	261

(ii) Balances with other state-controlled entities, including state-controlled banks in the PRC

	2007 ***Rmb million***	2006 (restated) *Rmb million*
Accounts receivable	**406**	186
Prepayments, deposits & other receivables	**1,299**	—
Accounts payable	**151**	67
Other payables	**1,782**	—
Short-term bank loans	**6,473**	6,680
Long-term bank loans	**12,010**	5,203
Cash and time deposits at banks	**5,855**	32

34 RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

The Company is required to contribute to the retirement benefits scheme based on 20% (2006: 20%) of the total salary in accordance with the regulations of the local labour bureau.

All the employees of the Company are entitled to receive, on retirement, pension payments from these schemes. Except as disclosed in note 24, the Company has no other material obligation for payment of retirement benefits beyond the contributions.

35 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Company's business. The Company is also exposed to equity price risk arising from its equity investments in other entities and movements in its own equity share price. These risks are limited by the Company's financial management policies and practices described below.

(a) Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Company does not provide any guarantees which would expose the Company to credit risk.

Cash at bank and in hand

Substantial amounts of the Company's cash balances are deposited with PRC financial institutions.

Trade and other receivables

The Company requests most of its customers to pay cash or bills in full prior to delivery of goods. Trade receivables are due within 90 days from the date of billing. Debtors with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade receivables.

Amounts due from fellow subsidiaries

The terms of amounts due from fellow subsidiaries are disclosed in note 33.

35 FINANCIAL INSTRUMENTS *(Continued)*

(b) Liquidity risk

The Company's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(c) Interest rate risk

The interest rates of bank loans are disclosed in note 23.

At 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would decrease/increase the Company's profit after tax and retained profits by approximately Rmb95 million (2006: Rmb129 million).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(d) Foreign currency risk

(i) Forecast transactions

The Company did not have a significant foreign currency risk exposure arising from its sales and raw materials purchases for production as these transactions were mainly carried out in Renminbi. However, with the increasing proportion of export sales conducted in foreign currencies, the depreciation or appreciation of foreign currencies against the Renminbi will affect the Company's results of operations.

35 FINANCIAL INSTRUMENTS *(Continued)*

(d) Foreign currency risk *(Continued)*

(ii) Exposure to currency risk

The following table details the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency.

	2007				2006			
	United States Dollars million	Euros million	Japanese Yen million	Hong Kong Dollars million	United States Dollars million	Euros million	Japanese Yen million	Hong Kong Dollars million
Trade and other receivables	—	—	—	—	9	2	—	—
Cash and cash equivalents	—	(1)	(6,018)	64	—	(1)	(7,729)	—
Overall net exposure	—	(1)	(6,018)	64	9	1	(7,729)	—

(iii) Sensitivity analysis

The following table indicates the approximate change in the Company's profit after tax (and retained profits) and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Company has significant exposure at the balance sheet date.

	2007			2006		
	Increase/ (decease) in foreign exchange rates	Effect on profit after tax and retained profits *Rmb million*	Effect on other components of equity *Rmb million*	Increase/ (decease) in foreign exchange rates	Effect on profit after tax and retained profits *Rmb million*	Effect on other components of equity *Rmb million*
Euros	5%	(1)	—	5%	(1)	—
Japanese Yen	5%	(13)	—	5%	(17)	—
HKD	(5)%	(2)	—	(5)%	—	—

35 FINANCIAL INSTRUMENTS (Continued)

(e) Equity price risk

The Company is exposed to equity price changes arising from available-for-sale equity securities (see note 18). Other than unquoted securities held for strategic purposes, all of these investments are listed.

The Company's listed investment is listed on Shanghai Stock Exchange. The listed investment held in the available-for-sale portfolio has been chosen based on its longer term growth potential and is monitored regularly for performance against expectations.

All of the Company's unquoted investments are held for long term strategic purposes. Their performance is assessed at least bi-annually against performance of similar listed entities, based on the limited information available to the Company, together with an assessment of their relevance to the Company's long term strategic plans.

The Company is not exposed to equity price risk arising from changes in the Company's own share price as the Company's own equity instruments do not underlie the fair values of any derivatives or other financial liabilities of the Company as at the balance sheet date.

The following table indicates the approximate change in the Company's profit after tax (and retained profits) and other components of equity in response to reasonably possible changes in the relevant stock market index (for listed investments) to which the Company has significant exposure at the balance sheet date.

	2007			2006		
	Increase/ (decrease) in the relevant risk variable	Effect on profit after tax and retained profits Rmb million	Effect on other components of equity Rmb million	Increase/ (decrease) in the relevant risk variable	Effect on profit after tax and retained profits Rmb million	Effect on other components of equity Rmb million
Stock market index in respect of listed investment SSE Index	(20)%	(41)	–	–	–	–

The sensitivity analysis has been determined assuming that the reasonably possible change in the stock market index or other relevant risk variables had occurred at the balance sheet date and had been applied to the exposure to equity price risk in existence at that date. It is also assumed that the fair value of the Company's equity investment would change in accordance with the historical correlation with the relevant stock market index or the relevant risk variables, that the Company's available-for-sale investment would be considered impaired as a result of a reasonably possible decrease in the relevant stock market index or other relevant risk variables, and that all other variables remain constant. The stated changes represent management's assessment of reasonably possible changes in the relevant stock market index or the relevant risk variables over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

35 FINANCIAL INSTRUMENTS (Continued)

(f) Fair value

The fair values of cash, deposits with banks, bills receivable, trade and other receivables, trade and other payables, amount due to ultimate holding company, and amounts due from/to fellow subsidiaries are not materially different from their carrying amounts.

The fair values of the Company's bank loans as estimated by applying a discounted cash flow using current market interest rates for similar financial instruments approximate to their carrying values.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

36 NON-ADJUSTING POST BALANCE SHEET EVENT

The directors proposed a final dividend after the balance sheet date (see note 10).

37 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Company bases the assumptions and estimates on historical experience and on various other assumptions that the Company believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in note 2. The Company believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

37 ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a) Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Company's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Company uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Company reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Company's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c) Provision for inventories

As explained in note 2(i), the Company's inventories, other than spare parts, tools and ancillary materials, are stated at the lower of cost and net realisable value. Spare parts, tools and ancillary materials are stated at cost less any provision for obsolescence. Based on the Company's recent experience and the nature of the inventories, the Company makes estimates of the selling prices, the costs to be incurred in selling the inventories and the costs of completion in case for work in progress or the usage for future repair and maintenance. Uncertainty exists in these estimations.

38 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2007 and which have not been adopted in these financial statements: Of these developments, the following relate to matters that may be relevant to the Company's operations and financial statements:

		Effective for accounting periods beginning on or after
IFRSs 8	Operating segments	1 January 2009
Revised IAS 1	Presentation of financial statements	1 January 2009
Revised IAS 23	Borrowing costs	1 January 2009

The Company is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company's results of operations and financial position.

39 PARENT AND ULTIMATE HOLDING COMPANY

The directors of the Company consider its parent and ultimate holding company at 31 December 2007 to be Angang Holding, which is a state-owned enterprise incorporated in the PRC.

Differences between financial statements

Prepared in accordance with International Financial Reporting Standards ("IFRSs") and Accounting Standards for Business Enterprises in the PRC ("PRC GAAP")

	Note	**2007** **Rmb million**	2006 (restated) Rmb million
Profit attributable to equity shareholders of the Company under IFRSs		**7,534**	7,094
Adjustments:			
— Convertible debentures Additional borrowing costs capitalised	(i)	**7**	—
— Pre-operating expenses	(ii)	**(3)**	3
— Lease prepayment amortised	(iii)	**(5)**	(5)
— Write off of long outstanding accounts payable	(iv)	**—**	(1)
— Receipt of government grant	(v)	**—**	(3)
— Production safety expenses	(vi)	**(11)**	—
— Deferred tax charge	(vii)	**3**	(85)
Profit attributable to equity shareholders of the Company under PRC GAAP		**7,525**	7,003
Total equity attributable to equity shareholders of the Company under IFRSs		**54,127**	30,001
Adjustments:			
— Convertible debentures Additional borrowing costs capitalised	(i)	**—**	(7)
— Pre-operating expenses	(ii)	**—**	3
— Revaluation of land use rights	(iii)	**181**	186
— Production safety expenses	(vi)	**(11)**	—
— Deferred tax	(vii)	**(42)**	(60)
Total equity attributable to equity shareholders of the Company under PRC GAAP		**54,255**	30,123

Notes:

(i) The amounts represent the different treatments on transaction costs and discount on convertible debentures between the IFRSs and the applicable PRC Accounting Rules and Regulations (the Old PRC Accounting Rules and Regulations) before 31 December 2005. Adjustments for the period represent the difference in balance arising from the different accounting treatments after adoption of the New PRC GAAP on 1 January 2007.

(ii) Under the Old PRC Accounting Rules and Regulations before 31 December 2006, pre-operating expenses are capitalised in long-term deferred expenses before the commencement of operation and will be charged to expense in the first month of operation once and for all. After the adoption of the New PRC GAAP 1 January 2007, pre-operating expenses are expensed when incurred, which is consistent with the accounting treatment of IFRSs. Adjustments for the period represent the reversal of the balance of pre-operating expenses as at 1 January 2007.

(iii) Under the Old PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Land use rights are carried at historical cost base under IFRSs. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset and accumulated difference in amortisation was reversed from shareholders' equity and the amortisation of the surplus was added back to the net profit in the financial statements prepared under IFRSs.

(iv) Under IFRSs, long outstanding accounts payable is recognised in the income statement for the current period. Under the Old PRC Accounting Rules and Regulations before 31 December 2006, the write off of long outstanding accounts payable is credited to capital reserve. After the adoption of the New PRC GAAP on 1 January 2007, long outstanding accounts payable is recognised in the income statement for the current period, which is consistent with the accounting treatment of IFRSs.

(v) Under IFRSs, receipt of government grant is recognised as an income in the income statement. After the adoption of the New PRC GAAP on 1 January 2007, receipt of government grant is recognised in the income statement for the current period, which is consistent with the accounting treatment of IFRSs.

(vi) According to the document (Cai Qi* [2007] No. 478), entities involved in mining, construction, land transport and/or production of dangerous goods are required to accrue production safety expenses to the relevant period's income statement at fixed rates on production volume. Under IFRSs, expenses are recognised only when they are actually incurred.

(vii) According to the above adjustment made in (iii) and (vi), income tax is recognised by liability method under IFRSs, whereas deferred tax assets and liabilities are provided.

As (i), (ii), (iv) and (v) and their relevant amounts of deferred tax are insignificant, and the above events do not create the difference in shareholders' equity between the financial statements for 2007 in accordance with the PRC GAAP and the IFRSs, the requirements of "Interpretation No.1" have not been applied retrospectively by restating the financial statements under the PRC GAAP.

A PREPARED IN ACCORDANCE WITH ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES IN THE PRC

	2007	2006	2005	2004	2003
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Principal operating revenue	**65,499**	54,330	26,632	23,228	14,521
Net profit	**7,525**	7,003	2,079	1,776	1,433
Total assets	**86,786**	58,385	14,290	15,343	15,012
Total liabilities	**(32,531)**	(28,262)	(2,961)	(5,209)	(6,064)
Net assets	**54,255**	30,123	11,329	10,134	8,948

B PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

	2007	2006	2005	2004	2003
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Turnover	**65,294**	54,283	26,488	23,228	14,521
Profit attributable equity shareholders of the Company	**7,534**	7,094	2,117	1,798	1,433
Non-current assets	**56,430**	46,923	9,671	7,966	7,970
Current assets	**30,951**	11,590	4,553	6,934	6,875
Current liabilities	**(20,811)**	(17,377)	(2,369)	(3,633)	(4,132)
Net current assets	**10,140**	(5,787)	2,184	3,301	2,743
Total assets less current liabilities	**66,570**	41,136	11,855	11,267	10,713
Non-current liabilities	**(12,443)**	(11,135)	(604)	(1,245)	(1,898)
Net assets	**54,127**	30,001	11,251	10,022	8,815

Note:

(a) Turnover was stated as the amount before deducting sales related taxes.

(b) The Company changed its accounting policy relating to interest in jointly controlled entities. The new accounting policy has been applied retrospectively by restating opening balance at 1 January 2006 and 2007.

(c) Figures in years earlier than 2006 are stated in accordance with the policies before the change on a consistent basis.

INCORPORATION OF THE COMPANY:

Date:	8 May 1997
Place:	396 Nan Zhong Hua Road, Tie Dong District, Anshan City, Liaoning Province, the PRC

BUSINESS ADDRESS OF THE COMPANY IN HONG KONG:

41/F Edinburgh Tower, The Landmark,
15 Queen's Road Central, Hong Kong

REGISTRATION NUMBER OF LEGAL PERSON BUSINESS LICENSE HELD BY THE COMPANY:

210000400006026

TAXATION REGISTRATION NUMBER:

210302242669479

AUDITORS:

Name of the international auditors	:	KPMG
Place of Business	:	8th Floor, Prince's Building, 10 Chater Road, Central, Hong Kong
Name of the PRC auditors	:	KPMG Huazhen
Place of Business	:	8/F, Office Tower E2, Oriental Plaza, Beijing

1. Financial statements of the Company signed by the Legal Representative, Chief Accountant and Head of the Accounting Department of the Company and with seal affixed;

2. Original of the auditors' report of the Company sealed by the accountants firm and signed and sealed by certified public accountants;

3. Originals of all documents and manuscripts of announcements disclosed by the Company in the China Securities Journal and the Securities Times in 2007;

4. Annual report of the Company submitted to the Hong Kong Stock Exchange.

The above documents are available for inspection at the secretarial office of the Board of Directors, Angang Steel Company Limited situated at No. 1 Qianshan Road West, Qianshan District, Anshan City, Liaoning Province.

Note: This report is prepared in both Chinese and English. The Chinese version shall prevail in case of any inconsistency in the interpretation of the two versions.

Angang Steel Company Limited
The Board of Directors

14 April 2008

Designed and produced by: **Wonderful Sky Financial Group** Tel.: 2851 1038

END